As confidentially submitted to the Securities and Exchange Commission on June 9, 2017

pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FUNKO, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3944 (Primary Standard Industrial Classification Code Number)	35-2593276 (I.R.S. Employer Identification No.)

2802 Wetmore Avenue

Everett, Washington 98201

Telephone: (425) 783-3616

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tracy D. Daw

Senior Vice President, General Counsel and Secretary

2802 Wetmore Avenue

Everett, Washington 98201

Telephone: (425) 783-3616

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	John Duke, Esq. Adam Brown, Esq. Hogan Lovells US LLP 1835 Market Street, 29th Floor Philadelphia, PA 19103 Telephone: (267) 675-4600 Fax: (267) 675-4601

Patrick J. Schultheis

Michael Nordtvedt

Jeana S. Kim

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

Telephone: (206) 883-2500

Fax: (206) 883-2699

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Class A common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is exercised.
(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2017.

             Shares

Funko, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Funko, Inc. We are selling              shares of Class A common stock.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $             and $            . We intend to apply to list our Class A common stock on the              under the symbol “FNKO.”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. All shares of our Class B common stock will be held by the Continuing Equity Owners (as defined below).

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of the common units of Funko Acquisition Holdings, L.L.C., or FAH, LLC, that we purchase directly from FAH, LLC and certain of the Continuing Equity Owners (as defined below) with the proceeds from this offering and the common units of FAH, LLC that we acquire from the Former Equity Owners (as defined below) in connection with the consummation of the Transactions (as defined below), collectively representing an aggregate     % economic interest in FAH, LLC. The remaining     % economic interest in FAH, LLC will be owned by the Continuing Equity Owners through their ownership of common units of FAH, LLC.

We will be the sole managing member of FAH, LLC. We will operate and control all of the business and affairs of FAH, LLC and, through FAH, LLC and its subsidiaries, conduct our business.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the             . See “Our Organizational Structure” and “Management—Controlled Company Exception.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

See “Risk Factors” beginning on page 28 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Funko, Inc.	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares of Class A Common stock against payment in New York, New York on                     , 2017.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Merrill Lynch

Piper Jaffray	Jefferies

Stifel	BMO Capital Markets	SunTrust Robinson Humphrey

Prospectus dated                 , 2017.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

i

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the Transactions. See “Our Organizational Structure” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

As used in this prospectus, unless the context otherwise requires, references to:

•	“we,” “us,” “our,” the “Company,” “Funko” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Funko, Inc., and, unless otherwise stated, all of its subsidiaries, including FAH, LLC and, unless otherwise stated, all of its subsidiaries, and (2) prior to the completion of the Transactions, including this offering, to FAH, LLC and, unless otherwise stated, all of its subsidiaries.

•	“ACON” refers to ACON Funko Investors, L.L.C., a Delaware limited liability company, and certain funds affiliated with ACON Funko Investors, L.L.C. (including any such fund or entity formed to hold shares of Class A common stock for the Former Equity Owners).

•	“Continuing Equity Owners” refers collectively to ACON, Fundamental, the Former Profits Interests Holders and certain current and former executive officers, employees and directors and each of their permitted transferees that will own common units in FAH, LLC after the Transactions and who may, following the consummation of this offering, redeem at each of their options their common units for, at our election, cash or newly-issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”

•	“FAH LLC Agreement” refers to FAH, LLC’s amended and restated limited liability company agreement, which will become effective on or prior to the consummation of this offering.

•	“FHL” refers to Funko Holdings LLC, a Delaware limited liability company.

•	“Former Equity Owners” refers to those Original Equity Owners affiliated with ACON who will transfer their indirect ownership interests in common units of FAH, LLC for shares of our Class A common stock (to be held by them either directly or indirectly) in connection with the consummation of the Transactions.

•	“Former Profits Interests Holders” refers collectively to Adam Kriger and Charles Denson, who are members of our board of directors, and certain current executive officers and employees, in each case, who hold existing profits interests in FAH, LLC pursuant to FAH, LLC’s existing equity incentive plan and who will receive common units of FAH, LLC in exchange for their profits interests in connection with the Transactions.

•	“Fundamental” refers collectively to Fundamental Capital, LLC and Funko International, LLC.

•	“Original Equity Owners” refers to the owners of ownership interests in FAH, LLC, collectively, prior to the Transactions, which include ACON, Fundamental, the Former Profits Interests Holders and certain current and former executive officers, employees and directors.

We will be a holding company and the sole managing member of FAH, LLC, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of common units of FAH, LLC.

Presentation of Financial Information

FAH, LLC is the predecessor of the issuer, Funko, Inc., for financial reporting purposes. Funko, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•	Funko, Inc. Other than the inception balance sheet, dated as of April 21, 2017, the historical financial information of Funko, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

•	FAH, LLC. As we will have no interest in any operations other than those of FAH, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of FAH, LLC and its subsidiaries.

On October 30, 2015, ACON, through FAH, LLC, an entity formed in contemplation of the transaction, acquired a controlling interest in FHL and its subsidiary, Funko, LLC. We refer to this transaction as the “ACON Acquisition.” As a result of the ACON Acquisition, information throughout this prospectus presents operations and cash flows for two periods, Predecessor and Successor, which relate to the period preceding the ACON Acquisition on October 30, 2015 and the period succeeding the ACON Acquisition, respectively. References to the “Successor 2015 Period” refer to the period from October 31, 2015 through December 31, 2015 and references to the “Predecessor 2015 Period” refer to the period from January 1, 2015 through October 30, 2015. Financial information in the Predecessor 2015 Period principally relates to FHL and its subsidiary Funko, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Our presentation of certain financial information for the combined year ended December 31, 2015, specifically net sales and Adjusted EBITDA, represents the mathematical addition of the Predecessor 2015 Period and the Successor 2015 Period. The change in basis resulting from the ACON Acquisition did not materially impact such financial information and, although this presentation of financial information on a combined basis does not comply with U.S. generally accepted accounting principles, or GAAP, or with the pro forma requirements of Article 11 of Regulation S-X, we believe it provides a meaningful method of comparison to the other periods presented in this prospectus. The data is being presented for analytical purposes only. Combined operating results (1) may not reflect the actual results we would have achieved absent the ACON Acquisition, (2) may not be predictive of future results of operations and (3) should not be viewed as a substitute for the results of the Predecessor and the Successor presented in accordance with GAAP.

The unaudited pro forma financial information of Funko, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of FAH, LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2016, in the case of the unaudited pro forma consolidated statements of operations data, and as of March 31, 2017 in the case of the unaudited pro forma consolidated balance sheets. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

TRADEMARKS

This prospectus includes our trademarks and trade names, including Pop! ®, Mystery Minis®, Dorbz®, Pint Size Heroes™, Rock Candy®, Galactic Plushies™, Hero Plushies™, SuperCute™ and MyMoji®, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Funko: At the Nexus of Pop Culture

We are a leading pop culture consumer products company. Our business is built on the principle that almost everyone is a fan of something and the evolution of pop culture is leading to increasing opportunities for fan loyalty. We create whimsical, fun and unique products that enable fans to express their affinity for their favorite “something”—whether it is a movie, TV show, video game, musician or sports team. We infuse our distinct designs and aesthetic sensibility into one of the industry’s largest portfolios of licensed content over a wide variety of product categories, including figures, plush, accessories, apparel and homewares. With our unique style, expertise in pop culture, broad product distribution and highly accessible price points, we have developed a passionate following for our products that has underpinned our growth. We believe we sit at the nexus of pop culture—content providers value us for our broad network of retail customers, retailers value us for our broad portfolio of licensed pop culture products and pop culture insights, and consumers value us for our distinct, stylized products and the content they represent. We believe our innovative product design and market positioning have disrupted the licensed product markets and helped to define today’s pop culture products category.

Pop culture pervades modern life and almost everyone is a fan of something. In the past, pop culture fandom was often associated with stereotypical images of fans from narrow demographics, such as Star Trek fans attending conventions to speak Klingon to each other or friends getting together to play Dungeons & Dragons. Today, more quality content is available and technology innovation has made content accessible anytime, anywhere. As a result, the breadth and depth of pop culture fandom resembles, and in many cases exceeds, the type of fandom previously associated only with sports. Everyday interactions at home, work or with friends are increasingly influenced by pop culture.

You may have experienced pop culture through:

•	gathering with friends at the office to talk about the latest episode of Game of Thrones…or hiding from them because you haven’t watched it yet;

•	waiting in line for the midnight showing of the latest Star Wars movie release;

•	binge watching an entire season of Stranger Things on Netflix with your family;

•	experiencing Coachella via social media;

•	watching Bugs Bunny with your children on Saturday morning;

•	debating with your friends whether the Hunger Games books or movies are better;

•	attending a Frozen-themed birthday party; or

•	wearing your favorite quarterback’s jersey.

We have invested strategically in our relationships with key constituents in pop culture. Content providers value us for our broad network of retail customers and retailers value us for our broad portfolio of licensed pop culture products, pop culture insights and ability to drive consumer traffic. Consumers, who value us for our distinct, stylized products, remain at the center of everything we do.

•	Content Providers: We have strong licensing relationships with many established content providers, such as Disney, HBO, LucasFilm, Marvel, the National Football League and Warner Brothers. We strive to license every pop culture property that we believe is relevant to consumers. We currently have licensed over 1,000 properties, which we believe represents one of the largest portfolios in our industry, and from which we can create multiple products based on each character within those properties. Content providers trust us to create unique, stylized extensions of their intellectual property that extend the relevance of their content with consumers through ongoing engagement, helping to maximize the lifetime value of their content. We believe we have benefited from a trend of content providers consolidating their relationships to do more business with fewer licensees. Our track record of obtaining licenses from content providers, together with our proven ability to renew and extend the scope of our licenses, demonstrates the trust content providers place in us.

•

Retail Channels:    We sell our products through a diverse network of retail customers across multiple retail channels, including specialty retailers, mass-market retailers and e-commerce sites. We can provide our retail customers a customized product mix designed to appeal to their particular customer bases. Our current retail customers include Amazon, Barnes & Noble, Entertainment Earth, GameStop, Hot Topic, Target and Walmart in the United States, and Smyths Toys and Tesco internationally. In 2016, we sold our products through over 2,000 U.S. retailers, who collectively have over 25,000 total doors, and through distributors internationally, which represented 18.8% of 2016 net sales. Retailers recognize the opportunity presented by the demand for pop culture products and are continuing to dedicate additional shelf space to our products and the pop culture category. For example, based on public filings, GameStop, a specialty video game retailer, generated $494 million in 2016 net sales from its collectibles business, an increase of 60% compared to 2015. Additionally, some of our retail customers, such as Target and Walmart, view us as pop culture experts, and we help them manage their pop culture category. We believe we drive meaningful traffic to our retail customers’ stores because our products have their own built-in fan base, are refreshed regularly creating a

“treasure hunt” shopping experience for consumers, and are often supplemented with exclusive, limited-time products that are highlighted on social media. We believe these merchandising strategies create a sense of urgency with consumers that encourages repeat visits to our retail customers.

•	Consumers: Fans are increasingly looking for ways to express their affinity for and engage with their favorite pop culture content. Over time, many of our consumers evolve from occasional buyers to more frequent purchasers, whom we categorize as enthusiasts or collectors. We create products to appeal to a broad array of fans across consumer demographic groups—men, women, boys and girls—not a single, narrow demographic. We currently offer over 5,000 products across our product categories. Our products are generally priced under $10, which allows our diverse consumer base to express their fandom frequently and impulsively. We continue to introduce innovative products designed to facilitate fan engagement at different price points and styles. In addition, our fans routinely express their passion for our products and brands through social media and live pop culture events, such as Comic-Con or Star Wars Celebration.

We have developed a nimble and low-fixed cost production model. The strength of our in-house creative team and relationships with content providers, retailers and third-party manufacturers allows us to move from product concept to pre-selling a new product in as few as 24 hours. We typically have a new figure on the store shelf between 110 and 200 days and can have it on the shelf in as few as 70 days. As a result, we can dynamically manage our business to balance current content releases and pop culture trends with content based on classic evergreen properties, such as Mickey Mouse or classic Batman. This has allowed us to deliver significant growth while lessening our dependence on individual content releases.

Our financial performance reflects the strong growth of our business. From 2014 to 2016, we expanded our net sales, net income and Adjusted EBITDA at a 100%, a 17% and an 86% compound annual growth rate, or CAGR, respectively. We achieved this growth without reliance on a singular “hit” property as no single property accounted for more than 15% of annual net sales during that period. We believe our strong growth and profitability reflect our pop culture consumer products leadership.

The following table sets forth net income (loss) and Adjusted EBITDA as a percentage of net sales.

	Years Ended December 31,
	2014	Predecessor 2015	Successor 2015	2016
Net income (loss)	18%	13%	(28)%	6%
Adjusted EBITDA	26%	29%	23%	23%

Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial performance measure, see “—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

The Pop Culture Industry: The Forces at Work

Pop culture encompasses virtually everything that someone can be a fan of—movies, TV shows, video games, music and sports. The global licensed pop culture product industry in which we compete sits within the global licensed entertainment and character products market, which had $113 billion in total sales in 2016. We believe that many retailers have seen traffic decline across traditional consumer categories. In contrast, demand for pop culture content, consumer products and experiences has grown rapidly. We believe the increasing influence of pop culture and the strength of the pop culture industry is evidenced by:

•	60 movie franchises each grossing more than $1 billion worldwide, and the average number of franchise films included in the top ten annual grossing movies from 2000 through 2015 was 6.6 films, up from 2.5 franchise films in the 1990s;

•	3.2 million total interactions across both Facebook and Twitter about each new episode of The Walking Dead in 2016;

•	47% increase in live concert ticket sales in North America from 1996 to 2015; and

•	43 million viewers watching the League of Legends championship in 2016, a number that is 1.4 times that of the viewership of the NBA Finals that year, and an increase of 19% from 2015.

The pop culture industry is being driven by several major forces. Technology advances have made it easier to access, consume and engage with content. Content providers have produced more quality content to drive fan engagement, often with a focus on franchise properties. Dedicated, active and enduring fan bases have emerged across the pop culture landscape. These fans seek out opportunities to interact with their favorite content and with like-minded fans through social media and content-centric experiences. At the same time, social norms have shifted, making fandom culturally accepted and mainstream. These trends reinforce one another leading to a substantial increase in pop culture fandom and to significant growth in the industry.

The Forces At Work In The Pop Culture Industry

Technology Innovation

The proliferation of powerful mobile technology, such as tablets and smartphones, and the emergence of new content distribution services, such as Amazon Prime, Hulu and Netflix, have enabled fans to connect and engage with content anywhere, at any time, in larger “binge” quantities. More content and greater access have led to more fans spending more time per day consuming content. In addition, fans are able to develop a deeper affinity for content due to the increased prevalence of platforms and events where they can share their passion with other fans (such as through social media, blogs, YouTube, podcasts and online games). The accelerated pace of content discovery and sharing has created an environment where niche content can quickly become mainstream, resulting in more content becoming part of pop culture.

Evolution of Content

Content providers have increasingly focused on creating original scripted and franchise content that has broad global appeal and potential for sequels and brand extensions. During the 1990s, the top ten annual grossing movies included an average of 2.5 franchise films and from 2000 through 2015, the top ten annual grossing movies included an average of 6.6 franchise films. The growth of a healthy franchise ecosystem across content types has fostered fan loyalty and stimulated licensed product purchases. In addition, there has been a virtuous content-led cycle, which has driven an increase in the production of scripted high-budget, high-quality original TV shows, such as The Sopranos and Game of

Thrones. The number of scripted original series more than doubled from 216 in 2010 to 455 in 2016, with newer entrants such as Amazon Prime, Hulu and Netflix spending or announcing the intention to spend substantial capital on new original content. For example, based on public filings, Netflix plans to invest approximately $6 billion in content creation in 2017.

Dedicated and Active Fan Base

We believe pop culture fans possess distinguishing characteristics that make them highly valuable consumers. Like sports fans, fans of other forms of pop culture identify strongly with their favored properties, and have a natural tendency to form social communities around them. For context, in 2016, retail sales of licensed entertainment and character products totaled $113 billion, compared to $25 billion for retail sales of licensed sports products. Furthermore, as it becomes increasingly easy to access a large quantity of quality content, fans seek more ways to expand and express connectivity to their favored characters or properties as they share their passion with others. As a result, consumers are participating in the story of these properties via social media platforms and conventions, such as Comic-Con, AnimeExpo and Star Wars Celebration, rather than being solely consumers of content. By being a part of the conversation regarding their favored content, fans reinforce their love for it, thereby creating a cycle of fandom.

Growing Cultural Relevance and Acceptance

As pop culture engagement has increased, we believe it has become more culturally acceptable to be openly passionate about all forms of pop culture, not just sports. Social media is driving the importance of pop culture as fans increasingly want to engage with the content and their social communities to show affinity for pop culture content. The top five U.S. media conventions, including Comic-Con International: San Diego and New York Comic Con, drew over a half million attendees in 2015, representing a sharp increase of over 40% from 2010. This growth was driven in part by an increase in female attendees, who accounted for 45% of all convention attendees in 2014. This represents a long-term cultural shift supporting the acceptability of fan affinity for pop culture content across multiple demographic categories of fans, and the growth beyond the traditional narrow, male-dominated demographic.

Our Strategic Differentiation

Leading Design and Creative Capabilities

Our in-house creative team layers our own whimsical, fun and distinct stylization onto content providers’ characters, creating unique products for which there is substantial consumer demand. Our creative team is passionate about pop culture. We enjoy a strong pipeline of talent for our creative team given our culture and the opportunity we provide to work with the most relevant pop culture content. We believe content providers trust us with their properties, and consumers passionately engage with our products and brands because of our creativity. In addition, we reinvigorate classic evergreen or back catalog content by infusing a fresh, unique aesthetic and design into characters that enjoy enduring passion and nostalgia from fans. As a result of our creative capabilities and broad portfolio of licenses, we create a substantial number of new products each year, including approximately 2,300 new products in 2016.

Diversity of Products and Accessible Price Points Create Broad Appeal

We create products to appeal to a broad array of fans across consumer demographic groups. We do not limit ourselves by targeting discrete demographics such as the stereotypical collector or the child seeking the latest (and often short-lived) toy craze. We estimate based on market and internal data that approximately one-third of our consumers are occasional buyers, which we define as those consumers who are mainstream movie and TV fans, but do not self-identify as collectors and do not engage in traditional pop culture enthusiast activities. Our products’ price points are generally under $10, which allows our diverse consumer base to express their fandom frequently and impulsively. We have broadened our products beyond our historical focus on figures (down to approximately 82% of 2016 net sales from 91% of 2015 net sales), having successfully launched new and growing categories such as plush (approximately 6% of 2016 net sales) and accessories (approximately 5% of 2016 net sales). We believe we have one of the largest and most engaged fan bases in our industry, driven by their passion and love of our unique products and the properties we represent.

Trusted Steward of the Most Important Pop Culture Content

We strive to license every pop culture property that we believe is relevant to our consumers. Over the last decade, we have built strong relationships with content providers and currently have a catalog of content licenses covering over 1,000 properties that we believe is one of the industry’s largest. We believe there is a trend of content providers consolidating their relationships to do more business with fewer licensees. As a trusted steward with a strong retail distribution network, we believe we have benefited from this trend. We often work collaboratively with content providers in advance of new content releases to create unique, stylized products to maximize the value of their properties. In some cases, the input we have provided has influenced the content provider’s creative choices for its original content. We have licenses for 14 of the 15 highest grossing movie franchises in history. We believe we are well positioned to continue to obtain licenses for new important movie franchises and other properties. Further, we have historically been able to renew productive licenses on commercially reasonable terms, which positions us to benefit from the ongoing desire of consumers to engage with and show affinity for their favorite pop culture content.

Deep, Mutually Beneficial Relationships with a Broad Network of Retail Customers

We partner with a diverse group of retail customers through which we sell our products. Many of our retail customers view us as experts in pop culture and in some cases we help manage their growing pop culture category within their stores and can provide a curated experience by catering to their particular customer bases. We believe this enables us to enhance the productivity of the pop culture category for our retail customers, resulting in increased sales and expanded shelf space for our products—a major driver of our growth historically. Additionally, we believe our pop culture expertise and omnichannel sales model position us well to capture the industry shift from traditional brick and mortar to channel-agnostic content consumerism. In addition, we often release exclusive new products with a specific retail customer, driving significant traffic and sales for them.

Nimble Speed to Market Reflects “Fast Fashion” Product Development Process

Speed to market has become increasingly important as technological innovation has accelerated the pace of content discovery and sharing and the speed at which niche content can become mainstream. Our flexible and low-fixed cost production model enables us to go from product design of a figure to the store shelf between 110 and 200 days and can have it on the shelf in as few as 70 days, with a minimal upfront investment of $5,000 to $7,500 in tooling, molds and internal design costs. Because of the strength of our in-house creative team, we are able to move from product design to pre-selling a new product in as few as 24 hours. This ability, coupled with the valuable data insights we have developed over the past decade, and the increasing use of repeated franchise properties by content providers, reduces potential product risk to us while better positioning us to benefit from trends in content creation and consumption. As an example of our “fast fashion” product development process, we announced and were able to pre-sell a dancing Baby Groot figure, which was a surprise character in Marvel’s 2014 Guardians of the Galaxy movie release, within a week of the movie release.

Dynamic Business Model Drives Revenue Visibility and Growth

Our business is diversified across content providers and properties, product categories, and sales channels. As a result, we can dynamically manage our business to capitalize on pop culture trends, which has allowed us to deliver significant growth while lessening our dependence on individual content releases. Our content provider relationships are highly diversified. We generated only approximately 15% of 2016 net sales from our top property and the portion of our 2016 net sales attributable to our top five properties was 36%. Our products are balanced across our licensed property categories. In 2016, we generated approximately 43% of net sales from classic evergreen properties, approximately 24% from movie release properties, approximately 20% from current video game properties and approximately 12% from current TV properties. We have visibility into the new release schedule of our content providers and our expansive license portfolio allows us to dynamically manage new product creation. This allows us to adjust the mix of products based on classic evergreen properties and new releases, depending on the media release cycle. In addition, we sell our products worldwide through a diverse group of sales channels, including specialty retailers, distributors, mass-market retailers, e-commerce sites and direct-to-consumer.

Visionary Management Team and Employees with Genuine Passion for Pop Culture

Our highly experienced management team is led by Brian Mariotti, an industry pioneer. A long-time pop culture fan, Brian recognized early on the impact that trends in media and entertainment would have on the pop culture industry and the value of having a diverse portfolio of licenses. Passion for pop culture pervades our company and our openness to new ideas from anywhere in the organization has resulted in some of our most innovative and differentiated products.

How We Plan To Grow

We are pursuing the following strategies that we believe will drive substantial future growth.

Increase Sales with Existing Retail Customers

We intend to continue to increase our sales by expanding our shelf space and deepening our relationships with our retail customers. Our products have driven traffic to our retail customers’ previously less productive square footage, which has resulted in increased shelf space for our products. In addition to designing unique, stylized products that resonate with pop culture fans and drive traffic, we intend to increase the number of retail customers for whom we curate pop culture selections. We believe doing so deepens our relationships with our retail customers and encourages them to allocate more shelf space to our products and pop culture products generally and, in some cases, create pop culture departments where none existed before, which we believe will drive additional brand awareness and sales growth. We are also in the process of creating a self-service online portal for our retail customers to reduce ordering time and increase the efficiency of our ordering process, which we believe will increase our sales with our existing retail customers.

Add New Retail Customers and Expand Into New Channels

We regularly evaluate and add new retail customers as we believe consumers demand Funko products regardless of the retail channel through which they purchase them. While we believe we have opportunities to add new specialty and mass-market retailers, we also plan to selectively target new or underdeveloped sales channels, such as dollar, drug, grocery and convenience stores. By adding new retail customers, we will increase the awareness and availability of our products to consumers, which we believe will increase sales. We also intend to increase our direct-to-consumer efforts, which represented approximately 6% of 2016 net sales.

Broaden Our Product Offerings

In addition to designing products to address new content that licensors continually produce, we plan to add new product categories, lines and brands to leverage our existing sales channels to continue to drive sales. For example, we are expanding our blind box offerings, which have historically included figures, to plush products. We also continually evaluate product innovations and potential acquisition targets to complement our existing product categories, lines and brands. Adding new product categories, lines and brands will enable us to leverage our existing retail distribution network to quickly increase sales while offering a more fulsome pop culture product offering to our retail customers and consumers.

Expand Internationally

We believe that the forces at work first observed in the U.S. pop culture industry are global. We believe we are currently underpenetrated internationally, as only approximately 18.8% of 2016 net sales were generated outside of the United States, and we believe that international sales represent a significant growth opportunity. In contrast to our international sales, approximately 75% of global box office receipts in 2016 were generated outside of the United States, suggesting significant potential for international growth. We are investing in the growth of our international business both organically and through third party distributors. In January 2017, we acquired certain assets of Underground Toys Limited and now sell directly to certain of our customers in Europe, the Middle East and Africa through our newly formed subsidiary, Funko UK, Ltd. In the future we may pursue similar acquisitions, or expand our direct sales force or distributor relationships to further penetrate Asia Pacific, Latin America or other regions.

Leverage the Funko Brand Across Multiple Channels

We believe there is a significant opportunity to leverage our distinctive style and designs across numerous underserved channels such as digital content, as well as potentially movies and television. For example, we are in the process of creating an online portal for Funko that will serve as an online destination for our consumers. This online community will allow consumers to create personal avatars, purchase digital products and interact with other consumers. We believe this opportunity will drive brand awareness with new audience segments, deepen consumer engagement to drive customer lifetime value, strengthen our direct connection with our consumers and grow our direct-to-consumer business, as well as support our retail customers.

Recent Developments

Loungefly Acquisition

On May 4, 2017, we entered into a securities purchase agreement pursuant to which we agreed to purchase, subject to the satisfaction of customary closing conditions, all of the outstanding equity interests of Loungefly, Inc., or Loungefly, a company that designs and sells a variety of licensed pop culture fashion accessories. We expect to complete this acquisition, which we refer to as the Loungefly Acquisition, in June 2017, subject to the satisfaction of such closing conditions.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

•	our success depends on our ability to execute our business strategy;

•	our business is dependent upon our license agreements, which involve certain risks;

•	we may not be able to design and develop products that will be popular with consumers or maintain the popularity of successful products;

•	changes or downturns in the retail industry and markets for consumer products could negatively impact our business, financial condition and results of operations;

•	our business depends on our ability to maintain and develop relationships with retail customers and distributors;

•	our industry is highly competitive and barriers to entry are low;

•	our financial performance may suffer if we fail to manage our growth effectively;

•	our gross margin may not be sustainable and may fluctuate over time;

•	our business depends on content development and creation by third parties;

•	our success depends on our ability to successfully manage our inventories;

•	we or our licensors may be unable to obtain, maintain and protect our respective intellectual property rights, which could negatively impact our competitive position;

•	our success is critically dependent on the efforts and dedication of our officers and other employees;

•	our use of third-party manufacturers to produce our products presents risks to our business;

•	we are subject to various government regulations, violation of which could subject us to sanctions or otherwise harm our business;

•	our indebtedness could adversely affect our financial health and competitive position;

•	ACON will have substantial control over us, including over decisions that require the approval of stockholders, and its interests, along with the interests of our other Continuing Equity Owners, may conflict with yours;

•	we are a “controlled company” within the meaning of the listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements;

•	we may not be able to realize any tax benefits that may arise from our organizational structure and any redemptions or exchanges of common units of FAH, LLC for cash or stock, including in connection with this offering; and

•	we will incur increased costs and obligations as a result of being a public company.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Summary of the Transactions

Funko, Inc., a Delaware corporation, was formed on April 21, 2017 to serve as the issuer of the Class A common stock offered hereby. Prior to this offering, all of our business operations have been conducted through FAH, LLC and its subsidiaries. We will consummate the following organizational transactions in connection with this offering:

•	we will amend and restate the existing limited liability company agreement of FAH, LLC to, among other things, (1) convert all existing ownership interests (including vested profits interests and all unvested profits interests, which will accelerate and vest in connection with this offering) in FAH, LLC into common units of FAH, LLC, and (2) appoint Funko, Inc. as the sole managing member of FAH, LLC upon its acquisition of common units in connection with this offering;

•	we will amend and restate Funko, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holders to one vote per share on all matters presented to our stockholders generally and (2) for Class B common stock, with each share of our Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock;”

•	we will issue shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

•	we will use all of the net proceeds from this offering to purchase (1) newly issued common units (or common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, and (2) common units directly from certain of the Original Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, which combined represents % of FAH, LLC’s outstanding common units following this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	FAH, LLC intends to use the net proceeds from the sale of common units to Funko, Inc. to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities (as defined herein) and, if any remain, for general corporate purposes as described under “Use of Proceeds;”

•	existing options to purchase certain ownership interests in FAH, LLC will be converted into options to purchase common units in FAH, LLC;

•	the Former Equity Owners will exchange their indirect ownership interests in FAH, LLC for shares of Class A common stock on a one-to-one basis; and

•	Funko, Inc. will enter into (1) a stockholders agreement, which we refer to as the Stockholders Agreement, with ACON, Fundamental and certain members of management, (2) a registration rights agreement, which we refer to as the Registration Rights Agreement, with ACON, Fundamental and certain members of management and (3) a tax receivable agreement, which we refer to as the Tax Receivable Agreement, with FAH, LLC and each of the Continuing Equity Owners. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

We collectively refer to the foregoing organizational transactions as the Transactions.

Immediately following the consummation of the Transactions (including this offering):

•	Funko, Inc. will be a holding company and its principal asset will consist of common units it purchases from FAH, LLC and certain of the Continuing Equity Owners and acquires from the Former Equity Owners;

•	Funko, Inc. will be the sole managing member of FAH, LLC and will control the business and affairs of FAH, LLC and its subsidiaries;

•	Funko, Inc. will own common units of FAH, LLC, representing approximately % of the economic interest in FAH, LLC (or common units, representing approximately % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Continuing Equity Owners (1) will own common units of FAH, LLC, representing approximately % of the economic interest in FAH, LLC (or common units, representing approximately % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) will own shares of Class B common stock of Funko, Inc., representing approximately % of the combined voting power of all of Funko, Inc.’s common stock (or approximately % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the purchasers in this offering (1) will own shares of Class A common stock of Funko, Inc. (or shares of Class A common stock of Funko, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the combined voting power of all of Funko, Inc.’s common stock and approximately % of the economic interest in Funko, Inc. (or approximately % of the combined voting power and approximately % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Funko, Inc.’s ownership of FAH, LLC’s common units, indirectly will hold approximately % of the economic interest in FAH, LLC (or approximately % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	ACON (1) will own shares of Class A common stock of Funko, Inc., representing approximately % of the economic interest in Funko, Inc. (or approximately % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) will own shares of Class B common stock of Funko, Inc., which combined with the Class A common stock described in clause (1) will represent approximately % of the combined voting power of all of Funko, Inc.’s common stock (or approximately % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (3) through Funko, Inc.’s ownership of common units of FAH, LLC and ACON’s ownership of common units of FAH, LLC, directly or indirectly will hold approximately % of the economic interest in FAH, LLC (or approximately % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of FAH, LLC, we will operate and control all of the business and affairs of FAH, LLC and, through FAH, LLC and its subsidiaries, conduct the business. Following the Transactions, including this offering, we will record a significant non-controlling interest in our consolidated subsidiary, FAH, LLC, relating to the ownership interest of the Continuing Equity Owners. Accordingly, although Funko, Inc. will have a minority economic interest in FAH, LLC, it will control the management of FAH, LLC as the sole managing member. As a result, Funko, Inc. will consolidate FAH, LLC and record a non-controlling interest in consolidated entity for the economic interest in FAH, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $        per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and FAH, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among          will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to             in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units of FAH, LLC and, in turn, shares of Class B common stock issued to             and an increase in the amount of common units and, in turn, shares of Class B common stock issued to             on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class B common stock issued to             and a decrease in the amount of common units and, in turn, shares of Class B common stock, issued to             on an aggregate basis.

For more information regarding our structure, see “Our Organizational Structure.”

Ownership Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Includes Fundamental, the Former Profits Interests Holders, certain of our current and former employees and directors and each of their permitted transferees.
(2)	FAH, LLC, its direct wholly owned subsidiary FHL and its indirect wholly owned subsidiary Funko, LLC are the borrowers under our Senior Secured Credit Facilities.

Our Corporate Information

Funko, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on April 21, 2017. Our corporate headquarters are located at 2802 Wetmore Avenue, Everett, WA 98201. Our telephone number is (425) 783-3616. Our principal website address is www.funko.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

After giving effect to the Transactions, including this offering, Funko, Inc. will be a holding company whose principal asset will consist of     % of the outstanding common units of FAH, LLC, a Delaware limited liability company (or     % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

•	we are required to have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•	we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. However, if certain events occur prior to the end of such five-year period, including if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

As mentioned above, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

ACON Investments

ACON Investments, L.L.C. is a Washington, D.C.-based international private equity investment firm that manages capital through varied investment funds and special purpose partnerships. From its inception in 1996 through March 31, 2017, ACON Investments, L.L.C. and its affiliates have managed approximately $5.3 billion of capital. ACON Investments, L.L.C and its affiliates have professionals in Washington, D.C., Los Angeles, Mexico City, Sao Paulo and Bogota. For additional information regarding ACON’s ownership in us after this offering, see “—Summary of the Transactions” and “Principal Stockholders.”

The Offering

Issuer	Funko, Inc.

Shares of Class A common stock offered by us	shares.

Underwriters’ option to purchase additional shares of Class A common stock	shares.

Shares of Class A common stock to be issued to the Former Equity Owners	shares.

Shares of Class A common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Funko, Inc.’s common stock and 100% of the economic interest in Funko, Inc.

Shares of Class B common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of Funko, Inc.’s common stock and no economic interest in Funko, Inc.

Common units of FAH, LLC to be held by us immediately after this offering

             common units, representing approximately     % of the economic interest in FAH, LLC (or          common units, representing approximately     % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Common units of FAH, LLC to be held by the Continuing Equity Owners immediately after this offering

             common units, representing approximately     % of the economic interest in FAH, LLC (or          common units, representing approximately     % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to common units

Our amended and restated certificate of incorporation and the FAH LLC Agreement will require that we and FAH, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of common units of FAH, LLC owned by us.

Ratio of shares of Class B common stock to common units

Our amended and restated certificate of incorporation and the FAH LLC Agreement will require that we and FAH, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and the number of common units of FAH, LLC owned by the Continuing Equity Owners. Immediately after this offering, the Continuing Equity Owners will own 100% of the outstanding shares of our Class B common stock.

Permitted holders of shares of Class B common stock

Only the Continuing Equity Owners and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable only together with an equal number of common units of FAH, LLC. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”

Voting rights	Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of Class A common stock and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”

Redemption rights of holders of common units	The Continuing Equity Owners may from time to time at each of their options require FAH, LLC to redeem all or a portion of their common units ( common units outstanding immediately after this offering) in exchange for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of common units pursuant to the terms of the FAH LLC

Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase (1) common units (or common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions, and (2) common units directly from certain of the Original Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. FAH, LLC intends to use $ of the net proceeds from the sale of common units to Funko, Inc. to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Additionally, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of FAH, LLC and our other subsidiaries to pay dividends or make distributions under the terms of our Senior Secured Credit Facilities.

Additionally, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from FAH, LLC and, through FAH, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Controlled company exception	After the consummation of this offering, we will be considered a “controlled company” for the purposes of the listing requirements as ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, will, in the aggregate, have more than 50% of the voting power for the election of directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the ; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.

Tax receivable agreement	We will enter into a Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Funko, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in tax basis resulting from Funko, Inc.’s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under “Use of Proceeds,” and future redemptions funded by Funko, Inc. or exchanges of common units for Class A common stock described above under “—Redemption rights of holders of common units,” and (2) certain additional tax benefits attributable to payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Registration rights agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners upon redemption or exchange of their common units of FAH, LLC and the shares of our Class A common stock that are issued to the Former Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	See “Risk Factors” beginning on page 28 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol	We intend to apply to list our Class A common stock on the under the symbol “FNKO.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	gives effect to the amendment and restatement of the FAH LLC Agreement that converts all existing ownership interests in FAH, LLC into common units, as well as the filing of our amended and restated certificate of incorporation;

•	gives effect to the other Transactions, including the consummation of this offering;

•

excludes              shares of Class A common stock reserved for issuance under our 2017 Equity Plan, or 2017 Plan, including shares of Class A common stock issuable pursuant to              stock options and              restricted stock units granted to certain of our directors and certain of our employees in connection with this offering as described under the captions “Executive Compensation—Executive Compensation Arrangements—Director Compensation” and “Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan;”

•	excludes options to purchase common units in FAH, LLC at a price of $ per unit, all of which are expected to be vested as of the consummation of this offering;

•	excludes shares of Class A common stock that may be issuable upon exercise of redemption rights of the Continuing Equity Owners (or at our election, a direct exchange);

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $             per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and FAH, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among              will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to             in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units of FAH, LLC and, in turn, shares of Class B common stock issued to             and an increase in the amount of common units and, in turn, shares of Class B common stock issued to             on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class B common stock issued to             and a decrease in the amount of common units and, in turn, shares of Class B common stock, issued to             on an aggregate basis.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present the summary historical consolidated financial and other data for FAH, LLC and its subsidiaries and the summary pro forma consolidated financial and other data for Funko, Inc. FAH, LLC is the predecessor of the issuer, Funko, Inc., for financial reporting purposes. The summary consolidated statements of operations data and statements of cash flows data for the year ended December 31, 2016 (Successor), the period from October 31, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through October 30, 2016 (Predecessor), and the summary consolidated balance sheet data as of December 31, 2016 are derived from the audited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data for the three months ended March 31, 2017 and 2016, and the summary consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods.

The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, the results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of Funko, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2016 and as of and for the three months ended March 31, 2017 give effect to the Transactions, including the consummation of this offering and the use of proceeds therefrom, as described in “Our Organizational Structure” and “Use of Proceeds,” as if all such transactions had occurred on January 1, 2016, in the case of the summary unaudited pro forma consolidated statements of operations data, and as of March 31, 2017, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

The summary historical consolidated financial and other data of Funko, Inc. has not been presented because Funko, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Pro Forma Funko, Inc.				Historical FAH, LLC
					Successor				Predecessor
	Three Months Ended March 31, 2017		Year Ended December 31, 2016		Three Months Ended March 31,		Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
					2017	2016
	(unaudited)				(unaudited)
	(in thousands, except per share data and margins)
Consolidated Statements of Operations Data:
Net sales	$		$		$99,052	$74,974	$426,717	$56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)					64,061	55,489	280,396	44,485	131,621
Selling, general and administrative expenses					25,092	17,053	77,525	13,894	37,145
Acquisition transaction costs					1,801	105	1,140	7,559	13,301
Depreciation and amortization					6,734	5,412	23,509	3,370	5,723

Income (loss) from operations					1,364	(3,085)	44,147	(12,743)	29,701
Interest expense, net					6,985	3,951	17,267	2,818	2,202
Other expense, net					6	—	—	—	—

Income before income taxes					—	—	—	—	—
Income tax expense					—	—	—	—	—

Net income (loss)	$		$		$(5,627)	$(7,036)	$26,880	$(15,561)	$27,499

Pro Forma Net Income Per Share Data(1):
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities					$27,080	$9,808	$49,468	$14,110	$8,538
Net cash used in investing activities					(21,321)	(3,584)	(22,105)	(244,421)	(10,043)
Net cash (used in) provided by financing activities					(8,060)	(5,453)	(45,613)	244,456	11,390
Selected Other Data:
EBITDA(2)	$		$		$8,092	$2,327	$67,656	$(9,373)	$35,424
Adjusted EBITDA(2)	$		$		$13,493	$12,886	$96,960	$13,170	$61,996
Net income (loss) margin		%		%	(5.7)%	(9.4)%	6.3%	(27.5)%	12.6%
Adjusted EBITDA margin(2)%				%	13.6%	17.2%	22.7%	23.3%	28.5%

	Pro Forma Funko, Inc.(3)	Historical FAH, LLC
	March 31, 2017	March 31, 2017	December 31, 2016
	(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$	$3,852	$6,161
Total assets		520,988	522,237
Total debt(4)		278,875	217,753
Total members’/stockholders’ equity		148,507	217,377

(1)	See Note to the unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 in “Unaudited Pro Forma Consolidated Financial Information” for the calculation of pro forma basic net income per share and pro forma diluted net income per share.
(2)	EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define “EBITDA” as net income before interest expense, net, income tax expense and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA further adjusted for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs, foreign currency transaction (gains) losses and other unusual or one-time items. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to net sales. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

•	as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	as a consideration to assess incentive compensation for our employees;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use Adjusted EBITDA to measure our compliance with covenants such as senior leverage ratio. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income, net income (loss) margin or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

	Pro Forma Funko, Inc.		Historical FAH, LLC
			Successor				Predecessor
	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Three Months Ended March 31,		Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015	Year Ended December 31, 2014
			2017	2016
	(unaudited)		(unaudited)
	(in thousands)
Net income (loss)	$	$	$(5,627)	$(7,036)	$26,880	$(15,561)	$27,499	$19,615
Interest expense, net			6,985	3,951	17,267	2,818	2,202	2,693
Income tax expense			—	—	—	—	—	—
Depreciation and amortization			6,734	5,412	23,509	3,370	5,723	4,003

EBITDA	$	$	$8,092	$2,327	$67,656	$(9,373)	$35,424	$26,311

Adjustments:
Monitoring fees(a)			480	310	1,498	272	3,346	1,416
Equity-based compensation(b)			772	583	2,369	4,484	9,925	—
Earnout fair market value adjustment(c)			8	3,676	8,561	1,540	—	—
Inventory step-up(d)			1,501	5,502	13,434	8,688	—	—
Acquisition transaction costs and other expenses(e)			2,634	488	3,442	7,559	13,301	385
Foreign currency transaction loss(f)			6	—	—	—	—	—

Adjusted EBITDA	$	$	$13,493	$12,886	$96,960	$13,170	$61,996	$28,112

(a)	Represents monitoring fees paid pursuant to a management services agreement with Fundamental Capital, LLC, which was terminated in 2015 in connection with the ACON Acquisition, and a management services agreement with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.
(b)	Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.
(c)	Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.
(d)	Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.
(e)	Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition and other acquisitions.
(f)	Represents both unrealized and realized foreign currency (gains) losses on transactions other than in U.S. dollars.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, total assets and total stockholders’ equity on a pro forma basis by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Total debt consists of borrowings under our Senior Secured Credit Facilities, net of unamortized discount of $12.8 million as of March 31, 2017 and $6.4 million as of December 31, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Senior Secured Credit Facilities” and “Description of Certain Indebtedness.” Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our success depends on our ability to execute our business strategy.

Our net sales and profitability have grown rapidly in recent periods; however, this should not be considered indicative of our future performance. Our future growth, profitability and cash flows depend upon our ability to successfully execute our business strategy, which is dependent upon a number of factors, including our ability to:

•	expand our market presence in existing sales channels and enter additional sales channels;

•	anticipate, gauge and respond to rapidly changing consumer preferences and pop culture trends;

•	acquire or enter into new licenses in existing product categories or in new product categories;

•	expand our geographic presence to take advantage of opportunities outside of the United States;

•	enhance and maintain favorable brand recognition for our company and product offerings;

•	maintain and expand margins through sales growth and efficiency initiatives;

•	effectively manage our relationships with third-party manufacturers;

•	effectively manage our debt, working capital and capital investments to maintain and improve the generation of cash flow; and

•	execute any acquisitions quickly and efficiently and integrate businesses successfully.

There can be no assurance that we can successfully execute our business strategy in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current sales or countervailing cost savings and, therefore, may be dilutive to our earnings, at least in the short term. In addition, we may decide to divest or discontinue certain brands or products or streamline operations and incur other costs or special charges in doing so. We may also decide to discontinue certain programs or sales to certain retailers based on anticipated strategic benefits. The failure to realize the anticipated benefits from our business strategy could have a material adverse effect on our prospects, business, financial condition and results of operations.

Our business is dependent upon our license agreements, which involve certain risks.

Products from which we generate substantially all of our net sales are produced under license agreements which grant us the right to use certain intellectual property in such products. These license agreements typically have short terms (between two and three years), are not automatically renewable, and, in some cases, give the licensor the right to terminate the license agreement at will. Our license agreements typically provide that our licensors own the intellectual property rights in the products we design and sell under the license, and as a result, upon termination of the license, we would no longer have the right to sell these products, while our licensors could engage a competitor to do so. We believe our ability to retain our license agreements depends, in large part, on the strength of our relationships with our licensors. Any events or developments adversely affecting those relationships, or the loss of one or more members of our management team, particularly our Chief Executive Officer, could adversely affect our ability to maintain and renew our license agreements on similar terms or at all. Our top ten licensors collectively accounted for approximately 72% and 80% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 77% and 81% of our 2016 and 2015 net sales, respectively. Our largest licensor, Warner Brothers, accounted for approximately 15% and 22% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and 21% and 15% of our 2016 and 2015 net sales, respectively. Moreover, while we have separate licensing arrangements with Disney, LucasFilm and Marvel, these parties are all under common ownership and collectively these licensors accounted for approximately 32% and 41% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 31% and 45% of our 2016 and 2015 net sales, respectively. The termination or lack of renewal of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements.

Our license agreements are complex, and typically grant our licensors the right to audit our compliance with the terms and conditions of such agreements. Any such audit could result in a dispute over whether we have paid the proper royalties, which could require us to pay additional royalties, and the amounts involved could be material. For example, as of March 31, 2017, we had a reserve of $3.5 million on our balance sheet related to ongoing and future royalty audits. In addition to royalty payments, these agreements as a whole impose numerous other obligations on us, including obligations to, among other things:

•	maintain the integrity of the applicable intellectual property;

•	obtain the licensor’s approval of the products we develop under the license prior to making any sales;

•	permit the licensor’s involvement in, or obtain the licensor’s approval of, advertising, packaging and marketing plans;

•	maintain minimum sales levels or make minimum guaranteed royalty payments;

•	actively promote the sale of the licensed product and maintain the availability of the licensed product throughout the license term;

•	spend a certain percentage of our sales of the licensed product on marketing and advertising for the licensed product;

•	sell the products we develop under the license only within a specified territory or within specified sales channels;

•	indemnify the licensor in the event of product liability or other claims related to the licensed product and advertising or other materials used to promote the licensed product;

•	obtain the licensor’s approval of the retail price of the licensed products;

•	sell the licensed products to the licensor at a discounted price or at the lowest price charged to our customers;

•	obtain the licensor’s consent prior to assigning or sub-licensing to third parties; and

•	provide notice to the licensor or obtain its approval of certain changes in control.

If we breach any of these obligations or any other obligations set forth in any of our license agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our success is also partially dependent on the reputation of our licensors and the goodwill associated with their intellectual property, and the ability of our licensors to protect and maintain the intellectual property rights that we use in connection with our products, all of which may be harmed by factors outside our control. See also “—If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks and copyrights, or if our licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted.”

As a purveyor of licensed pop culture consumer products, we cannot assure you that we will be able to design and develop products that will be popular with consumers, or that we will be able to maintain the popularity of successful products.

The interests of consumers evolve extremely quickly and can change dramatically from year to year. To be successful we must correctly anticipate both the products and the movies, TV shows, video games, music, sports and other content releases (including the related characters), that will appeal to consumers and quickly develop and introduce products that can compete successfully for consumers’ limited time, attention and spending. Evolving consumer tastes and shifting interests, coupled with an ever changing and expanding pipeline of consumer products and content that compete for consumers’ interest and acceptance, create an environment in which some products and content can fail to achieve consumer acceptance, while others can be popular during a certain period of time but then be rapidly replaced. As a result, consumer products, particularly those based on pop culture such as ours, can have short life cycles. In addition, given the growing market for digital products and the increasingly digital nature of pop culture, there is also a risk that consumer demand for physical products may decrease over time. If we devote time and resources to developing and marketing products that consumers do not find appealing enough to buy in sufficient quantities of our products to be profitable to us, our sales and profits may decline and our business performance may be damaged. Similarly, if our product offerings fail to correctly anticipate consumer interests, our sales and earnings will be adversely affected.

Additionally, our business is increasingly global and depends on interest in and acceptance of our products and our licensors’ brands by consumers in diverse markets around the world with different tastes and preferences. As such, our success depends on our ability to successfully predict and adapt to changing consumer tastes and preferences in multiple markets and geographies and to design products that can achieve popularity globally over a broad and diverse consumer audience. There is no guarantee that we will be able to successfully develop and market products with global appeal.

Consumer demand for pop culture products can and does shift rapidly and without warning. As a result, even if our product offerings are initially successful, there can be no guarantee that we will be able to maintain their popularity with consumers. Accordingly, our success will depend, in part, on our ability to continually design and introduce new products that consumers find appealing. To the extent we are unable to do so, our sales and profitability will be adversely affected. This is particularly true given the concentration of our sales under certain of our brands, particularly Pop!. Sales of our Pop! branded products accounted for approximately 64% and 74% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 64% and 75% of our 2016 and 2015 net sales, respectively. If consumer demand for our Pop! branded products were to decrease, our business, financial condition and results of operations could be adversely affected unless we were able to develop and market additional products that were successful in achieving a similar level of consumer acceptance and that generated an equivalent amount of net sales at a comparable gross margin, which there is no guarantee we would be able to do.

Changes in the retail industry and markets for consumer products affecting our retail customers or retailing practices could negatively impact our business, financial condition and results of operations.

Our products are primarily sold to consumers through retailers that are our direct customers or customers of our distributors. As such, changes in the retail industry can negatively impact our business, financial condition and results of operations.

Due to the challenging environment for traditional “brick-and-mortar” retail locations caused by declining in-store traffic, many retailers are closing physical stores, and some traditional retailers are engaging in significant reorganizations or going out of business. In addition to furthering consolidation in the retail industry, such a trend could have a negative effect on the financial health of our retail customers and distributors, potentially causing them to experience difficulties in fulfilling their payment obligations to us or our distributors, reduce the amount of their purchases, seek extended credit terms or otherwise change their purchasing patterns, alter the manner in which they promote our products or the resources they devote to promoting and selling our products or cease doing business with us or our distributors, any of which would have an adverse effect on our business, cash flows, financial condition and results of operations.

If we do not effectively maintain and further develop our relationships with retail customers and distributors, our growth prospects, business and results of operations could be harmed.

Historically, substantially all of our net sales has been derived from our retail customers and distributors, upon which we rely to reach the consumers who are the ultimate purchasers of our products. In the United States, we primarily sell our products directly to specialty retailers, mass-market retailers and e-commerce sites. In international markets, we sell our products directly to similar retailers, primarily in Europe, through our subsidiary Funko UK, Ltd. We also sell our products to distributors for sale to retailers in the United States and in certain countries internationally, typically in those countries in which we do not currently have a direct presence. Our top ten customers represented approximately 55% and 59% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 63% and 60% of our 2016 and 2015 net sales, respectively. Additionally, our largest customer, GameStop, represented approximately 12%, 12% and 11% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively. Additionally, Underground Toys Limited represented approximately 8%, 18% and 10% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively, and Hot Topic represented approximately 9%, 8% and 11% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively.

We depend on retailers to provide adequate and attractive space for our products and point of purchase displays in their stores. We further depend on our retail customers to employ, educate and motivate their sales personnel to effectively sell our products. If our retail customers do not adequately display our products or choose to promote competitors’ products over ours, our sales could decrease and our business could be harmed. Similarly, we depend on our distributors to reach retailers in certain market segments in the United States and to reach international retailers in countries where we do not have a direct presence. Our distributors generally offer products from several different companies, including our competitors. Accordingly, we are at risk that these distributors may give higher priority to selling other companies’ products. If we were to lose the services of a distributor, we might need to find another distributor in that area, and there can be no assurance of our ability to do so in a timely manner or on favorable terms.

In addition, our business could be adversely affected if any of our retail customers or distributors were to reduce purchases of our products. Our retail customers and distributors generally build inventories in anticipation of future sales, and will decrease the size of their future product orders if sales do not occur as rapidly as they anticipate. Our customers make no long-term commitments to us regarding purchase volumes and can therefore freely reduce their purchases of our products. Any reduction in purchases of our products by our retail customers and distributors, or the loss of any key retailer or distributor, could adversely affect our net sales, operating results and financial condition.

Furthermore, as discussed in this prospectus, consumer preferences have shifted, and may continue to shift in the future, to sales channels other than traditional retail, including e-commerce, in which we have more limited experience, presence and development. Consumer demand for our products may be less in these channels than in traditional retail channels. In addition, our entry into new product categories and geographies has exposed, and may continue to expose, us to new sales channels in which we have less expertise. If we are not successful in developing our e-commerce channel and other new sales channels, our net sales and profitability may be adversely affected.

Our industry is highly competitive and the barriers to entry are low. If we are unable to compete effectively with existing or new competitors, our sales, market share and profitability could decline.

Our industry is, and will continue to be, highly competitive. We compete with toy companies in many of our product categories, some of which have substantially more resources than us, stronger name recognition, longer operating histories and greater economies of scale. We also compete with numerous smaller domestic and foreign collectible product designers and manufacturers. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase.

In addition to existing competitors, the barriers to entry for new participants in our industry are low, and the increasing use of digital technology, social media and the internet to spark consumer interest has further increased the ability for new participants to enter our markets, and has broadened the array of companies we compete with. New participants can gain access to retail customers and consumers and become a significant source of competition for our products in a very short period of time. Additionally, since we do not have exclusive rights to any of the properties we license or the related entertainment brands, our competitors, including those with more resources and greater economies of scale, can obtain licenses to design and sell products based on the same properties that we license, potentially on more favorable terms. Any of these competitors may be able to bring new products to market more quickly, respond more rapidly than us to changes in consumer preferences and produce products of higher quality or that can be sold at more accessible price points. To the extent our competitors’ products achieve greater market acceptance than our products, our business, financial condition and results of operations will be adversely affected.

In addition, certain of our licensors have reserved the rights to manufacture, distribute and sell identical or similar products to those we design and sell under our license agreements. These products could directly compete with our products and could be sold at lower prices than those at which our products are sold, resulting in higher margins for our customers compared to our products, potentially lessening our customers’ demand for our products and adversely affecting our sales and profitability.

Furthermore, competition for access to the properties we license is intense, and we must vigorously compete to obtain licenses to the intellectual property we need to produce our products. This competition could lessen our ability to secure, maintain, and renew our existing licenses, or require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain new licenses or retain our existing licenses. To the extent we are unable to license properties on commercially reasonable terms, or on terms at least as favorable as our competitors, our competitive position and demand for our products will suffer. Because our ability to compete for licensed properties is based largely on our ability to increase fan engagement and generate royalty revenues for our licensors, any reduction in the demand for and sales of our products will further inhibit our ability to obtain licenses on commercially reasonable terms or at all. As a result, any such reduction in the demand for and sales of our products could have a material adverse effect on our business, financial condition and results of operations.

We also increasingly compete with toy companies and other product designers for shelf space at specialty, mass-market and other retailers. Our retail customers will allocate shelf space and promotional resources based on the margins of our products for our customers, as well as their sales volumes. If toy companies or other competitors produce higher margin or more popular merchandise than our products, our retail customers may reduce purchases of our products and, in turn, devote less shelf space and resources to the sale of our products, which could have a material adverse effect on our sales and profitability.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have experienced rapid growth over the last several years, which has placed a strain on our managerial, operational, product design and development, sales and marketing, administrative and financial infrastructure. For example, we increased our total number of full-time employees from 66 as of December 31, 2013 to 406 as of March 31, 2017. As a result of our acquisition of certain of the assets of Underground Toys in January 2017, which we refer to as the Underground Toys Acquisition, we now have distribution operations in the United Kingdom, our first distribution center outside of our headquarters in Everett, Washington. Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed, which we may not be able to do successfully or without compromising our corporate culture. See “—Our success is critically dependent on the efforts and dedication of our officers and other employees, and the loss of any one or more key employees, or our inability to attract and retain qualified personnel and maintain our corporate culture, could adversely affect our business.” To manage domestic and international growth of our operations and personnel, we will need to continue to improve our product development, supply chain, financial and management controls and our reporting processes and procedures, and implement more extensive and integrated financial and business information systems. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. Moreover, if we fail to scale our operations or manage our growth successfully, our business, financial condition and operating results could be adversely affected.

Our gross margin may not be sustainable and may fluctuate over time.

Our gross margin has historically fluctuated, primarily as a result of changes in product mix, changes in our costs, price competition and acquisitions. For the three months ended March 31, 2017 and 2016, our gross margins (exclusive of depreciation and amortization) were 35.3% and 26.0%, respectively, and for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period, our gross margins (exclusive of depreciation and amortization) were 34.3%, 21.4% and 39.5%, respectively. Our current gross margin may not be sustainable and our gross margin may decrease over time. A decrease in gross margin can be the result of numerous factors, including, but not limited to:

•	changes in customer, geographic, or product mix;

•	introduction of new products, including our expansion into additional product categories;

•	increases in the royalty rates under our license agreements;

•	inability to meet minimum guaranteed royalties;

•	increases in, or our inability to reduce, our costs;

•	entry into new markets or growth in lower margin markets;

•	increases in raw materials, labor or other manufacturing- and inventory-related costs;

•	increases in transportation costs, including the cost of fuel;

•	increased price competition;

•	changes in the dynamics of our sales channels, including those affecting the retail industry and the financial health of our customers;

•	increases in sales discounts and allowances provided to our customers;

•	acquisitions of companies with a lower gross margin than ours; and

•	overall execution of our business strategy and operating plan.

If any of these factors, or other factors unknown to us at this time, occur, then our gross margin could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is largely dependent on content development and creation by third parties.

We spend considerable resources in designing and developing products in conjunction with planned movie, TV show, video game, music and other content releases by various third-party content providers. The timing of the development and release, and the ultimate consumer interest in and success of, such content depends on the efforts of these third parties, as well as conditions in the media and entertainment industry generally. We do not control when or if any particular project will be greenlit, developed or released, and the creators of such projects may change their plans with respect to release dates or cancel development altogether. This can make it difficult for us to successfully develop and market products in conjunction with a given content release, given the lead times involved in product development and successful marketing efforts. Additionally, unforeseen factors in the media and entertainment industry, including labor strikes and unforeseen developments with talent, including accusations of a star’s wrongdoing, may also delay or cancel the release of such projects. Any such delay or cancellation may decrease the number of products we sell and harm our business.

We may not realize the full benefit of our licenses if the properties we license have less market appeal than expected or if sales from the products that use those properties are not sufficient to satisfy the minimum guaranteed royalties.

We seek to fulfill consumer preferences and interests by designing and selling products based on properties owned by third parties and licensed to us. The popularity of the properties we license can significantly affect our sales and profitability. If we produce products based on a particular content release, the success of the movie, TV show or video game has a critical impact on the level of consumer interest in the associated products we are offering. Although we license a wide variety of properties, sales of products tied to major movie franchises have been significant contributors to our business. In addition, the theatrical duration of movie releases has decreased over time and we expect this trend to continue. This may make it increasingly difficult for us to sell products based on such properties or lead our customers to reduce demand for our products to minimize inventory risk. If the performance of one or more of such movie franchises failed to meet expectations or if there was a shift in consumer tastes away from such franchises generally, our results of operations could be adversely affected. In addition, competition in our industry for access to licensed properties can lessen our ability to secure, maintain, and renew our existing licenses on commercially reasonable terms, if at all, and to attract and retain the talented employees necessary to design, develop and market successful products based on these properties.

Our license agreements usually also require us to pay minimum royalty guarantees, which may in some cases be greater than what we are ultimately able to recoup from actual sales. When our licensing agreements require minimum royalty guarantees, we accrue a royalty liability based on the contractually required percentage, as revenues are earned. In the case that a minimum royalty guarantee is not expected to be met through sales, we will accrue up to the minimum amount required to be paid. For the three months ended March 31, 2017 and the years ended December 31, 2016 and 2015, we recorded reserves of $0.2 million, $0.3 million and $0.1 million, respectively, related to prepaid royalties we estimated would not meet the minimum guarantee through sales. For the three months ended March 31, 2016, we did not record a royalty reserve. Acquiring or renewing licenses may require the payment of minimum guaranteed royalties that we consider to be too high to be profitable, which may result in losing licenses that we currently hold when they become available for renewal, or missing business opportunities for new licenses. Additionally, we have no guarantee that any particular property we license will translate into a successful product. Products tied to a particular content release may be developed and released before demand for the underlying content is known. The underperformance of any such product may result in reduced sales and operating profit for us.

Our success depends, in part, on our ability to successfully manage our inventories.

We must maintain sufficient inventory levels to operate our business successfully, but we must also avoid accumulating excess inventory, which increases working capital needs and lowers gross margin. We obtain substantially all of our inventory from third-party manufacturers located outside the United States and must typically order products well in advance of the time these products will be offered for sale to our customers. As a result, it may be difficult to respond to changes in consumer preferences and market conditions, which for pop culture products can change rapidly. If we do not accurately anticipate the popularity of certain products, then we may not have sufficient inventory to meet demand. Alternatively, if demand or future sales do not reach forecasted levels, we could have excess inventory that we may need to hold for a long period of time, write down, sell at prices lower than expected or discard. If we are not successful in managing our inventory, our business, financial condition and results of operations could be adversely affected.

We may also be negatively affected by changes in retailers’ inventory policies and practices. As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend to make purchases on a “just-in-time” basis. This requires us to more closely anticipate demand, and could require us to carry additional inventory. Policies and practices of individual retailers may adversely affect us as well, including those relating to access to and time on shelf space, price demands, payment terms and favoring the products of our competitors. Our retail customers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering purchase orders. Any retailer can therefore freely reduce its overall purchase of our products, and reduce the number and variety of our products that it carries and the shelf space allotted for our products. If demand or future sales do not reach forecasted levels, we could have excess inventory that we may need to hold for a long period of time, write down, sell at prices lower than expected or discard. If we are not successful in managing our inventory, our business, financial condition and results of operations could be adversely affected.

An inability to develop and introduce products in a timely and cost-effective manner may damage our business.

Our sales and profitability depend on our ability to bring products to market to meet customer demands and before consumers begin to lose interest in a given property. There is no guarantee that we will be able to manufacture, source and ship new or continuing products in a timely manner and on a cost-effective basis to meet constantly changing consumer demands. This risk is heightened by our customers’ increasingly compressed shipping schedules and the seasonality of our business. Furthermore, our license agreements typically require us to obtain the licensor’s approval of the products we develop under a particular license prior to making any sales, which can have the effect of delaying our product releases. Additionally, for products based on properties in our movie, TV show and video game categories, this risk may also be exacerbated by our need to introduce new products on a timeframe that corresponds with a particular content release. These time constraints may lead our customers to reduce their demand for these products in order to minimize their inventory risk. Moreover, unforeseen delays or difficulties in the development process, significant increases in the planned cost of development, manufacturing delays or changes in anticipated consumer demand for our products and new brands may cause the introduction date for products to be later than anticipated, may reduce or eliminate the profitability of such products or, in some situations, may cause a product or new brand introduction to be discontinued.

If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks and copyrights, or if our licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted.

Our intellectual property is a valuable asset of our business. The market for our products depends to a significant extent upon the value associated with our product design, our proprietary brands and the properties we license. Although certain of our intellectual property is registered in the United States and in several of the foreign countries in which we operate, there can be no assurances with respect to the rights associated with such intellectual property in those countries, including our ability to register, use, maintain or defend key trademarks and copyrights. We rely on a combination of trademark, trade dress, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters and parallel importers. In addition, our intellectual property portfolio in many foreign countries is less extensive than our portfolio in the United States, and the laws of foreign countries, including many emerging markets in which our products are produced or sold, may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and copyrights may be substantial.

In addition, we may fail to apply for, or be unable to obtain, protection for certain aspects of the intellectual property used in or beneficial to our business. Further, we cannot provide assurance that our applications for trademarks, copyrights and other intellectual property rights will be granted, or, if granted, will provide meaningful protection. In addition, third parties have in the past and could in the future bring infringement, invalidity or similar claims with respect to any of our current trademarks and copyrights, or any trademarks or copyrights that we may seek to obtain in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s attention and resources, damage our reputation and brands, and substantially harm our business and results of operations.

In order to protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. In addition, our efforts to try to protect and defend our trademarks and copyrights may be ineffective. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

In addition, most of our products bear the trademarks and other intellectual property rights of our licensors, and the value of our products is affected by the value of those rights. Our licensors’ ability to maintain and protect their trademarks and other intellectual property rights is subject to risks similar to those described above with respect to our intellectual property. We do not control the protection of the trademarks and other intellectual property rights of our licensors and cannot ensure that our licensors will be able to secure or protect their trademarks and other intellectual property rights. The loss of any of our significant owned or licensed trademarks, copyrights or other intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, our licensors may engage in activities or otherwise be subject to negative publicity that could harm their reputation and impair the value of the intellectual property rights we license from them, which could reduce consumer demand for our products and adversely affect our business financial condition and results of operations.

Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our commercial success depends at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation as a way to gain a competitive advantage, and to the extent we gain greater visibility and market exposure as a public company, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or activities, including products we make under license, infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. While we typically receive intellectual property infringement indemnities from our licensors, the indemnities are often limited to third-party copyright infringement claims to the extent arising from our use of the licensed material. Defending against allegations and litigation could be expensive, take significant time, divert management’s attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others’ intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our success is critically dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel and maintain our corporate culture, could adversely affect our business.

Our officers and employees are at the heart of all of our efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, Brian Mariotti. We are dependent on his talents and believe he is integral to our relationships with our licensors and certain of our key retail customers. The loss of any member of our senior management team, or of any other key employees, could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

In addition, competition for qualified personnel is intense. We compete with many other potential employers in recruiting, hiring and retaining our senior management team and our many other skilled officers and other employees around the world. Our headquarters is located near Seattle and competition in the Seattle area for qualified personnel, particularly those with technology-related skills and experience, is intense due to the increasing number of technology and e-commerce companies with a large or growing presence in Seattle, some of whom have greater resources than us and may be located closer to the city than we are.

Furthermore, as we continue to grow our business and hire new employees, it may become increasingly challenging to hire people who will maintain our corporate culture. We believe our corporate culture, which fosters speed, teamwork and creativity, is one of our key competitive strengths. As we continue to grow, we may be unable to identify, hire or retain enough people who will maintain our corporate culture, including those in management and other key positions. Our corporate culture could also be adversely affected by the increasingly global distribution of our employees, as well as their increasingly diverse skill sets. If we are unable to maintain the strength of our corporate culture, our competitive ability and our business may be adversely affected.

Our operating results may fluctuate from quarter to quarter and year to year due to the seasonality of our business, as well as due to the timing of new product releases.

The businesses of our retail customers is highly seasonal, with a majority of retail sales occurring during the period from October through December in anticipation of the holiday season. As a consequence, we have experienced moderate seasonality in our business. Approximately 58.7% and 64.6%, of our 2016 and 2015 net sales, respectively, were made in the third and fourth quarters, primarily in the period from August through November, as our customers build up their inventories in anticipation of the holiday season.

This seasonal pattern requires significant use of working capital, mainly to manufacture inventory during the portion of the year prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a terrorist attack or economic shock that harm the retail environment or consumer buying patterns during our key selling season, or by events such as strikes or port delays that interfere with the shipment of goods during the critical months leading up to the holiday shopping season.

In addition, our results of operations may fluctuate significantly from quarter to quarter or year to year depending on the timing of new product releases and related content releases. Sales of a certain product or group of products tied to a particular content release can dramatically increase our net sales in any given quarter or year. For example, in 2016, we introduced products based on the video game property “Five Nights at Freddy’s,” sales of which accounted for approximately 15% of 2016 net sales. The timing and mix of products we sell in any given year will depend on various factors, including the timing and popularity of new releases by third-party content providers and our ability to license properties based on these releases.

Our results of operations may also fluctuate as a result of factors such as the delivery schedules set by our customers and holiday shut down schedules set by our third-party manufacturers. Additionally, the rapid growth we have experienced in recent years may have masked the full effects of seasonal factors on our business to date, and as such, these factors may have a greater effect on our results of operations in future periods.

Our use of third-party manufacturers to produce our products presents risks to our business.

We use third-party manufacturers to manufacture all of our products, and have historically concentrated production with a small number of manufacturers and factories. As a result, the loss or unavailability of one of our manufacturers or one of the factories in which our products are produced, even on a temporary basis, could have a negative impact on our business, financial condition and results of operations. This risk is exacerbated by the fact that we do not have long-term contracts with our manufacturers. While we believe our external sources of manufacturing could be shifted, if necessary, to alternative sources of supply, we would require a significant period of time to make such a shift. Because we believe our products represent a significant percentage of the total capacity of each factory in which they are produced, such a shift may require us to establish relationships with new manufacturers, which we may not be able to do on a timely basis, on similar terms, or at all. We may also be required to seek out additional manufacturers in response to increased demand for our products, as our current manufacturers may not have the capacity to increase production. If we were prevented from or delayed in obtaining a material portion of the products produced by our manufacturers, or if we were required to shift manufacturers (assuming we would be able to do so), our sales and profitability could be significantly reduced.

In addition, while we require that our products supplied by third-party manufacturers be produced in compliance with all applicable laws and regulations, and we have the right to monitor compliance by our third-party manufacturers with our manufacturing requirements and to oversee the quality control process at our manufacturers’ factories, there is always a risk that one or more of our third-party manufacturers will not comply with our requirements, and that we will not immediately discover such non-compliance. For example, the Consumer Product Safety Improvement Act of 2008, or the CPSIA, limits the amounts of lead and phthalates that are permissible in certain products and requires that our products be tested to ensure that they do not contain these substances in amounts that exceed permissible levels. In the past, products manufactured by certain of our third-party manufacturers have tested positive for phthalates. Though the amount was not in excess of the amount permissible under the CPSIA, we cannot guarantee that products made by our third-party manufacturers will not in the future contain phthalates in excess of permissible amounts, or will not otherwise violate the CPSIA, other consumer or product safety requirements, or labor or other applicable requirements. Any failure of our third-party manufacturers to comply with such requirements in manufacturing products for us could result in damage to our reputation, harm our brand image and sales of our products and potentially create liability for us.

Monitoring compliance by independent manufacturers is complicated by the fact that expectations of ethical business practices continually evolve, may be substantially more demanding than applicable legal requirements and are driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such expectations might develop in the future and cannot be certain that our manufacturing requirements, even if complied with, would satisfy all parties who are active in monitoring and publicizing perceived shortcomings in labor and other business practices worldwide.

Additionally, the third-party manufacturers that produce most of our products are located in China, Vietnam and Mexico. As a result, we are subject to various risks resulting from our international operations. See “—Our substantial sales and manufacturing operations outside the United States subject us to risks associated with international operations.”

Our operations, including our corporate headquarters, primary distribution facilities and third-party manufacturers, are concentrated in certain geographic regions, which makes us susceptible to adverse conditions in those regions.

Our corporate headquarters and primary distribution facilities are located in Everett, Washington. We also have an additional warehouse facility and offices located in Essex, England. In addition, the factories that produce most of our products are located in China, Vietnam and Mexico. As a result, our business may be more susceptible to adverse conditions in these regions than the operations of more geographically diverse competitors. Such conditions could include, among others, adverse economic and labor conditions, as well as demographic trends. Furthermore, Everett is the location from which most of the products we sell are received, stored and shipped to our customers. We depend heavily on ocean container delivery to receive products from our third-party manufacturers located in Asia and contracted third-party delivery service providers to deliver our products to our Everett distribution facilities. Any disruption to or failures in these delivery services, whether as a result of extreme or severe weather conditions, natural disasters, labor unrest or otherwise, affecting western Washington in particular or the West Coast in general, could significantly disrupt our operations, damage or destroy our equipment and inventory and cause us to incur additional expenses, any of which could have a material adverse effect on our business, financial condition and results of operations. For example, in the fall of 2014, longshoreman work stoppages created a significant backlog of cargo containers at ports. We experienced delays in the shipment of our products as a result of this backlog and were unable to meet our planned inventory allocations for a limited period of time. Although we possess insurance for damage to our property and the disruption of our business, this insurance, and in particular earthquake insurance, which is subject to various limitations and requires large deductibles or co-payments, may not be sufficient to cover all of our potential losses, and may be cancelled by us in the future or otherwise cease to be available to us on reasonable terms or at all. Similarly, natural disasters and other adverse events or conditions affecting east or southeast Asia, where most of our products are produced, could halt or disrupt the production of our products, impair the movement of finished products out of those regions, damage or destroy the molds and tooling necessary to make our products and otherwise cause us to incur additional costs and expenses, any of which could also have a material adverse effect on our business, financial condition and results of operations.

Our substantial sales and manufacturing operations outside the United States subject us to risks associated with international operations.

We operate facilities and sell products in numerous countries outside the United States. Sales to our international customers comprised approximately 26.3% and 20.6% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 18.8% and 23.8% of our 2016 and 2015 net sales, respectively. We expect sales to our international customers to account for an increasing portion of our net sales in future fiscal years, including as a result of the Underground Toys Acquisition and the formation of our subsidiary Funko UK, Ltd., through which we now sell directly to certain of our customers in Europe, the Middle East and Africa. In fact, over time, we expect our international sales and operations to continue to grow both in dollars and as a percentage of our overall business as a result of a key business strategy to expand our presence in emerging and underserved international markets. Additionally, as discussed above, we use third-party manufacturers located in China, Vietnam and Mexico to produce most of our products. These international sales and manufacturing operations, including operations in emerging markets, are subject to risks that may significantly harm our sales, increase our costs or otherwise damage our business, including:

•	currency conversion risks and currency fluctuations;

•	limitations on the repatriation of earnings;

•	potential challenges to our transfer pricing determinations and other aspects of our cross border transactions, which can materially increase our taxes and other costs of doing business;

•	political instability, civil unrest and economic instability;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with different laws and regulations in varying jurisdictions, including the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010, similar anti-bribery and anti-corruption laws and local and international environmental, health and safety laws, and in dealing with changes in governmental policies and the evolution of laws and regulations and related enforcement;

•	difficulties understanding the retail climate, consumer trends, local customs and competitive conditions in foreign markets which may be quite different from the United States;

•	natural disasters and the greater difficulty and cost in recovering therefrom;

•	transportation delays and interruptions;

•	difficulties in moving materials and products from one country to another, including port congestion, strikes and other transportation delays and interruptions;

•	increased investment and operational complexity to make our products compatible with systems in various countries and compliant with local laws;

•	changes in international labor costs and other costs of doing business internationally; and

•	the imposition of and changes in tariffs, quotas, border adjustment taxes (such as are currently being discussed in the United States) or other protectionist measures by any major country or market in which we operate, which could make it significantly more expensive and difficult to import products into that country or market, raise the cost of such products, decrease our sales of such products or decrease our profitability.

Because of the importance of international sales, sourcing and manufacturing to our business, our financial condition and results of operations could be significantly harmed if any of the risks described above were to occur or if we are otherwise unsuccessful in managing our increasingly global business.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We make sales to our European customers primarily through our subsidiary Funko UK, Ltd. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum and, in March 2017, the government of the United Kingdom formally initiated the withdrawal process. The terms of any withdrawal are subject to a negotiation period that could last at least two years after the withdrawal process was initiated. These events have created significant uncertainty about the future relationship between the United Kingdom and the European Union, and have given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom, as well as for the governments of other European Union member states to consider withdrawal.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, privacy and data protection, environmental, health and safety laws and regulations and employment laws, could increase costs and depress economic activity. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. tax law may have an adverse effect on our business, financial condition and results of operations.

The Trump administration and members of the U.S. Congress have announced their intention to pursue reform of the U.S. tax system. Proposals under discussion include changes to the U.S. corporate tax system that would reduce U.S. corporate tax rates, change how U.S. multinational corporations are taxed on international earnings, eliminate the deduction for net interest expense and, under one proposal, adopt a destination-based system that would not tax cash flows from exports but would tax cash flows from imports. Many aspects of the proposals being discussed are unclear or undeveloped. We are unable to predict which, if any, tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, these potential changes could have an adverse effect on our business, financial condition, and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Changes in foreign currency exchange rates can significantly impact our reported financial performance.

Our increasingly global operations mean we produce and buy products, and sell products, in many different markets with many different currencies. As a result, if the exchange rate between the U.S. dollar and a local currency for an international market in which we have significant sales or operations changes, our financial results as reported in U.S. dollars may be meaningfully impacted even if our business in the local currency is not significantly affected. Similarly, our expenses can be significantly impacted, in U.S. dollar terms, by exchange rates, meaning the profitability of our business in U.S. dollar terms can be negatively impacted by exchange rate movements which we do not control. In recent years, certain key currencies, such as the euro and the British pound sterling, depreciated significantly compared to the U.S. dollar. Depreciation in key currencies during 2017 and beyond may have a significant negative impact on our net sales and earnings as they are reported in U.S. dollars.

Global and regional economic downturns that negatively impact the retail and credit markets, or that otherwise damage the financial health of our retail customers and consumers, can harm our business and financial performance.

We design, manufacture and market a wide variety of consumer products worldwide through sales to our retail customers and directly to consumers. Our financial performance is impacted by the level of discretionary consumer spending in the markets in which we operate. Recessions, credit crises and other economic downturns, or disruptions in credit markets, in the United States and in other markets in which our products are sold can result in lower levels of economic activity, lower employment levels, less consumer disposable income, and lower consumer confidence. The retail industry is subject to volatility, especially during uncertain economic conditions. A downturn in the retail industry in particular may disproportionately affect us because a substantial majority of our net sales are to retail customers. Significant increases in the costs of other products which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce household spending on our products. Such cost increases and weakened economic conditions may result from any number of factors, including terrorist attacks, wars and other conflicts, natural disasters, increases in critical commodity prices or labor costs, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our sales and profitability. Similarly, reductions in the value of key assets held by consumers, such as their homes or stock market investments, can lower consumer confidence and consumer spending power. Any of these factors can reduce the amount which consumers spend on the purchase of our products. This in turn can reduce our sales and harm our financial performance and profitability.

In addition to experiencing potentially lower sales of our products during times of economic difficulty, in an effort to maintain sales during such times, we may need to reduce the price of our products, increase our promotional spending or sales allowances, or take other steps to encourage retailer and consumer purchases of our products. Those steps may lower our net sales or increase our costs, thereby decreasing our operating margins and lowering our profitability.

Our business depends in large part on our vendors and outsourcers, and our reputation and ability to effectively operate our business may be harmed by actions taken by these third parties outside of our control.

We rely significantly on vendor and outsourcing relationships with third parties for services and systems including manufacturing, transportation, logistics and information technology. Any shortcoming of one of our vendors or outsourcers, particularly one affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to, or operating failures with, these vendors and outsourcers could cause delays in product sales, reduce the efficiency of our operations and require significant capital investments to remediate.

We are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business.

As a company that designs and sells consumer products, we are subject to significant government regulation, including, in the United States, under the Consumer Product Safety Act, the Federal Hazardous Substances Act, the CPSIA and the Flammable Fabrics Act, as well as under product safety and consumer protection statutes in our international markets. There can be no assurance that we will be in compliance, and failure to comply with these acts could result in sanctions which could have a negative impact on our business, financial condition and results of operations. This risk is exacerbated by our reliance on third parties to manufacture our products. See “—Our use of third-party manufacturers to produce our products presents risks to our business.”

Governments and regulatory agencies in the markets in which we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future and may also increase the penalties for failing to comply with such regulations. In addition, one or more of our customers might require changes in our products, such as the non-use of certain materials, in the future. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expense in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business.

As discussed above, our international operations subject us to a host of other governmental regulations throughout the world, including antitrust, customs and tax requirements, anti-boycott regulations, environmental regulations and the FCPA. Complying with these regulations imposes costs on us which can reduce our profitability, and our failure to successfully comply with any such legal requirements could subject us to monetary liabilities and other sanctions that could further harm our business and financial condition. See “—Our substantial sales and manufacturing operations outside the United States subject us to risks associated with international operations.”

We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our financial condition and results of operations.

As a company that designs and sells consumer products, we may be subject to product liability suits or involuntary product recalls, or may choose to voluntarily conduct a product recall. While costs associated with product liability claims and product recalls have generally not been material to our business, the costs associated with future product liability claims or product recalls in any given fiscal year, individually or in the aggregate, could be significant. In addition, any product recall, regardless of the direct costs of the recall, could harm consumer perceptions of our products, subject us to additional government scrutiny, divert development and management resources, adversely affect our business operations and otherwise put us at a competitive disadvantage compared to other companies in our industry, any of which could have a significant adverse effect on our financial condition and results of operations.

Failure to comply with anti-corruption and anti-bribery laws could result in fines, criminal penalties and materially adversely affect our business, financial condition and results of operations.

A significant risk resulting from our global operations is compliance with a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, anti-bribery and laundering. The FCPA, the U.K. Bribery Act of 2010 and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners, and agents from making improper payments or other improper things of value to government officials or other persons. There has been an increase in anti-bribery and anti-corruption law enforcement activity in recent years, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. We operate in parts of the world that are considered high-risk from an anti-bribery and anti-corruption perspective, and strict compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. We cannot assure you that our internal controls, policies and procedures will protect us from improper conduct by our officers, directors, employees, third-party intermediaries, business partners or agents. To the extent that we learn that any of these parties do not adhere to our internal control policies, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that any such party has or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, and detecting, investigating and resolving actual or alleged violations can be expensive and require a significant diversion of time, resources and attention from senior management. Any violation of U.S. federal and state and non-U.S. anti-bribery and anti-corruption laws, regulations and policies could result in substantial fines, sanctions, civil or criminal penalties, and curtailment of operations in the U.S. or other applicable jurisdictions. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

As a U.S. company, we are subject to U.S. export control and economic sanctions laws and regulations, and we are required to export our products in compliance with those laws and regulations, including the U.S. Export Administration Regulations and economic and trade sanctions programs administered by the Treasury Department’s Office of Foreign Assets Control. U.S. economic sanctions and export control laws and regulations prohibit the shipment of specified products and services to countries, governments and persons that are the subject of U.S. sanctions. While we take precautions against doing any business, directly or indirectly, in or with countries, governments and persons subject to U.S. sanctions, such measures may be circumvented. There can be no assurance that we will be in compliance with U.S. export control or economic sanctions laws and regulations in the future. Any such violation could result in criminal or civil fines, penalties or other sanctions and repercussions, including reputational harm that could materially adversely affect our business

We may not realize the anticipated benefits of acquisitions or investments in joint ventures, or those benefits may be delayed or reduced in their realization.

Acquisitions have been a component of our growth and the development of our business, and are likely to continue in the future. Acquisitions can broaden and diversify our brand holdings and product offerings, expand our distribution capabilities and allow us to build additional capabilities and competencies. For example, in the case of the Underground Toys Acquisition, we looked to strengthen our ability to sell our products directly to international retailers, primarily those located in Europe, and reduce our reliance on third-party distributors in Europe and certain other international jurisdictions. However, we cannot be certain that the products and offerings of companies we may acquire, or acquire an interest in, will achieve or maintain popularity with consumers in the future or that any such acquired companies or investments will allow us to more effectively distribute our products, market our products, develop our competencies or to grow our business.

In some cases, we expect that the integration of the companies that we may acquire into our operations will create production, distribution, marketing and other operating synergies which will produce greater sales growth and profitability and, where applicable, cost savings, operating efficiencies and other advantages. However, we cannot be certain that these synergies, efficiencies and cost savings will be realized. Even if achieved, these benefits may be delayed or reduced in their realization. In other cases, we may acquire or invest in companies that we believe have strong and creative management, in which case we may plan to operate them more autonomously rather than fully integrating them into our operations. We cannot be certain that the key talented individuals at these companies would continue to work for us after the acquisition or that they would develop popular and profitable products, in the future. There is no guarantee that any acquisition or investment we may make will be successful or beneficial or that we will be able to manage the integration process successfully, and acquisitions can consume significant amounts of management attention and other resources, which may negatively impact other aspects of our business.

Our e-commerce business is subject to numerous risks that could have an adverse effect on our business and results of operations.

Although sales through our websites have constituted a small portion of our net sales historically, we expect to continue to grow our e-commerce business in the future. Though sales through our websites generally have higher profit margins and provide us useful insight on the sales impact of certain of our marketing campaigns, further development of our e-commerce business also subjects us to a number of risks. Our online sales may negatively impact our relationships with our retail customers and distributors if they perceive that we are competing with them. In addition, online commerce is subject to increasing regulation by states, the federal government and various foreign jurisdictions. Compliance with these laws will increase our costs of doing business, and our failure to comply with these laws could also subject us to potential fines, claims for damages and other remedies, any of which would have an adverse effect on our business, financial condition and results of operations.

Additionally, some jurisdictions have implemented, or may implement, laws that require remote sellers of goods and services to collect and remit taxes on sales to customers located within the jurisdiction. In particular, the Streamlined Sales Tax Project (an ongoing, multi-year effort by U.S. state and local governments to pursue federal legislation that would require collection and remittance of sales tax by out-of-state sellers) could allow states that meet certain simplification and other criteria to require out-of-state sellers to collect and remit sales taxes on goods purchased by in-state residents. This collection responsibility and the complexity associated with use tax collection, remittance and audit requirements would also increase the costs associated with our e-commerce business.

Furthermore, our e-commerce operations subject us to risks related to the computer systems that operate our websites and related support systems, such as system failures, viruses, computer hackers and similar disruptions. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, system interruptions or delays could occur that adversely affect our operating results and harm our brand. While we depend on our technology vendors to manage “up-time” of the front-end e-commerce store, manage the intake of our orders, and export orders for fulfillment, we could begin to run all or a greater portion of these components ourselves in the future. Any failure on the part of our third-party e-commerce vendors or in our ability to transition third-party services effectively could result in lost sales and harm our brand.

There is a risk that consumer demand for our products online may not generate sufficient sales to make our e-commerce business profitable, as consumer demand for physical products online may be less than in traditional retail sales channels. To the extent our e-commerce business does not generate more net sales than costs, our business, financial condition and results of operations will be adversely affected.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. For example, we maintain Facebook, Twitter, Instagram and

YouTube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Failure to successfully operate our information systems and implement new technology effectively could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems and software applications to manage many aspects of our business, including product development, management of our supply chain, sale and delivery of our products, financial reporting and various other processes and transactions. We are critically dependent on the integrity, security and consistent operations of these systems and related back-up systems. These systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware and other security breaches, catastrophic events such as hurricanes, fires, floods, earthquakes, tornadoes, acts of war or terrorism and usage errors by our employees. The efficient operation and successful growth of our business depends on these information systems, including our ability to operate them effectively and to select and implement adequate disaster recovery systems successfully. The failure of these information systems to perform as designed, our failure to operate them effectively, or a security breach or disruption in operation of our information systems could disrupt our business, require significant capital investments to remediate a problem or subject us to liability.

In addition, we have recently implemented, and expect to continue to invest in and implement, modifications and upgrades to our information technology systems and procedures to support our growth and the development of our e-commerce business. These modifications and upgrades could require substantial investment, and may not improve our profitability at a level that outweighs their costs, or at all. In addition, the process of implementing any new technology systems involves inherent costs and risks, including potential delays and system failures, the potential disruption of our internal control structure, the diversion of management’s time and attention, and the need to re-train or hire new employees, any of which could disrupt our business operations and have a material adverse effect on our business, financial condition and results of operations.

If our electronic data is compromised our business could be significantly harmed.

We maintain significant amounts of data electronically. This data relates to all aspects of our business, including current and future products and entertainment under development, and also contains certain customer, consumer, supplier, partner and employee data. We maintain systems and processes designed to protect the data within our control, but notwithstanding such protective measures, there is a risk of intrusion or tampering that could compromise the integrity and privacy of this data. In addition, we provide confidential and proprietary information to our third-party business partners in certain cases where doing so is necessary or appropriate to conduct our business. While we obtain assurances from those parties that they have systems and processes in place to protect such data, and where applicable, that they will take steps to assure the protections of such data by third parties, nonetheless those partners may also be subject to data intrusion or otherwise compromise the protection of such data. Any compromise of the confidential data of our customers, consumers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers, consumers and other business partners, damage our reputation, violate applicable laws and regulations and subject us to additional costs and liabilities and loss of business that could be material.

A failure to comply with laws and regulations relating to privacy and the protection of data relating to individuals may result in negative publicity, claims, investigations and litigation, and adversely affect our financial performance.

We are subject to laws, rules, and regulations in the United States and other countries relating to the collection, use, and security of personal information and data. Such data privacy laws, regulations, and other obligations may require us to change our business practices, and may negatively impact our ability to expand our business and pursue business opportunities. We may incur significant expenses to comply with the laws, regulations and other obligations that apply to us. Additionally, the privacy- and data protection-related laws, rules, and regulations applicable to us are subject to significant change. Several jurisdictions have passed new laws and regulations in this area, and other jurisdictions are considering imposing additional restrictions. These laws and regulations also may be interpreted and enforced inconsistently over time and from jurisdiction to jurisdiction. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS. Though we currently use third-party vendors to process and store credit card data in connection with our e-commerce business, to the extent we process or store such data ourselves in the future, we may be subject to various aspects of the PCI DSS, and fines, penalties, and a loss of the ability to process credit card payments could result from any failure to comply with the PCI DSS. Any actual or perceived inability to comply with applicable privacy or data protection laws, regulations, or other obligations could result in significant cost and liability, litigation or governmental investigations, damage our reputation, and adversely affect our business.

Our indebtedness could adversely affect our financial health and competitive position.

As of March 31, 2017, we had $278.9 million of indebtedness outstanding under our Senior Secured Credit Facilities, consisting of $209.2 million outstanding under our Term Loan A Facility (net of unamortized discount of $6.0 million), $41.2 million outstanding under our Term Loan B Facility (net of unamortized discount of $6.8 million) and $28.5 million outstanding under our Revolving Credit Facility.

In order to service this indebtedness and any additional indebtedness we may incur in the future, we need to generate cash. Our ability to generate cash is subject, to a certain extent, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financing will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use our cash flow from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the credit agreement governing our Senior Secured Credit Facilities contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that limit our ability, among other things, to engage in certain activities that are in our long-term best interests, including our ability to:

•	incur additional indebtedness;

•	incur certain liens;

•	consolidate, merge or sell or otherwise dispose of our assets;

•	alter the business conducted by us and our subsidiaries;

•	make investments, loans, advances, guarantees and acquisitions;

•	enter into sale and leaseback transactions;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	enter into transactions with our affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	issue or sell equity interests or securities convertible into or exchangeable for equity interests;

•	redeem, repurchase or refinance our other indebtedness; and

•	amend or modify our governing documents.

The restrictive covenants in the credit agreement governing our Senior Secured Credit Facilities also require us to maintain specified financial ratios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Senior Secured Credit Facilities.” While we have not previously breached and are not in breach of any of these covenants, there can be no guarantee that we will not breach these covenants in the future. Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. Our failure to comply with any of these covenants or restrictions could result in an event of default under our Senior Secured Credit Facilities. This would permit the lending banks under such facilities to take certain actions, including terminating all outstanding commitments and declaring all amounts due under our credit agreement to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and prepayment premiums with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances, and may determine to engage in equity or debt financings or enter into credit facilities or refinance existing indebtedness for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. As discussed above, the credit agreement governing our Senior Secured Credit Facilities contains restrictive covenants that limit our ability to incur additional indebtedness and engage in other capital-raising activities. Any debt financing obtained by us in the future could involve covenants that further restrict our capital raising activities and other financial and operational matters, which may make it more difficult for us to operate our business, obtain additional capital and pursue business opportunities, including potential acquisitions. Furthermore, if we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Any impairment in the value of our goodwill or other assets would adversely affect our financial condition and results of operations.

We are required, at least annually, or as facts and circumstances warrant, to test goodwill and other assets to determine if impairment has occurred. Impairment may result from any number of factors, including adverse changes in assumptions used for valuation purposes, such as actual or projected net sales growth rates, profitability or discount rates, or other variables. If the testing indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other assets and the implied fair value of the goodwill or the fair value of other assets in the period the determination is made. We cannot always predict the amount and timing of any impairment of assets. Should the value of goodwill or other assets become impaired, it would have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Organizational Structure

ACON will have substantial control over us after the consummation of this offering including over decisions that require the approval of stockholders, and its interests, along with the interests of our other Continuing Equity Owners, in our business may conflict with yours.

Each share of our Class A common stock and Class B common stock will entitle its holders to one vote per share on all matters presented to our stockholders generally. See “Description of Capital Stock.” As a result, immediately after the consummation of this offering, ACON will hold approximately     % of the combined voting power of our common stock through its ownership of                  shares of our Class A common stock and                  shares of our Class B common stock. Accordingly, ACON, will have the ability to approve or disapprove substantially all transactions and other matters submitted to a vote of our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests, and the election of directors. These voting powers may enable ACON to consummate transactions that may not be in the best interests of holders of our Class A common stock or, conversely, prevent the consummation of transactions that may be in the best interests of holders of our Class A common stock.

Additionally, the Continuing Equity Owners may receive payments from us under the Tax Receivable Agreement in connection with Funko, Inc.’s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering as described under “Use of Proceeds,” and upon a redemption or exchange of their common units in FAH, LLC, including the issuance of shares of our Class A common stock upon any such redemption or exchange. As a result, the interests of the Continuing Equity Owners may conflict with the interests of holders of our Class A common stock. For example, the Continuing Equity Owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration tax or other considerations of the Continuing Equity Owners even in situations where no similar considerations are relevant to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by the Continuing Equity Owners.

In addition, pursuant to the Stockholders Agreement, ACON will have the right to designate certain of our directors, which we refer to as the ACON Directors, which will be three ACON Directors for as long as ACON directly or indirectly, beneficially owns, in the aggregate, 35% or more of our Class A common stock, two ACON Directors for so long as ACON, directly or indirectly, beneficially owns, in the aggregate, less than 35% but 25% or more of our Class A common stock and one ACON Director for as long as ACON, directly or indirectly, beneficially owns, in the aggregate, less than 25% but 15% or more of our Class A common stock (assuming in each such case that all outstanding common units in FAH, LLC are redeemed for newly issued shares of our Class A common stock on a one for one basis). In addition, Fundamental will also have the right to designate one of our directors, which we refer to as the Fundamental Director, for as long as Fundamental, directly or indirectly, beneficially owns, in the aggregate, 15% or more of our Class A common stock (assuming that all outstanding common units in FAH, LLC are redeemed for newly issued shares of our Class A common stock on a one for one basis). Each of ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the ACON Directors, the Fundamental Director and Mr. Mariotti for as long as he is our Chief Executive Officer. Additionally, pursuant to the Stockholders Agreement, we shall take commercially reasonable action to cause (1) the board of directors to be comprised of at least seven directors; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors; and (4) an ACON Director to be the chairperson of the board of directors (as defined in the amended and restated bylaws). The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee.

We are a “controlled company” within the meaning of the              listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Pursuant to the terms of the Stockholders Agreement, ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, after the consummation of this offering will, in the aggregate, have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” for the purposes of the              listing requirements. As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluation of the nominating and corporate governance and compensation committees.

The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to use certain exemptions afforded to a “controlled company.” As a result, we will not be subject to certain corporate governance requirements, including that a majority of our board of directors consists of “independent directors,” as defined under the rules of the              on our board of directors. In addition, we will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees. See “Management.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the             .

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect upon the consummation of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries. Any director or stockholder who is not employed by us or our subsidiaries will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries.

As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Our principal asset after the consummation of this offering will consist of our interest in FAH, LLC, and accordingly, we will depend on distributions from FAH, LLC to pay taxes and expenses, including payments under the Tax Receivable Agreement. FAH, LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon consummation of this offering, we will be a holding company and will have no material assets other than our ownership of              common units of FAH, LLC, representing approximately     % of the economic interest in FAH, LLC (or              common units of FAH, LLC, representing approximately     % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We will have no independent means of generating revenue or cash flow, and our ability to pay dividends in the future, if any, will be dependent upon the financial results and cash flows of FAH, LLC and its subsidiaries and distributions we receive from FAH, LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to dividend or distribute funds to us or that applicable local law and contractual restrictions, including negative covenants in our debt instruments, will permit such dividends or distributions.

FAH, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. As a result, we will incur income taxes on our allocable share of any net taxable income of FAH, LLC. Under the terms of the FAH LLC Agreement, FAH, LLC will be obligated to make tax distributions to its members, including us, except to the extent such distributions would render FAH, LLC insolvent or are otherwise prohibited by law or any limitations or restrictions in our debt agreements. In addition to tax expenses, we will also incur expenses related to our operations, our interests in FAH, LLC and related party agreements, including payment obligations under the Tax Receivable Agreement and expenses and costs of being a public company, all of which could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause FAH, LLC to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any ordinary course payments due under the Tax Receivable Agreement. However, FAH, LLC’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which FAH, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering FAH, LLC insolvent. If FAH, LLC does not have sufficient funds to pay tax distributions or other liabilities to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” If FAH, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. See “—Risks Relating to This Offering and Ownership of Our Class A Common Stock.”

Our Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, the amounts that we may be required to pay could be significant, and we may not realize such tax benefits.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize as a result of (1) increases in tax basis resulting from Funko, Inc.’s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under “Use of Proceeds,” and any future redemptions funded by Funko, Inc. or exchanges of common units for Class A common stock described under “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” and (2) certain additional tax benefits attributable to payments under the Tax Receivable Agreement. The amount of the cash payments that we may be required to make under the Tax Receivable Agreement could be significant. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions are subject to challenge by taxing authorities. Payments made under the Tax Receivable Agreement will not be returned upon a successful challenge by a taxing authority to our reporting positions. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the Continuing Equity Owners maintaining a continued ownership interest in FAH, LLC. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by the Continuing Equity Owners.

The amounts that we may be required to pay to the Continuing Equity Owners under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make future payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement Our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by the Continuing Equity Owners.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, as a result of our ownership of FAH, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of FAH, LLC, we will control and operate FAH, LLC. On that basis, we believe that our interest in FAH, LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of FAH, LLC, our interest in FAH, LLC could be deemed an “investment security” for purposes of the 1940 Act.

We and FAH, LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing Equity Owners.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit such Continuing Equity Owners. We will enter into the Tax Receivable Agreement with FAH, LLC and such Continuing Equity Owners and it will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Funko, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (1) increases in tax basis resulting from Funko, Inc.’s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under “Use of Proceeds,” and any future redemptions funded by Funko, Inc. or exchanges of common units for Class A common stock described under “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” and (2) certain additional tax benefits attributable to payments under the Tax Receivable Agreement. This and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

Immediately following the consummation of this offering, the Continuing Equity Owners will own common units in FAH, LLC, and the Continuing Equity Owners will have the right to redeem their common units in FAH, LLC pursuant to the terms of the FAH LLC Agreement for shares of Class A common stock or cash.

After this offering, we will have an aggregate of              shares of Class A common stock authorized but unissued (or                  if the underwriters exercise in full their option to purchase

additional shares of Class A common stock), including approximately              shares of Class A common stock issuable, at our election, upon redemption of FAH, LLC common units that will be held by the Continuing Equity Owners. FAH, LLC will enter into the FAH LLC Agreement, and subject to certain restrictions set forth in such agreement and as described elsewhere in this prospectus, the Continuing Equity Owners will be entitled to have their common units redeemed from time to time at each of their options for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued to certain of the Continuing Equity Owners upon such redemption and the shares of Class A common stock issued to the Former Equity Owners in connection with the Transactions will be eligible for resale, subject to certain limitations set forth in the Registration Rights Agreement. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

You may be diluted by future issuances of additional Class A common stock or common units in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our amended and restated certificate of incorporation authorizes us to issue shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. In addition, we, FAH, LLC and the Continuing Equity Owners will be party to the FAH LLC Agreement under which the Continuing Equity Owners (or certain permitted transferees thereof) will have the right (subject to the terms of the FAH LLC Agreement) to have their common units redeemed from time to time at each of their options by FAH, LLC in exchange for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” The market price of shares of our Class A common stock could decline as a result of these redemptions or exchanges or the perception that a redemption or exchange could occur. These redemptions or exchanges, or the possibility that these redemptions may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

We have reserved for issuance under our 2017 Plan              shares of Class A common stock, including              shares of Class A common stock issuable pursuant to              stock options and              restricted stock units granted to certain of our directors and certain of our employees in connection with this offering as described under the captions “Executive Compensation—Executive Compensation Arrangements—Director Compensation” and “Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan.” Any shares of Class A common stock that we issue, including under our 2017 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We, our officers and directors and the Original Equity Owners, subject to certain exceptions, will agree that, without the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock; (2) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (3) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A common stock, subject to certain exceptions. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See “Underwriting.”

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the market price of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of Class A common stock or other equity securities.

In connection with the completion of this offering, we intend to enter into a Registration Rights Agreement with ACON, Fundamental and certain members of management. Any sales in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of our Registration Rights Agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of Class A common stock.

Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell our shares of Class A common stock at prices equal to or greater than the price you paid in this offering.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our products;

•	future announcements concerning our business, our customers’ businesses or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry, our licensors or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Our Senior Secured Credit Facilities contain certain covenants that restrict the ability of FAH, LLC and its subsidiaries to pay dividends or make distributions. See “Description of Certain Indebtedness.” Because we are a holding company, our ability to pay dividends on our Class A common stock depends on our receipt of cash distributions from FAH, LLC and, through FAH, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our Class A common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.

Delaware law and certain provisions in our amended and restated certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

•	our board of directors is classified into three classes, each of which serves for a staggered three-year term;

•	only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, except that at such time as ACON, directly or indirectly, beneficially owns in the aggregate, a majority of all of the outstanding common units of FAH, LLC, a majority of our stockholders may also call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of our outstanding shares of common stock representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of common stock entitled to vote thereon, and at such time as ACON, directly or indirectly, beneficially owns in the aggregate, less than a majority of all of the outstanding common units of FAH, LLC, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written consent in lieu of a meeting;

•

our amended and restated certificate of incorporation may be amended or repealed by the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors and our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors, and at such time as ACON, directly or indirectly, beneficially owns in the aggregate, less than a majority of all of the outstanding common units of FAH, LLC, our amended and restated certificate of incorporation and our amended and restated bylaws may be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors and our amended and restated bylaws may also be amended or repealed by a majority vote of our board of directors;

•	we require advance notice and duration of ownership requirements for stockholder proposals; and

•	we have opted out of Section 203 of the Delaware General Corporation Law of the State of Delaware, or the DGCL, however, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203 of the DGCL (except with respect to ACON and Fundamental and any of their respective affiliates and any of their respective direct or indirect transferees of Class B common stock). See “Description of Capital Stock—Anti-Takeover Provisions—Section 203 of the DGCL.”

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Please see “—Risks Relating to Our Organizational Structure—ACON will have substantial control over us after the consummation of this offering including over decisions that require the approval of stockholders, and its interests, along with the interests of our other Continuing Equity Owners, in our business may conflict with yours.”

Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

The JOBS Act provides that, for so long as a company qualifies as an “emerging growth company,” it will, among other things:

•	be required to initially have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act;

•	be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from the proxy statements and reports it files under the Securities Exchange Act of 1934, as amended, or the Exchange Act; and

•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on our financial statements.

We currently intend to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Additionally, most of our management team, including our Chief Executive Officer and Chief Financial Officer, have never managed a publicly traded company, and as a result, do not have experience in complying with the increasingly complex and changing legal and regulatory landscape in which public companies operate. Furthermore, while certain members of our board of directors have been officers and other employees of public companies, none of our directors has served on the board of directors of a public company. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

Furthermore, as a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements or our pro forma financial statements included elsewhere in this prospectus. In addition, rules implemented by the SEC and the have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the                 . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Furthermore, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an emerging growth company.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the                  or other regulatory authorities, which would require additional financial and management resources.

An active trading market for our Class A common stock may never develop or be sustained.

Although the shares of our Class A common stock will be authorized for trading on the             , an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our Class A common stock could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:

•	our ability to execute our business strategy;

•	our dependence upon our license agreements, our ability to renew and extend expiring license agreements and enter into license agreements for newer pop culture properties and our relationship with content providers;

•	the trend of content providers consolidating their license relationships to do more business with fewer licensees;

•	our ability to design and develop products that will be popular with consumers and to maintain the popularity of successful products;

•	the effect on our business of changes in the retail industry and the market for consumer products;

•	the continued growth of the market for pop culture consumer products;

•	our ability to maintain and develop relationships with retail customers and distributors, including increasing sales and shelf space with existing retail customers and the number of retailers for whom we curate pop culture selections, and our intent to expand into new sales channels;

•	competition in our industry and our ability to compete effectively with new or existing competitors;

•	our ability to manage our growth effectively;

•	the sustainability of, and fluctuations in, our gross margins over time;

•	our dependence on third-party content providers;

•	the ability of our licensed properties to generate market appeal and sales of our products;

•	our ability to successfully manage our inventories;

•	our ability to develop and introduce products in a timely and cost-effective manner;

•	our ability to obtain, maintain and protect our intellectual property rights;

•	our plan to expand our intellectual property across multiple channels, including movies, TV and digital content;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	attracting and retaining qualified personnel and maintaining our corporate culture;

•	the seasonality of our business and the popularity and timing of new product releases and related content releases;

•	our susceptibility to risks created by our use of third-party manufacturers and our ability to find alternative sources of supply in a timely and cost-effective manner;

•	the effects of adverse conditions in the certain geographic regions in which our manufacturing and sales are concentrated;

•	the risks associated with our substantial sales and manufacturing operations outside the United States and plans to expand internationally;

•	the effect of the United Kingdom’s referendum on withdrawal from the European Union on global economic conditions, financial markets and our business;

•	changes in U.S. tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

•	the impact on our business of changes in foreign currency exchange rates;

•	the effect of global and regional economic downturns on the retail and credit markets and the financial health of our retail customers and consumers;

•	our ability to comply with current or future government regulations that we are subject to;

•	future product liability suits or product recalls;

•	our ability to comply with anti-corruption and anti-bribery laws, governmental economic sanctions requirements and export and import controls;

•	our ability to realize the anticipated benefits of acquisitions or investments in joint ventures;

•	risks related to our e-commerce business and our intent to grow this business;

•	our plans to continue to expand our marketing through social media outlets, our websites and internet-based advertising and the potential consequences of our use of social media;

•	our ability to successfully operate our information systems and implement new technology effectively;

•	the impact on our business if our electronic data is compromised;

•	the effects of our indebtedness on our financial health and competitive position and our ability to secure additional financing and to meet our future capital needs;

•	impairment in the value of our goodwill our other assets;

•	the effects of ACON’s substantial control over us;

•	the reduced corporate governance requirements to which we are subject as a result of being a controlled company;

•	our ability to realize any tax benefits that may arise from our organizational structure and any redemptions or exchanges of common units of FAH, LLC for cash or stock, including in connection with this offering; and

•	the other factors set forth under “Risk Factors.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under

“Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

OUR ORGANIZATIONAL STRUCTURE

Funko, Inc., a Delaware corporation, was formed on April 21, 2017 to serve as the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through FAH, LLC and its subsidiaries. We will consummate the Transactions (excluding this offering) on or prior to the consummation of this offering.

Existing Organization

FAH, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is not subject to any U.S. federal entity-level income taxes. Taxable income or loss of FAH, LLC is included in the U.S. federal income tax returns of FAH, LLC’s members. Prior to the consummation of this offering, the Original Equity Owners were the only members of FAH, LLC, and included ACON, Fundamental, and certain of our current and former executive officers, employees and directors.

Transactions

We will consummate the following organizational transactions in connection with this offering:

•	we will amend and restate the existing limited liability company agreement of FAH, LLC to, among other things, (1) convert all existing ownership interests (including vested profits interests and all unvested profits interests, which will accelerate and vest in connection with this offering) in FAH, LLC into common units of FAH, LLC, and (2) appoint Funko, Inc. as the sole managing member of FAH, LLC upon its acquisition of common units in connection with this offering;

•	we will amend and restate Funko, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holders to one vote per share on all matters presented to our stockholders generally and (2) for Class B common stock, with each share of our Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock;”

•	we will issue shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

•	we will use all of the net proceeds from this offering to purchase (1) newly issued common units (or common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and (2) common units directly from certain of the Original Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, which combined represents % of FAH, LLC’s outstanding common units following this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	FAH, LLC intends to use the net proceeds from the sale of common units to Funko, Inc. to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities (as defined herein) and, if any remain, for general corporate purposes as described under “Use of Proceeds”;

•	existing options to purchase certain ownership interests in FAH, LLC will be converted into options to purchase common units in FAH, LLC;

•	the Former Equity Owners will exchange their indirect ownership interests in common units of FAH, LLC for shares of Class A common stock on a one-to-one basis; and

•	Funko, Inc. will enter into (1) the Stockholders Agreement with ACON, Fundamental and certain members of management, (2) the Registration Rights Agreement with ACON, Fundamental and certain members of management and (3) the Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

We collectively refer to the foregoing organizational transactions as the Transactions.

Organizational Structure Following this Offering

•	Funko, Inc. will be a holding company and its principal asset will consist of common units it purchases from FAH, LLC and certain of the Continuing Equity Owners and acquires from the Former Equity Owners;

•	Funko, Inc. will be the sole managing member of FAH, LLC and will control the business and affairs of FAH, LLC and its subsidiaries;

•	Funko, Inc. will own common units of FAH, LLC, representing approximately % of the economic interest in FAH, LLC (or common units, representing approximately % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Continuing Equity Owners (1) will own common units of FAH, LLC, representing approximately % of the economic interest in FAH, LLC (or common units, representing approximately % of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) will own shares of Class B common stock of Funko, Inc., representing approximately % of the combined voting power of all of Funko, Inc.’s common stock (or approximately % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the purchasers in this offering (1) will own shares of Class A common stock of Funko, Inc. (or shares of Class A common stock of Funko, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the combined voting power of all of Funko, Inc.’s common stock and approximately % of the economic interest in Funko, Inc. (or approximately % of the combined voting power and approximately % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Funko, Inc.’s ownership of FAH, LLC’s common units, indirectly will hold approximately % of the economic interest in FAH, LLC (or approximately % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	ACON (1) will own shares of Class A common stock of Funko, Inc., representing approximately % of the economic interest in Funko, Inc. (or approximately % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) will own              shares of Class B common stock of Funko, Inc., which combined with the Class A common stock described in clause (1) will represent approximately     % of the combined voting power of all of Funko, Inc.’s common stock (or approximately     % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (3) through Funko, Inc.’s ownership of common units of FAH, LLC and ACON’s ownership interest in common units of FAH, LLC, directly or indirectly will hold approximately     % of the economic interest in FAH, LLC (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)	Includes Fundamental, the Former Profits Interests Holders, certain of our employees and directors and each of their permitted transferees.
(2)	FAH, LLC, its wholly owned subsidiary FHL and its indirect wholly owned subsidiary Funko, LLC are the borrowers under our Senior Secured Credit Facilities.

As the sole managing member of FAH, LLC, we will operate and control all of the business and affairs of FAH, LLC and, through FAH, LLC and its subsidiaries, conduct the business. Following the Transactions, including this offering, we will record a significant non-controlling interest in our consolidated subsidiary, FAH, LLC, relating to the ownership interest of the Continuing Equity Owners. Accordingly, although Funko, Inc. will have a minority economic interest in FAH, LLC, it will control the management of FAH, LLC as the sole managing member. As a result, Funko, Inc. will consolidate FAH, LLC and record a non-controlling interest in consolidated entity for the economic interest in FAH, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $        per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and FAH, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among              will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to             in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units of FAH, LLC and, in turn, shares of Class B common stock issued to             and an increase in the amount of common units and, in turn, shares of Class B common stock issued to             on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class B common stock issued to             and a decrease in the amount of common units and, in turn, shares of Class B common stock, issued to             on an aggregate basis.

Incorporation of Funko, Inc.

Funko, Inc., the issuer of the Class A common stock offered hereby, was incorporated as a Delaware corporation on April 21, 2017. Funko, Inc. has not engaged in any material business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Funko, Inc. that will become effective immediately prior to the consummation of this offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of the FAH LLC Agreement

Prior to or substantially concurrently with the consummation of this offering, the limited liability company agreement of FAH, LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “common units” and providing for a right of redemption of common units in exchange for, at our election, shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.”

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $              million (or $              million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase (1)              common units (or              common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, and (2)              common units directly from certain of the Original Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

FAH, LLC intends to use the $          million in net proceeds it receives from the sale of common units to Funko, Inc. (together with any additional proceeds it may receive if the underwriters exercise their option to purchase additional shares of Class A common stock) as follows:

•	to repay approximately $ million of the outstanding borrowings under our Senior Secured Credit Facilities, including $ million of outstanding borrowings under our Term Loan A Facility, $ million of outstanding borrowings under our Term Loan B Facility and $ million of outstanding borrowings under our Revolving Credit Facility; and

•	the remainder for general corporate purposes.

The Term Loan A Facility, the Term Loan B Facility and the Revolving Credit Facility are each scheduled to mature on October 30, 2021 and had interest rates of 8.4%, 11.0% and 3.48%, respectively, as of March 31, 2017. In September 2016, we used $50.0 million of borrowings under the Term Loan A Facility to pay a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management. In January 2017, we used $50.0 million of borrowings under the Term Loan B Facility to pay a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain of our executive officers and other employees. Outstanding borrowings under the Revolving Credit Facility were used to fund working capital and capital expenditures, as well as the Underground Toys Acquisition in January 2017 and the formation of our subsidiary Funko UK, Ltd.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming that the price per share for the offering remains at $          (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2017, as follows:

•	of FAH, LLC and its subsidiaries on an actual basis;

•	of Funko, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•	of Funko, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Information” elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2017
	Historical FAH, LLC	Pro Forma Funko, Inc.		Pro Forma As Adjusted Funko, Inc.(5)
	(in thousands, except share and per share data)
Cash and cash equivalents	$3,852	$		$

Indebtedness:
Term Loan A Facility(1)(2)	$209,230	$		$
Term Loan B Facility(1)(3)	41,185
Revolving Credit Facility(1)	28,460

Total indebtedness	278,875
Total equity:
Members’ equity	220,157		—		—
Class A common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Class B common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Additional paid-in capital	61,198
Cumulative translation adjustment	(146)
Accumulated deficit	(132,702)

Total members’/stockholders’ equity	148,507

Non-controlling interest(4)	—

Total capitalization	$427,382	$		$

(1)

For a discussion of the Term Loan A Facility, the Term Loan B Facility and the Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital

Resources—Description of Senior Secured Credit Facilities.” See also our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.
(2)	Net of $6.0 million of unamortized discount.
(3)	Net of $6.8 million of unamortized discount.
(4)	On a pro forma basis and a pro forma as adjusted basis, includes the ownership interests not owned by Funko, Inc., which represents % and % of the outstanding common units of FAH, LLC, respectively. The Continuing Equity Owners will hold the % and % non-controlling interest in FAH, LLC on a pro forma and pro forma as adjusted basis, respectively.
(5)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, additional paid-in capital, total members’ / stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, additional paid-in capital, total members’ / stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $          million, assuming that the price per share for the offering remains at $          (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Additionally, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of FAH, LLC and our other subsidiaries to pay dividends or make distributions under the terms of our Senior Secured Credit Facilities. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Senior Secured Credit Facilities.” Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from FAH, LLC and, through FAH, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock—We do not intend to pay dividends on our Class A common stock for the foreseeable future.”

FAH, LLC paid cash tax distributions to its members during the three months ended March 31, 2017 and 2016 aggregating $23.7 million and $3.8 million, respectively, and during the year ended December 31, 2016 and the Predecessor 2015 Period aggregating $21.3 million and $12.2 million, respectively. FAH, LLC did not pay any cash tax distributions to its members during the Successor 2015 Period. Additionally, FAH, LLC paid a special distribution to its members during the three months ended March 31, 2017 of $49.2 million (of which $49.0 million consisted of cash and $0.2 million consisted of a reduction in interest and principal under loans to certain members of management) and during the year ended December 31, 2016 paid a special distribution to its members of $49.2 million (of which $49.0 million consisted of cash and $0.2 million consisted of a reduction in interest and principal under loans to certain members of management).

DILUTION

The Continuing Equity Owners will own common units in FAH, LLC after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Funko, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of common units (other than Funko, Inc.) had their common units redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Funko, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. FAH, LLC’s pro forma net tangible book value as of March 31, 2017 prior to this offering and after the Assumed Redemption was $        . Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of March 31, 2017 after this offering would have been approximately $          million, or $        per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2017 before this offering(1)
Increase per share attributable to investors in this offering
Pro forma net tangible book value per share after this offering(2)	$

Dilution per share to new Class A common stock investors	$

(1)	The computation of pro forma net tangible book value per share as of March 31, 2017 before this offering is set forth below (in thousands except for share data):

Numerator
Book value of tangible assets	$
Less: total liabilities	$

Pro forma net tangible book value(a)	$

Denominator
Shares of Class A common stock to be outstanding immediately prior to this offering, the Assumed Redemption and vested restricted stock units(b)

Total

Pro forma net tangible book value per share	$

(a)	Gives pro forma effect to the Transactions (excluding this offering) and the Assumed Redemption.
(b)	Reflects outstanding shares of Class A common stock, consisting of (i) outstanding shares of Class A common stock issued in exchange for certain of the Former Equity Owners’ indirect ownership interests in common units of FAH, LLC on a one-to-one basis and (ii) outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering.

(2)	The computation of pro forma net tangible book value per share as of March 31, 2017 after giving effect to this offering is set forth below:

Numerator
Book value of tangible assets	$
Less: total liabilities

Pro forma net tangible book value (deficit)(a)	$

Denominator
Shares of Class A common stock to be outstanding immediately after this offering and the Assumed Redemption(b)

Total

Pro forma net tangible book value (deficit) per share	$

(a)	Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption. Pro forma net tangible book value reflects a net increase from stockholders’ equity of $ million, comprised of an increase of $ million as a result of the issuance of our Class A common stock, offset by a reduction of $ million related to our purchase of common units directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under “Use of Proceeds.”
(b)	Reflects outstanding shares of Class A common stock, consisting of (i) shares of Class A common stock to be issued in this offering, and (ii) the shares described in note (1)(b) above, less the shares of Class A common stock issuable upon the exchange of common units to be purchased directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under “Use of Proceeds.” Does not reflect stock options and restricted stock units covering a total of shares of our Class A common stock to be granted to certain of our directors and certain of our employees in connection with this offering as described under the captions “Executive Compensation—Executive Compensation Arrangements—Director Compensation” and “Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan.”

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution in pro forma net tangible book value to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of March 31, 2017 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $        per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average price per Share
Original Equity Owners			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $          million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Funko, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of March 31, 2017, after giving effect to the Transactions and the Assumed Redemption, and excludes              shares of Class A common stock reserved for issuance under our 2017 Plan (as described in “Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan”), including shares of Class A common stock issuable pursuant to             stock options and             restricted stock units granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in “Executive Compensation—Executive Compensation Arrangements—Director Compensation” and “Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan.”

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of March 31, 2017 the pro forma net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

•	the percentage of shares of Class A common stock held by the Original Equity Owners will decrease to approximately % of the total number of shares of our Class A common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents the selected historical consolidated financial and other data for FAH, LLC and its subsidiaries. FAH, LLC is the predecessor of the issuer, Funko, Inc., for financial reporting purposes. The selected consolidated statements of operations and statements of cash flows data for the year ended December 31, 2016 (Successor), the period from October 31, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through October 30, 2015 (Predecessor), and the summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. The selected consolidated statements of operations and statements of cash flows data for the three months ended March 31, 2017 and 2016, and the summary consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods.

The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, the results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected unaudited pro forma consolidated financial data of Funko, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data for the year ended December 31, 2016 and as of and for the three months ended March 31, 2017 give effect to the Transactions, as described in “Our Organizational Structure,” and the consummation of this offering, the use of proceeds therefrom and related transactions, as described in “Use of Proceeds,” as if all such transactions had occurred on January 1, 2016, in the case of the selected unaudited pro forma consolidated statements of operations data, and as of March 31, 2017, in the case of the selected unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data.

The selected historical financial data of Funko, Inc. has not been presented because Funko, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Pro Forma Funko, Inc.				Historical FAH, LLC
					Successor				Predecessor
	Three Months Ended March 31, 2017		Year Ended December 31, 2016		Three Months Ended March 31,		Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
					2017	2016
	(unaudited)				(unaudited)
	(in thousands, except margins)
Consolidated Statements of Operations Data:
Net sales	$		$		$99,052	$74,974	$426,717	$56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)					64,061	55,489	280,396	44,485	131,621
Selling, general and administrative expenses					25,092	17,053	77,525	13,894	37,145
Acquisition transaction costs					1,801	105	1,140	7,559	13,301
Depreciation and amortization					6,734	5,412	23,509	3,370	5,723

Income (loss) from operations					1,364	(3,085)	44,147	(12,743)	29,701
Interest expense, net					6,985	3,951	17,267	2,818	2,202
Other expense, net					6	—	—	—	—

Income before income taxes					—	—	—	—	—
Income tax expense					—	—	—	—	—

Net income (loss)	$		$		$(5,627)	$(7,036)	$26,880	$(15,561)	$27,499

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities					$27,080	$9,808	$49,468	$14,110	$8,538
Net cash used in investing activities					(21,321)	(3,584)	(22,105)	(244,421)	(10,043)
Net cash (used in) provided by financing activities					(8,060)	(5,453)	(45,613)	244,456	11,390
Selected Other Data:
EBITDA(1)	$		$		$8.092	$2,327	$67,656	$(9,373)	$35,424
Adjusted EBITDA(1)	$		$		$13,493	$12,886	$96,960	$13,170	$61,996
Net income (loss) margin		%		%	(5.7)%	(9.4)%	6.3%	(27.5)%	12.6%
Adjusted EBITDA margin(1)%				%	13.6%	17.2%	22.7%	23.3%	28.5%

	Pro Forma Funko, Inc.(2)	Historical FAH, LLC
	March 31, 2017	March 31, 2017	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$	$3,852	$6,161	$24,411
Total assets		520,988	522,237	505,330
Total debt(3)		278,875	217,753	169,846
Total members’/stockholders’ equity		148,507	217,377	243,556

(1)

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), net income (loss) margin or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define “EBITDA” as net income before interest expense, net, income tax expense and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA further adjusted for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs, foreign currency transaction (gains) losses and other unusual or one-time items. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to net sales. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

•	as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	as a consideration to assess incentive compensation for our employees;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use Adjusted EBITDA to measure our compliance with covenants such as senior leverage ratio. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income, net income (loss) margin or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

	Pro Forma Funko, Inc.		Historical FAH, LLC
			Successor				Predecessor
	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Three Months Ended March 31,		Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015	Year Ended December 31, 2014
			2017	2016
	(unaudited)		(unaudited)
	(in thousands)
Net income (loss)	$	$	$(5,627)	$(7,036)	$26,880	$(15,561)	$27,499	$19,615
Interest expense, net			6,985	3,951	17,267	2,818	2,202	2,693
Income tax expense			—	—	—	—	—	—
Depreciation and amortization			6,734	5,412	23,509	3,370	5,723	4,003

EBITDA	$	$	$8,092	$2,327	$67,656	$(9,373)	$35,424	$26,311

Adjustments:
Monitoring fees(a)			480	310	1,498	272	3,346	1,416
Equity-based compensation(b)			772	583	2,369	4,484	9,925	—
Earnout fair market value adjustment(c)			8	3,676	8,561	1,540	—	—
Inventory step-up(d)			1,501	5,502	13,434	8,688	—	—
Acquisition transaction costs and other expenses(e)			2,634	488	3,442	7,559	13,301	385
Foreign currency transaction loss(f)			6	—	—	—	—	—

Adjusted EBITDA	$	$	$13,493	$12,886	$96,960	$13,170	$61,996	$28,112

(a)	Represents monitoring fees paid pursuant to a management services agreement with Fundamental Capital, LLC, which was terminated in 2015 in connection with the ACON Acquisition, and a management services agreement with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.
(b)	Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.
(c)	Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.
(d)	Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.
(e)	Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition and other acquisitions.
(f)	Represents both unrealized and realized foreign currency (gains) losses on transactions other than in U.S. dollars.

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and total stockholders’ equity on a pro forma basis by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Total debt consists of borrowings under our Senior Secured Credit Facilities, net of unamortized discount of $12.8 million, $6.4 million and $5.2 million as of March 31, 2017 and December 31, 2016 and 2015, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Senior Secured Credit Facilities” and “Description of Certain Indebtedness.” Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma consolidated financial information set forth below by the application of pro forma adjustments to the audited consolidated financial statements of Funko Acquisition Holdings, L.L.C. and subsidiaries included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017, and the unaudited pro forma consolidated balance sheet as of March 31, 2017, present our consolidated results of operations and financial position to give pro forma effect to all of the Transactions (excluding this offering) described in “Our Organizational Structure,” the sale of shares of Class A common stock in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares), and the application of the net proceeds by us and FAH, LLC from this offering and the other transactions described elsewhere in this section, as if all such transactions had been completed as of January 1, 2016 with respect to the unaudited pro forma consolidated statements of operations, and as of March 31, 2017, with respect to the unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

•	the Transactions (excluding this offering) described in “Our Organizational Structure;”

•	this offering and the payment by us of fees and expenses related to this offering and the use of a portion of the proceeds by FAH, LLC (from the sale of common units to us using the proceeds of this offering) to repay a portion of the outstanding borrowings under the Senior Secured Credit Facilities as described in “Use of Proceeds;” and

•	a provision for federal, state and local income taxes of Funko, Inc. as a taxable corporation at an effective rate of % and % for the year ended December 31, 2016 and the three months ended March 31, 2017, respectively, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates applied to income apportioned to each state and local jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional              shares of Class A common stock from us.

As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Funko, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in tax basis resulting from Funko, Inc.’s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under “Use of Proceeds” and any future redemptions funded by Funko, Inc. or exchanges of common units for Class A common stock described under “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” and (2) certain additional tax benefits attributable to payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future redemptions or exchanges of common units by the Continuing Equity Owners, the unaudited pro forma consolidated financial information assumes that no future redemptions or exchanges of common units have occurred.

As described in “Our Organizational Structure,” the unaudited pro forma consolidated financial statements reflect the acquisition of the equity interests in FAH, LLC and does not result in a change in the book basis of FAH, LLC as such transactions are between entities under common control.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. Funko, Inc. was formed on April 21, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in the unaudited pro forma statement of operations.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions, including this offering, been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Funko, Inc.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2017

	Historical FAH, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Funko, Inc.
	(in thousands)
Assets
Current assets:

Cash and cash equivalents	$3,852	$	$	$
Accounts receivable, net	65,656
Inventory	52,784
Prepaid expenses and other current assets	17,347

Total current assets	139,639
Property and equipment, net	31,452
Deferred tax asset	—
Goodwill	99,106
Intangible assets, net	246,907
Other assets	3,884

Total assets	$520,988	$	$	$

Liabilities and members’ / stockholders’ equity

Current liabilities:
Line of credit	$28,460	$	$	$
Current portion of long-term debt, net of unamortized discount	16,228
Accounts payable	25,945
Accrued royalties	11,369
Accrued expenses and other current liabilities	25,307
Current portion of contingent consideration	27,478

Total current liabilities	134,787
Long-term debt	234,187
Deferred rent	3,507

Total liabilities	372,481
Commitments and contingencies

Members’/stockholders’ equity:

Members’ equity
Class A units, $1,000 par value; unlimited units authorized, 220,157 issued and outstanding	220,157
Common units, no par value; 12,500 units authorized, 11,578 issued and outstanding	—
Senior Preferred units, $1,000 par value; no units authorized, issued and outstanding	—
Home Run units, no par value; 11,724 authorized, issued and outstanding	—
Stockholders’ equity
Class A common stock, par value $.0001 per share	—
Class B common stock, par value $.0001 per share	—
Preferred stock	—
Additional paid-in capital	61,198
Cumulative translation adjustment	(146)
Accumulated deficit	(132,702)

Members’/stockholders’ equity attributable to Funko, Inc.	148,507
Non-controlling interest	—

Total liabilities and members’ /stockholders’ equity	$520,988	$	$	$

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

Funko, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the

Three Months Ended March 31, 2017

	Historical FAH, LLC		Transaction Adjustments	Offering Adjustments	Pro Forma Funko, Inc.
	(in thousands, except per share data)
Net sales		$99,052	$	$	$
Cost of sales (exclusive of depreciation and amortization, shown separately below)		64,061
Selling, general and administrative expenses		25,092
Acquisition transaction costs		1,801
Depreciation and amortization		6,734

Total operating expenses		97,688

Income from operations		1,364
Interest expense, net		6,985
Other expense, net		6

Income before income taxes		—
Income tax expense		—

Net income (loss)		$(5,627)	$	$	$

Net income attributable to non-controlling interests		—

Net income attributable to Funko, Inc.	$		$	$	$

Pro forma net income per share data:
Weighted average shares of Class A common stock outstanding:
Basic
Diluted
Net income available to Class A common stock per share:
Basic					$
Diluted					$

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

Funko, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the

Year Ended December 31, 2016

	Historical FAH, LLC		Transaction Adjustments	Offering Adjustments	Pro Forma Funko, Inc.
	(in thousands, except per share data)
Net sales		$426,717	$	$	$
Cost of sales (exclusive of depreciation and amortization, shown separately below)		280,396
Selling, general and administrative expenses		77,525
Acquisition transaction costs		1,140
Depreciation and amortization		23,509

Total operating expenses		382,570

Income from operations		44,147
Interest expense, net		17,267

Income before income taxes		—
Income tax expense		—

Net income		$26,880	$	$	$

Net income attributable to non-controlling interests		—

Net income attributable to Funko, Inc.	$		$	$	$

Pro forma net income per share data:
Weighted average shares of Class A common stock outstanding:
Basic
Diluted
Net income available to Class A common stock per share:
Basic					$
Diluted					$

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Transactions or to the completion of this offering. See “Our Organizational Structure.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

The following discussion and analysis presents operations and cash flows for two periods, Predecessor and Successor, which relate to the period preceding the ACON Acquisition and the period succeeding the ACON Acquisition, respectively. References to the Successor 2015 Period refer to the period from October 31, 2015 through December 31, 2015 and references to the Predecessor 2015 Period refer to the period from January 1, 2015 through October 30, 2015.

Overview

We are a leading pop culture consumer products company. Our business is built on the principle that almost everyone is a fan of something and the evolution of pop culture is leading to increasing opportunities for fan loyalty. We create whimsical, fun and unique products that enable fans to express their affinity for their favorite “something”—whether it is a movie, TV show, video game, musician or sports team. We infuse our distinct designs and aesthetic sensibility into one of the industry’s largest portfolios of licensed content over a wide variety of product categories, including figures, plush, accessories, apparel and homewares.

We were founded in 1998 as a consumer products company focused on designing and selling nostalgic bobble head figures. In 2005, we were acquired by a small group of investors led by Brian Mariotti, who took over day-to-day operations and has served as our Chief Executive Officer since that time. Under Brian’s leadership, we have significantly broadened and deepened our relationships with content providers. As of March 31, 2017, we had active license agreements with approximately 107 different licensors covering over 1,000 properties. Over the same period, we have also diversified our products and brands. Today, we offer over 5,000 products across our product categories.

Domestically, we primarily sell our products to specialty retailers, mass-market retailers, and e-commerce sites. Internationally, we sell our products directly to similar retailers, primarily in Europe, through our subsidiary Funko UK, Ltd., which we formed in January 2017 in connection with the Underground Toys Acquisition. We also sell our products to distributors for sale to small retailers in the United States and in certain countries internationally, typically where we do not currently have a direct presence. We also sell certain of our products directly to consumers through our e-commerce business and, to a lesser extent, at specialty licensing and comic book shows, conventions and exhibitions in cities throughout the United States, including at Comic-Con events.

We have a multi-part strategy to continue to increase net sales. First, we intend to drive growth in net sales at our existing retail customers by expanding shelf space dedicated to our products, continuing to design products that resonate with pop culture fans and increasing the number of retail customers for whom we curate pop culture selections. Second, we intend to expand the number of retail doors at which our products are sold. While we believe we have significant opportunities to add new specialty and mass-market retailers, we also plan to selectively target new or underdeveloped sales channels, such as dollar, drug, grocery and convenience stores. Third, given our minimal upfront product development costs, we will continue to increase our product offerings to drive traffic to our retail customers. We continually evaluate product innovations and potential acquisition targets to complement our existing products.

We generate the majority of our net sales in the United States; however, we are also focused on growing our international business. Net sales generated from customers outside of the United States accounted for approximately 18.8% and 23.8% of our net sales for the years ended December 31, 2016 and 2015, respectively. The Underground Toys Acquisition in January 2017, and sales in Europe through our newly-formed subsidiary, Funko UK, Ltd., is part of this strategy. For additional information regarding net sales generated from each geography, please see Note 16 of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Our flexible and low-fixed cost production model enables us to go from product design of a figure to the store shelf in as few as 70 days and typically between 110 and 200 days, with a minimal upfront investment of $5,000 to $7,500 in tooling, molds and internal design costs. Because of the strength of our in-house creative team, we are able to move from product design to pre-selling a new product in as few as 24 hours. This ability, coupled with the valuable data insights we have developed over the past decade and the increasing use of repeated franchise properties by content providers, reduces potential product risk to us.

Our financial performance reflects the strong growth of our business. For the three months ended March 31, 2017, we had net sales of $99.1 million, net loss of $5.6 million and Adjusted EBITDA of $13.5 million. For the three months ended March 31, 2016, we had net sales of $75.0 million, net loss of $7.0 million and Adjusted EBITDA of $12.9 million. For the year ended December 31, 2016, we had net sales of $426.7 million, net income of $26.9 million and Adjusted EBITDA of $97.0 million. For the Successor 2015 Period and the Predecessor 2015 Period, we had net sales of $56.6 million and $217.5 million, respectively, net loss of $15.6 million and net income of $27.5 million, respectively, and Adjusted EBITDA of $13.2 million and $62.0 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income (loss), the most closely comparable GAAP financial measure, see “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data.”

Factors Affecting our Business

Growth in the Market for Pop Culture Consumer Products

Our operating results and prospects will be impacted by developments in the market for pop culture consumer products. Our business has benefitted from pop culture trends including (1) technological innovation that has facilitated content consumption and engagement, (2) creation of more quality content, (3) greater cultural prevalence and acceptance of pop culture fandom and (4) increased engagement by fans with pop culture content beyond mere consumption driven by social media and demonstrated by fan-centric experiences, such as Comic-Con International: San Diego and New York Comic Con, and the popularity of eSports. These trends have contributed to significant recent growth in the demand for pop culture products like ours in recent years; however, consumer demand for pop culture products and pop culture trends can and does shift rapidly and without warning. To the extent we are unable to offer products that appeal to consumers, our operating results will be adversely affected. This is particularly true given the concentration of our sales under certain of our brands, particularly Pop!, which represented approximately 64% and 74% of our net sales across approximately 2,600 and 1,700 different products for the three months ended March 31, 2017 and 2016, respectively, and approximately 64% and 75% of our net sales across approximately 2,700 and 1,700 different products for the years ended December 31, 2016 and 2015, respectively.

Relationships with Content Providers

We generate substantially all of our net sales from products based on intellectual property we license from others. We have strong relationships with many established content providers and seek to establish licensing relationships with newer content providers. For example, in 2016, we introduced a line of products based on the video game property “Five Nights at Freddy’s,” which accounted for sales of approximately $9.9 million, or 10%, of our net sales for the three months ended March 31, 2017, and approximately $63.1 million, or 15%, of our net sales for the year ended December 31, 2016. Our content provider relationships are highly diversified, allowing us to license a wide array of properties and reduce our exposure to any one property. For the three months ended March 31, 2017 and the year ended December 31, 2016, approximately 32% and 36% of our net sales were attributable to our top five properties, respectively.

We believe there is a trend of content providers consolidating their relationships to do more business with fewer licensees. We believe our ability to help maximize the value and extend the relevance of our content providers’ properties has allowed us to benefit from this trend. Although we have a successful track record of renewing and extending the scope of licenses, our license agreements typically have short terms (between two and three years), are not automatically renewable, and, in some cases, give the licensor the right to terminate the license agreement at will. In addition, the efforts of our senior management team have been integral to our relationships with our licensors. Inability to license newer pop culture properties, the termination or lack of renewal of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect our business.

Retail Industry Dynamics; Relationships with Retail Customers

Historically, substantially all of our net sales have been derived from our retail customers and distributors, upon which we rely to reach the consumers who are the ultimate purchasers of our products. We depend on retailers to provide adequate and attractive space for our products and point of purchase displays in their stores. In 2016, we sold our products through over 2,000 U.S. retailers, who collectively have over 25,000 total doors, and also sold our products through distributors internationally which represented 18.8% of 2016 net sales. Our top ten customers represented approximately 55% and 59% of our net sales for the three months ended March 31, 2017 and 2016, respectively, and approximately 63% and 60% of our net sales for the years ended December 31, 2016 and 2015, respectively. In recent years, traditional retailers have been affected by a shift in consumer preferences towards other channels, particularly e-commerce. We believe that this shift may have benefitted our business as retailers dedicated additional shelf space to our products and pop culture consumer products generally to drive additional traffic to their stores and improve sales in previously less productive shelf space. However, our customers make no long-term commitments to us regarding purchase volumes and can therefore freely reduce their purchases of our products. Any reduction in purchases of our products by our retail customers and distributors, or the loss of any key retailer or distributor for any reason could adversely affect our business. In addition, our future growth depends upon our ability to successfully execute our business strategy. See “Risk Factors—Risks Related to Our Business—Our success depends on our ability to execute our business strategy.”

Content Mix

The timing and mix of products we sell in any given quarter or year will depend on various factors, including the timing and popularity of new releases by third-party content providers and our ability to license properties based on these releases. We have diversified our product offerings across property categories. Net sales for the three months ended March 31, 2017 were divided between classic evergreen properties (approximately 44%), movie release properties (approximately 19%), current video game properties (approximately 15%) and current TV properties (approximately 15%). Net sales for the year ended December 31, 2016 were divided between classic evergreen properties (approximately 43%), movie release properties (approximately 24%), current video game properties (approximately 20%) and current TV properties (approximately 12%). We have visibility into the new release schedule of our content providers and our expansive license portfolio allows us to dynamically manage new product creation. This allows us to adjust the mix of products based on classic evergreen properties and new releases, depending on the media release cycle. In addition, over time, we have continued to increase our number of active properties. An active property is a property from which we generate sales of products during a given period. For the three months ended March 31, 2017 and 2016, we had sales of our products across 418 and 273 properties, respectively, and for the years ended December 31, 2016 and 2015, we had sales of our products across 396 and 285 properties, respectively.

Our results of operations may also fluctuate significantly from quarter to quarter or year to year depending on the timing and popularity of new product releases and related content releases. Sales of a certain product or group of products tied to particular content can dramatically increase our net sales in any given quarter or year. For example, our net sales for the year ended December 31, 2016 were positively impacted by the introduction of a new line of products based on the video game property “Five Nights at Freddy’s,” described above. A sequel to Five Nights at Freddy’s was released in the fall of 2016 and we continue to see strong performance from this property, for which our license expires at the end of 2018. Our net sales for the year ended December 31, 2015 were also positively impacted by the introduction of a new line of products based on the movie Star Wars Episode VII. In addition, despite our efforts to diversify the properties on which we base our products, if the performance of one or more of these properties fails to meet expectations or are delayed in their release, our operating results could be adversely affected.

Post-Offering Taxation and Expenses

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of FAH, LLC, and we will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, as well as payments under the Tax Receivable Agreement, which we expect to be significant. We intend to cause FAH, LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Distributions.”

In addition, as a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses.

Components of our Results of Operations

Net Sales

We sell a broad array of licensed pop culture consumer products across a variety of categories, including figures, plush, accessories, apparel and homewares, primarily to retail customers and distributors. We also sell our products directly to consumers through our e-commerce operations and, to a lesser extent, at specialty licensing and comic book conventions and exhibitions.

Revenue from the sale of our products is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, there are no uncertainties regarding customer acceptance, the selling price is fixed or determinable, and collectability is reasonably assured. We routinely enter into arrangements with our customers to provide for markdown co-operation advertising and other various allowances and an estimate for those allowances is recorded when revenue is recognized. Sales terms typically do not allow for a right of return except in relation to a manufacturing defect. Shipping costs billed to our customers are included in net sales, while shipping and handling costs, which include inbound freight costs and the cost to ship products to our customers, are typically included in cost of sales.

Cost of Sales

Cost of sales consists primarily of product costs, royalty expenses paid to our licensors and the cost to ship our products, including both inbound freight and outbound products to our customers. Our cost of sales exclude depreciation and amortization.

Our products are primarily produced by third-party manufacturers in China, Vietnam and Mexico. The use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs, while maximizing flexibility, capacity and capability. As part of a continuing effort to reduce manufacturing costs and ensure speed to market, we have historically kept our production concentrated with a small number of manufacturers and factories even as we have grown and diversified. In recent years, we have worked to improve the efficiency of our supply chain to improve our gross margins.

Our product costs and gross margins will be impacted from period to period based on the product mix in any given period. Our plush products tend to have a higher product cost and lower gross margins than our figures. For the three months ended March 31, 2017 and 2016, our product costs were approximately 42.0% and 48.7% of net sales, respectively. For the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period, our product costs were approximately 44.1%, 57.3% and 39.5% of net sales, respectively.

Our royalty costs and gross margins will also be impacted from period to period based on our mix of licensed products sold, as well as a variety of other factors. For the three months ended March 31, 2017 and 2016, our weighted average royalty rate across all of our license agreements was 13.6% and 15.0%, respectively. For the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period, our weighted average royalty rate across all of our license agreements was 15.2%, 16.2% and 14.6% respectively.

Our shipping costs, both inbound and outbound, will fluctuate from period to period based on customer mix due to varying shipping terms and other factors. To the extent we also continue to expand our direct-to-consumer channel through our e-commerce operations, we expect to improve our gross margins in future years.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are primarily driven by wages, commissions and benefits, warehouse, fulfillment (internal and external) and facilities costs, infrastructure and technology costs, advertising and marketing expenses of our products, including the costs to participate at specialty licensing and comic book conventions and exhibitions, as well as costs to develop promotional video and other online content created for advertising purposes. Credit card fees, insurance, legal expenses, other professional expenses and other miscellaneous operating costs are also included in selling, general and administrative expenses. Selling costs generally correlate to revenue timing and therefore experience similar moderate seasonal trends. We expect general and administrative costs to increase as our business evolves, including the costs of being a public company. However, we expect our selling, general and administrative expenses to generally grow at a slower rate than our net sales growth as we leverage our past investments.

We have invested considerably in general and administrative costs to support the growth and anticipated growth of our business and anticipate continuing to do so in the future. In addition, in connection with this offering, we expect to incur transaction costs and compensation expense as further described under “Unaudited Pro Forma Consolidated Financial Information.” Following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company as further described above under “—Factors Affecting Our Business—Post-Offering Taxation and Expenses.”

Acquisition Transaction Costs

Transaction costs related to acquisitions primarily represent costs related to the ACON Acquisition on October 30, 2015. In January 2017, we also incurred costs related to the Underground Toys Acquisition and the formation of our subsidiary Funko UK, Ltd. Acquisition transaction costs also include costs related to potential acquisition targets.

Depreciation and Amortization

Depreciation expense is recognized on a straight-line basis over the estimated useful lives of our property and equipment. Amortization relates to definite-lived intangible assets that are recognized as expensed on a straight-line basis over the estimated useful lives. Our intangible assets, which are being amortized over 20 years, are mainly comprised of trade names, customer relationships and intellectual property we acquired in the ACON Acquisition.

Interest Expense, Net

Interest expense, net includes the cost of our short-term borrowings and long-term debt, including the amortization of debt issuance costs and original issue discounts, net of any interest income earned. Interest expense increased in the three months ended March 31, 2017, primarily as a result of the incurrence of an additional $50.0 million in long-term debt under our Term Loan A Facility in September 2016 and the incurrence of $50.0 million in long-term debt under our Term Loan B Facility in January 2017. Interest expense increased significantly in the year ended December 31, 2016, primarily as the result of the incurrence of $175.0 million in long-term debt under our Term Loan A Facility (as defined below) in connection with the ACON Acquisition.

Results of Operations

On October 30, 2015, ACON, through FAH, LLC, an entity formed in contemplation of the transaction, acquired a controlling interest in FHL and its subsidiary, Funko, LLC. As a result of this acquisition, which we refer to as the ACON Acquisition, the financial information for the period after October 30, 2015 represents the consolidated financial information of the “Successor” company. Prior to and including October 30, 2015, the consolidated financial statements include the accounts of the “Predecessor” company. Financial information in the Predecessor period principally relates to FHL and its subsidiary Funko, LLC.

Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable. The new basis of accounting primarily impacted the values of our inventory, property and equipment, net and certain intangible assets, and resulted in increased cost of sales and depreciation and amortization expense. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information. However, the change in basis resulting from the ACON Acquisition did not materially impact net sales and, for this metric, we believe combining Predecessor and Successor results provides meaningful information. Accordingly, for net sales, the discussion below presents the combined results of the Predecessor and the Successor for the full year ended December 31, 2015. Such combination was performed by mathematical addition and is not a presentation made in accordance with GAAP, although we believe it provides a meaningful method of comparison for this metric. The combined net sales data is being presented for analytical purposes only. This combined data (1) may not reflect the actual results we would have achieved absent the ACON Acquisition, (2) may not be predictive of future results of operations and (3) should not be viewed as a substitute for the financial results of the Predecessor and the Successor presented in accordance with GAAP. For all other metrics, to the extent that the change in basis had a material impact on our results, we have disclosed such impact below. As the Predecessor and Successor have the same accounting policies, no conforming accounting policy adjustments were necessary.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

The following table sets forth information comparing the components of net loss for the three months ended March 31, 2017 and 2016.

	Successor		Period over Period Change
	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Dollar	Percentage
	(in thousands, except percentages)
Net sales	$99,052	$74,974	$24,078	32.1%
Cost of sales (exclusive of depreciation and amortization shown separately below)	64,061	55,489	8,572	15.4
Selling, general and administrative expenses	25,092	17,053	8,039	47.1
Acquisition transaction costs	1,801	105	1,696	1,615.2
Depreciation and amortization	6,734	5,412	1,322	24.4

Income (loss) from operations	1,364	(3,085)	4,449	144.2
Interest expense, net	6,985	3,951	3,034	76.8
Other expense, net	6	—	6	n/a

Net income (loss)	$(5,627)	$(7,036)	$1,409	20.0%

Net Sales

Net sales were $99.1 million for the three months ended March 31, 2017, an increase of 32.1%, compared to $75.0 million for the three months ended March 31, 2016. Net sales increased primarily as a result of the continued expansion of products and properties in our portfolio. For the three months ended March 31, 2017, we had an average of $0.3 million net sales per active property. This was a 14% decrease compared to our average net sales per active property for the three months ended March 31, 2016. This decline in average net sales per active property was more than offset by an increase in total active properties. For the three months ended March 31, 2017, we had sales of our products across 418 properties, up 53% compared to the 273 properties across which we had sales in the three months ended March 31, 2016.

Cost of Sales (exclusive of depreciation and amortization)

Cost of sales were $64.1 million for the three months ended March 31, 2017, an increase of 15.4%, compared to $55.5 million for the three months ended March 31, 2016. Cost of sales increased primarily as a result of the continued growth in sales, due mainly to an increase in total active properties as discussed above. Cost of sales was further impacted by the application of purchase accounting in connection with the ACON Acquisition and the Underground Toys Acquisition, which required inventory to be recorded at estimated fair value. This step-up resulted in an increase to inventory of $22.1 million and $2.6 million based on the estimated fair value as of the date of the ACON Acquisition and the Underground Toys Acquisition, respectively. As a result, during the three months ended March 31, 2017 and 2016, cost of sales was increased by $1.5 million and $5.5 million, respectively.

Gross margin (exclusive of depreciation and amortization), calculated as net sales less cost of sales as a percentage of net sales, was 35.3% for the three months ended March 31, 2017, an increase of 9.3 percentage points, compared to 26.0% for the three months ended March 31, 2016. Gross margin for the three months ended March 31, 2017 was positively impacted primarily by the absence of recording of inventory at estimated fair value in connection with the ACON Acquisition and, to a lesser extent, a decrease in the weighted average royalty rate due to property mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $25.1 million for the three months ended March 31, 2017, an increase of 47.1%, compared to $17.1 million for the three months ended March 31, 2016. The increase was primarily due to an increase in personnel costs of $4.4 million, professional fees of $2.6 million, administrative costs of $1.1 million, advertising costs of $0.7 million, facilities and rent costs of $0.7 million, sales commissions of $0.6 million and other costs of $0.2 million. These increases were partially offset by a decrease in expense related to contingent consideration of $3.7 million, which was related to the ACON Acquisition, and which was recorded in 2016. Sales commissions and advertising costs increased in line with our increase in net sales. Other increases in personnel costs, professional fees, and administrative, facilities and rent costs increased as a result of our growth, which required additional headcount and related facilities and infrastructure to support the historical and anticipated future growth of our business.

Selling, general and administrative expenses were 25.3% of net sales for the three months ended March 31, 2017, an increase of 2.6 percentage points, compared to 22.7% of net sales for the three months ended March 31, 2016. This increase was primarily due to our continued investment in headcount, facilities and infrastructure.

Acquisition Transaction Costs

Transaction costs related to acquisitions were $1.8 million for the three months ended March 31, 2017, compared to $0.1 million for the three months ended March 31, 2016. Transaction costs for the three months ended March 31, 2017 related to the Underground Toys Acquisition. Transaction costs for the three months ended March 31, 2016 related to potential acquisition targets.

Depreciation and Amortization

Depreciation and amortization expense was $6.7 million for the three months ended March 31, 2017, an increase of 24.4%, compared to $5.4 million for the three months ended March 31, 2016. The increase in depreciation and amortization primarily related to the increase in depreciation on tooling and molds as a result of the expansion of our product lines.

Interest Expense, Net

Interest expense, net was $7.0 million for the three months ended March 31, 2017, an increase of 76.8%, compared to $4.0 million for three months ended March 31, 2016. The increase in interest expense, net was primarily attributable to the incurrence of an additional $50.0 million in long-term debt under our Term Loan A Facility in September 2016 and the incurrence of $50.0 million in long-term debt under our Term Loan B Facility in January 2017.

Year Ended December 31, 2016 Compared to the Successor 2015 Period and the Predecessor 2015 Period

The following table sets forth information comparing the components of net income for the year ended December 31, 2016 and the Successor 2015 Period and the Predecessor 2015 Period.

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
	(in thousands)
Net sales	$426,717	$56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)	280,396	44,485	131,621
Selling, general and administrative expenses	77,525	13,894	37,145
Acquisition transaction costs	1,140	7,559	13,301
Depreciation and amortization	23,509	3,370	5,723

Income (loss) from operations	44,147	(12,743)	29,701
Interest expense, net	17,267	2,818	2,202

Net income (loss)	$26,880	$(15,561)	$27,499

Net Sales

Net sales were $426.7 million for the year ended December 31, 2016, an increase of 55.7%, compared to $56.6 million for the Successor 2015 Period and $217.5 million for the Predecessor 2015 Period. Net sales increased primarily as a result of the continued development of our products as well as across more properties. For the year ended December 31, 2016, we had an average of $1.1 million net sales per active property, a 12% increase compared to our average net sales per active property for the year ended December 31, 2015. For the year ended December 31, 2016, we had sales of our products across 396 properties, up 39% compared to the 285 properties across which we had sales in the year ended December 31, 2015. This increase in average net sales per active property along with the increase in total properties was a key driver of our net sales increase. This expansion across our product and property portfolio also led to an increased footprint within our retail customers, primarily as a result of increased shelf space, as well as growth in the number of our retail customers. For example, we experienced a $63.1 million increase as a result of a line of products based on the video game property “Five Nights at Freddy’s,” which was introduced in 2016.

Cost of Sales (exclusive of depreciation and amortization)

Cost of sales was $280.4 million for the year ended December 31, 2016. Cost of sales was $44.5 million for the Successor 2015 Period and $131.6 million for the Predecessor 2015 Period. Cost of sales increased primarily as a result of continued sales growth, due mainly to an increase in total active properties as discussed above. Cost of sales was further impacted by the application of purchase accounting in connection with the ACON Acquisition, which required inventory to be recorded at estimated fair value. This step up resulted in an increase to inventory of $22.1 million based on the estimated fair value as of the date of the ACON Acquisition. As a result, during the year ended December 31, 2016 and the Successor 2015 Period, cost of sales increased by $13.4 million and $8.7 million, respectively.

Gross margin (exclusive of depreciation and amortization), calculated as net sales less cost of sales as a percentage of net sales, was 34.3% for the year ended December 31, 2016. Gross margin (exclusive of depreciation and amortization) was 21.4% for the Successor 2015 Period and 39.5% for the Predecessor 2015 Period. For the year ended December 31, 2016 and the Successor 2015 Period, gross margin was negatively impacted by 3.1 percentage points and 15.4 percentage points, respectively, due to recording inventory at the estimated fair value in connection with the ACON Acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $77.5 million for the year ended December 31, 2016. Selling, general and administrative expenses were $13.9 million for the Successor 2015 Period and $37.1 million for the Predecessor 2015 Period. The increase was primarily due to the increase of personnel costs of $14.2 million, contingent consideration of $7.0 million, administrative costs of $3.0 million, advertising costs of $2.7 million, bad debt expense of $2.6 million, sales commissions of $1.6 million, and other costs of $7.4 million. These increases were partially offset by a decrease in equity-based compensation of $12.0 million. The increase in contingent consideration was a result of the ACON Acquisition and represents the adjustment to the fair value of the contingent consideration recorded in the year ended December 31, 2016. Other increases in personnel costs, professional fees and other costs were primarily due to our overall growth, which required additional headcount, facilities and infrastructure to support our historical growth and anticipated future growth of the business. Commissions and advertising costs increased in line with the increase in net sales. The decrease of equity-based compensation was primarily due to a significant amount of expense recorded in the Predecessor 2015 Period related to the ACON Acquisition.

Selling, general and administrative expenses were 18.2% of net sales for the year ended December 31, 2016. Selling, general and administrative expenses were 24.6% of net sales for the Successor 2015 Period and 17.1% of net sales for the Predecessor 2015 Period. This decrease was primarily due to our significant revenue growth in excess of the cost increases, partially offset by the impact of the ACON Acquisition and continued investment in headcount, facilities and infrastructure.

Acquisition Transaction Costs

Transaction costs related to acquisitions were $1.1 million for the year ended December 31, 2016. Transaction costs related to acquisitions were $7.6 million for the Successor 2015 Period and $13.3 million for the Predecessor 2015 Period. Transaction costs for the year ended December 31, 2016 related to the Underground Toys Acquisition and potential acquisition targets. Transaction costs in both the Successor 2015 Period and Predecessor 2015 Period related to the costs incurred in connection with the ACON Acquisition, which were comprised of change of control fees related to our license agreements, legal fees and other professional costs for due diligence and other work.

Depreciation and Amortization

Depreciation and amortization expense was $23.5 million for the year ended December 31, 2016. Depreciation and amortization expense was $3.4 million for the Successor 2015 Period and $5.7 million for the Predecessor 2015 Period. The increase in depreciation and amortization primarily related to the amortization of our intangible assets from the ACON Acquisition. During the application of the acquisition method of accounting, we recorded the fair value of certain intangible assets. The impact of such adjustments increased depreciation and amortization expense for the year ended December 31, 2016 and the Successor 2015 Period by $12.9 million and $3.6 million, respectively.

Interest Expense, Net

Interest expense, net was $17.3 million for the year ended December 31, 2016. Interest expense, net was $2.8 million for the Successor 2015 Period and $2.2 million for the Predecessor 2015 Period. The increase in interest expense, net was primarily attributable to $175.0 million in long-term debt incurred under our Term Loan A Facility in connection with the ACON Acquisition, along with a $50.0 million increase in Term Loan A Facility borrowings in September 2016.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the nine quarters in the period ended March 31, 2017. The information for each of these quarters has been prepared on the same basis as FAH, LLC’s audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with FAH, LLC’s audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of FAH, LLC’s operating results for a full year or any future period.

	Three Months Ended (unless otherwise noted)
	Successor						Predecessor
	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Oct. 31, 2015 through Dec. 31, 2015	Oct. 1, 2015 through Oct. 30, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
	(unaudited)
	(in thousands)
Net sales	$99,052	$132,412	$118,044	$101,287	$74,974	$56,565	$35,691	$84,745	$57,547	$39,508
Cost of sales (exclusive of depreciation and amortization)	64,061	82,813	71,784	70,310	55,489	44,485	23,411	49,971	34,873	23,366
Selling, general, and administrative expenses	25,092	21,744	18,695	20,034	17,053	13,894	14,130	10,060	7,326	5,629
Net income (loss)	(5,627)	15,754	17,153	1,009	(7,036)	(15,561)	(16,711)	22,377	13,311	8,522
Adjusted EBITDA (1)	13,493	30,360	30,956	22,757	12,886	13,170	8,605	26,020	16,242	11,129

(1)	The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income. Please see footnote 1 to “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data” for our definition of Adjusted EBITDA and why we consider it useful.

	Three Months Ended (unless otherwise noted)
	Successor						Predecessor
	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Oct. 31, 2015 through Dec. 31, 2015	Oct. 1, 2015 through Oct. 30, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
	(in thousands)
Net income (loss)	$(5,627)	$15,754	$17,153	$1,009	$(7,036)	$(15,561)	$(16,711)	$22,377	$13,311	$8,522
Interest expense, net	6,985	5,182	4,206	3,928	3,951	2,818	1,961	693	684	610
Depreciation and amortization	6,734	6,266	6,069	5,762	5,412	3,370	216	1,511	1,249	1,002

EBITDA	$8,092	$27,202	$27,428	$10,698	$2,327	$(9,373)	$(14,534)	$24,581	$15,244	$10,134
Adjustments:
Monitoring fees(a)	480	374	374	439	310	272	531	1,305	894	617
Equity-based compensation(b)	772	618	583	583	583	4,484	9,925	—	—	—
Earnout fair market value adjustment(c)	8	503	1,427	2,954	3,676	1,540	—	—	—	—
Inventory step-up(d)	1,501	—	—	7,933	5,502	8,688	—	—	—	—
Acquisition transaction costs and other expenses(e)	2,634	1,663	1,144	150	488	7,559	12,683	134	104	378
Foreign currency transaction (gain) loss(f)	6	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	$13,493	$30,360	$30,956	$22,757	$12,886	$13,170	$8,605	$26,020	$16,242	$11,129

(a)	Represents monitoring fees paid pursuant to a management services agreement with Fundamental Capital, LLC, which was terminated in 2015 in connection with the ACON Acquisition, and a management services agreement with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.
(b)	Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.
(c)	Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.
(d)	Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.
(e)	Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition and other acquisitions.
(f)	Represents both unrealized and realized foreign currency (gains) losses on transactions in currencies other than in U.S. dollars.

Seasonality

While our customers in the retail industry typically operate in highly seasonal businesses, we have historically experienced only moderate seasonality in our business. For the years ended December 31, 2016 and December 31, 2015, approximately 58.7% and 64.6%, respectively, of our net sales were made in the third and fourth quarters, primarily in the period from August through November, as our customers build up their inventories in anticipation of the holiday season. Generally, the first quarter of the year is the lowest shipment and sales in our business and in the retail and toy industries generally and therefore it is also the least profitable quarter due to the various fixed costs of the business. However, the rapid growth we have experienced in recent years may have masked the full effects of seasonal factors on our business to date, and as such, seasonality may have a greater effect on our results of operations in future periods. See “Risk Factors—Risks Related to our Business—Our operating results may fluctuate from quarter to quarter and year to year due to the seasonality of our business, as well as due to the timing of new product releases.”

Liquidity and Capital Resources

As of March 31, 2017, we had $3.9 million of cash and cash equivalents and $4.9 million of working capital, which is calculated as current assets minus current liabilities, compared with $6.2 million of cash and cash equivalents and $54.9 million of working capital as of December 31, 2016. Working capital is impacted by the seasonal trends of our business and the timing of new product releases. See “—Seasonality.”

Sources of Funds

Our primary requirements for liquidity and capital are working capital, inventory management, capital expenditures, debt service and general corporate needs. Historically, these cash requirements have been met through cash provided by operating activities, cash and cash equivalents and borrowings under our Senior Secured Credit Facilities. For a description of our Senior Secured Credit Facilities, see “—Senior Secured Credit Facilities.” Additionally, in the Successor 2015 Period, we also received contributions from members of FAH, LLC as further described below under “—Historical Cash Flows”; however, after the consummation of this offering, we do not anticipate receiving any additional contributions from members of FAH, LLC.

Uses of Funds

Additional future liquidity needs may include public company costs, the redemption right held by the Continuing Equity Owners that they may exercise from time to time (should we elect to exchange such common units for a cash payment), payments under the Tax Receivable Agreement and state and federal taxes to the extent not sheltered as a result of the Tax Receivable Agreement. The Continuing Equity Owners may exercise their redemption right for as long as their common units remain outstanding. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make to the Continuing Equity Owners will be significant. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to FAH, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. For a discussion of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Unaudited Pro Forma Financial Information.” For a discussion of the Continuing Equity Owners’ redemption right, see “Certain Relationships and Related Party Transactions—FAH LLC Agreement.”

Notwithstanding our obligations under the Tax Receivable Agreement, we believe that our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy, our planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we cannot assure you that our cash provided by operating activities, cash and cash equivalents or cash available under our Senior Secured Credit Facilities will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, and if availability under our Senior Secured Credit Facilities is not sufficient, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to our Business—We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.”

Historical Cash Flows

The following table shows summary cash flows information for the three months ended March 31, 2017 and 2016, the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period:

	Successor				Predecessor
	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
	(in thousands)
Net cash provided by operating activities	$27,080	$9,808	$49,468	$14,110	$8,538
Net cash used in investing activities	(21,321)	(3,584)	(22,105)	(244,421)	(10,043)
Net cash (used in) provided by financing activities	(8,060)	(5,453)	(45,613)	244,456	11,390
Effect of exchange rates on cash and cash equivalents	(8)	—	—	—	—
Net (decrease) increase in cash and cash equivalents	(2,309)	771	(18,250)	14,145	9,885

Operating Activities.    Our net cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization, equity-based compensation and fair value adjustments to contingent consideration, as well as the effect of changes in working capital and other activities.

For the three months ended March 31, 2017, net cash provided by operating activities was $27.1 million and was comprised of net loss of $5.6 million, increased by $8.7 million related to non-cash adjustments, primarily related to depreciation and amortization, accretion of long-term debt discount and equity-based compensation. Changes in working capital increased cash provided by operating activities by $24.0 million. The increase in working capital favorably impacted net cash through decreases in accounts receivable of $18.0 million and inventory of $6.4 million, and further favorably impacted net cash through increases in accrued expenses and other liabilities of $10.1 million, partially offset by decreases in accrued royalties of $9.0 million and accounts payable of $4.4 million.

For the three months ended March 31, 2016, net cash provided by operating activities was $9.8 million and was comprised of net loss of $7.0 million, increased by $10.0 million related to non-cash adjustments, primarily related to depreciation and amortization, contingent consideration and equity-based compensation. Changes in working capital increased cash provided by operating activities by $6.9 million. The increase in working capital favorably impacted net cash through a decrease in inventory of $13.2 million, partially offset by decreases in accrued royalties and prepaid expenses and other assets of $3.7 million and $3.6 million, respectively.

For the year ended December 31, 2016, net cash provided by operating activities was $49.5 million and was comprised of net income of $26.9 million, increased by $32.8 million related to non-cash adjustments, primarily related to depreciation and amortization, contingent consideration and equity-based compensation. Other operating changes in working capital decreased cash provided by operating activities by $10.2 million. The decrease in working capital unfavorably impacted net cash through increases in accounts receivable of $33.6 million and in prepaid expenses and other assets of $8.5 million, partially offset by decreases in accounts payable and accrued royalties of $14.7 million and $7.7 million, respectively.

For the Successor 2015 Period, net cash provided by operating activities was $14.1 million and was comprised of a net loss of $15.6 million, increased by $9.8 million related to non-cash adjustments, primarily related to depreciation and amortization, contingent consideration and equity-based compensation. Changes in working capital increased cash provided by operating activities by $19.9 million. The increase in working capital favorably impacted net cash through a decrease in inventory of $10.2 million and a decrease in accounts receivable of $6.1 million, and further favorably impacted net cash through an increase in accrued royalties of $8.0 million, partially offset by a $1.9 million increase in accounts payable and a $2.6 million increase in other accrued expenses.

For the Predecessor 2015 Period, net cash provided by operating activities was $8.5 million and was comprised of net income of $27.5 million, increased by $16.4 million related to non-cash adjustments, primarily depreciation and amortization and equity-based compensation. Changes in working capital decreased cash provided by operating activities by $35.3 million. The decrease in working capital unfavorably impacted net cash through an increase in accounts receivable of $36.1 million, an increase in inventory of $18.0 million, and an increase in prepaid expenses and other assets of $6.0 million, partially offset by increases in accounts payable of $16.7 million and other accrued expenses of $8.1 million.

Investing Activities.    Our net cash used in investing activities primarily consists of acquisitions, net of cash and cash equivalents, and purchase of property and equipment.

For the three months ended March 31, 2017, net cash used in investing activities was $21.3 million and was primarily comprised of initial cash consideration of $12.6 million for the Underground Toys Acquisition, $4.8 million for the purchase of property and equipment related to tooling and molds for the expansion of product lines and $3.9 million for leasehold improvements related to the buildout of our new headquarters.

For the three months ended March 31, 2016, net cash used in investing activities was $3.6 million and was for the purchase of property and equipment related to tooling and molds for the expansion of product lines.

For the year ended December 31, 2016, net cash used in investing activities was $22.1 million and was primarily comprised of the purchase of property and equipment related to tooling and molds as a result of our expansion of product lines and, to a lesser extent, from leasehold improvements to our existing and new headquarters.

For the Successor 2015 Period, net cash used in investing activities was $244.4 million, which was primarily related to the ACON Acquisition.

For the Predecessor 2015 Period, net cash used in investing activities was $10.0 million and was primarily comprised of $9.0 million for the purchase of property and equipment related to tooling and molds as a result of our expansion of product lines.

Financing Activities.    Our financing activities primarily consist of proceeds from the issuance of long-term debt, the repayment of long-term debt, payments and borrowing under our line of credit facility, debt issuance costs and contributions from, and distributions to, members and the payment of contingent consideration. After the consummation of this offering, we do not anticipate any financing activity related to contributions from members.

For the three months March 31, 2017, net cash used in financing activities was $8.1 million, primarily related to $72.8 million of distributions to the members of FAH, LLC and $4.2 million of payments on long-term debt, partially offset by an increase of $47.1 million of net cash proceeds of Term Loan B Facility borrowings and a net increase of $21.7 million of Revolving Credit Facility borrowings.

For the three months March 31, 2016, net cash used in financing activities was $5.5 million, primarily related to $3.8 million of distributions to certain members of FAH, LLC and principal payments of $1.7 million on our Term Loan A Facility borrowings.

For the year ended December 31, 2016, net cash used in financing activities was $45.6 million, primarily related to $70.4 million of distributions to the members of FAH, LLC, $36.9 million of cash used for contingent consideration payments related to the ACON Acquisition, partially offset by a net increase of $40.0 million of net cash proceeds from Term Loan A Facility borrowings, a net increase of $6.7 million of Revolving Credit Facility borrowings and a $15.0 million contribution from certain members of FAH, LLC.

For the Successor 2015 Period, net cash provided by financing activities was $244.5 million, primarily from $125.6 million of contributions from members, and $149.7 million of net cash from proceeds from Term Loan A Facility borrowings, partially offset by a net decrease in borrowings under our Revolving Credit Facility and other debt issuance costs and related party note repayments. After the consummation of this offering, we do not anticipate any additional contributions from members of FAH, LLC.

For the Predecessor 2015 Period net cash provided by financing activities was $11.4 million, primarily from $20.9 million of cash proceeds from net borrowing under or then existing revolving credit facility and $3.2 million of cash proceeds from the exercise of equity based options, partially offset by distributions to members of $12.2 million.

Description of Senior Secured Credit Facilities

On October 30, 2015, in connection with the ACON Acquisition, FAH, LLC, FHL and Funko, LLC, which we refer to collectively as the Borrowers, entered into a credit agreement with PNC Bank, National Association, as administrative agent, Cerebus Business Finance, LLC, as collateral agent, and the other lenders party to the credit agreement, which provided for a $175.0 million term loan facility, which we refer to as the Term Loan A Facility, and a $50.0 million asset-based revolving credit facility (including a $3.0 million letter of credit sublimit), which we refer to as the Revolving Credit Facility and, together with the Term Loan A Facility and the Term Loan B Facility (as defined below), the Senior Secured Credit Facilities. Proceeds from the Term Loan A Facility were used to finance a portion of the purchase price for the ACON Acquisition, refinance outstanding indebtedness, pay related fees and expenses and fund working capital and other general corporate purposes of the Borrowers.

On September 8, 2016, we entered into an amendment to the credit agreement to, among other things, increase borrowings under the Term Loan A Facility by $50.0 million, permit FAH, LLC to make distributions to its direct and indirect investors with proceeds from the additional borrowings, change the interest rate applicable to borrowings under the Revolving Credit Facility. Proceeds from the additional Term Loan A Facility borrowings were used to fund a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management.

On January 17, 2017, we entered into an additional amendment to the credit agreement to, among other things, provide for an additional $50.0 million term loan facility, which we refer to as the Term Loan B Facility, increase commitments under the Revolving Credit Facility to $80.0 million, and permit FAH, LLC to make a distribution to its direct and indirect investors with proceeds from the Term Loan B Facility. Proceeds from the Term Loan B Facility were used to fund a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain of our executive officers and other employees. In connection with this amendment, we issued warrants to the lenders to purchase an aggregate of 1,774 Class A units and 94 common units of FAH, LLC.

Borrowings under the Term Loan A Facility accrue interest at an annual rate equal to, at our option, either (1) the Reference Rate plus a margin of 6.25%, or (2) the LIBOR Rate plus a margin of 7.25%. The “Reference Rate” is defined as the greatest of (1) a commercial lending rate publicly announced by the reference bank, (2) the federal funds open rate plus 0.50% per year, and (3) the one-month LIBOR published in the Wall Street Journal plus 1.00% per year, subject to a 3.00% floor. The “LIBOR Rate” is defined as the applicable London Interbank Offered Rate for U.S. dollar deposits, subject to a 1.00% floor, divided by 1.00 minus the maximum effective reserve percentage for Eurocurrency funding.

Borrowings under the Term Loan B Facility accrue interest at an annual rate equal to, at our option, either (1) the Reference Rate plus a margin of 9.00% per year, or (2) the LIBOR Rate plus a margin of 10.00% per year.

The Term Loan A Facility is payable in quarterly installments of $2.15 million per quarter. The Term Loan B Facility is payable in monthly installments of $1.0 million per month; provided that we may forego any installment payment due with respect to the Term Loan B Facility on or prior to December 31, 2017 by providing notice to the administrative agent and paying an installment waiver fee of $110,000 on or prior to the date such installment payment would have been due. The remaining unpaid balance on the Term Loan Facilities, together with all accrued and unpaid interest, is due and payable on the earlier of October 30, 2021 and the date all commitments under the Revolving Credit Facility are terminated. As of March 31, 2017, we had $209.2 million principal amount outstanding under the Term Loan A Facility (net of unamortized discount of $6.0 million) and $41.2 million principal amount outstanding under the Term Loan B Facility (net of unamortized discount of $6.8 million).

Borrowings under the Revolving Credit Facility accrue interest at a rate equal to the one-month LIBOR published in The Wall Street Journal plus a margin of 2.50% per year. Under the terms of the Revolving Credit Facility, we can borrow up to an amount equal to the lesser of (1) the Borrowing Base, as defined in the credit agreement, and (2) $80.0 million. The amount available for borrowing under the Revolving Credit Facility may also be reduced by certain reserve amounts that may be established by the administrative agent from time to time. We are required to pay an unused line fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate of 0.375% per year. The outstanding principal amount of borrowings under the Revolving Credit Facility becomes due and payable on October 30, 2021. As of March 31, 2017, we had $28.5 million outstanding under the Revolving Credit Facility, no letters of credit outstanding and $32.0 million remaining available for borrowing.

The Senior Secured Credit Facilities also provide for an excess cash flow payment following the end of each fiscal year, such that the Borrowers are required to prepay the outstanding principal amount of all loans under the Senior Secured Credit Facilities in an aggregate amount equal to 60% of excess cash flow for such fiscal year if the senior leverage ratio is greater than or equal to 2.75:1.00, which percentage is reduced to 35% if the senior leverage ratio is less than 2.75:1.00 but greater than or equal to 2.00:1.00, and to 0.0% if the senior leverage ratio is less than 2.00:1.00. After such time as we have voluntarily prepaid at least $10.0 million in term loans (excluding any excess cash flow prepayments), the excess cash flow prepayment percentages will be reduced to 50.0% (for a senior leverage ratio of greater than or equal to 2.75:1.00), 25.0% (for a senior leverage ratio of less than 2.75:1.00 but greater than or equal to 2.00:1.00), and 0.0% (for a senior leverage ratio of less than 2.00:1.00). In addition, after such time as we have voluntarily prepaid at least $10.0 million in term loans (excluding any excess cash flow prepayments), the amount of any required excess cash flow prepayment may be reduced by the aggregate principal amount of all additional voluntary term loan prepayments made during such fiscal year. We did not make any excess cash flow prepayments for the year ended December 31, 2016.

The Senior Secured Credit Facilities are collateralized by substantially all of the assets of, and the equity interests held by, each Loan Party, subject to certain exceptions. The Senior Secured Credit Facilities also contain financial covenants and certain restrictive covenants, including restrictions on dividend payments and other distributions, with which the Borrowers (and any subsidiary guarantors that may become party to the credit agreement in the future) must comply during the term of the credit agreement. The credit agreement provides for customary conditions to borrowing, covenants and events of defaults. As of March 31, 2017, the Borrowers were in compliance with all covenants under the Senior Secured Credit Facilities.

For more information on our Senior Secured Credit Facilities, see “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Long-term debt and related interest(1)	$26,513	$25,794	$25,074	$24,399	$195,568	$—	$297,348
Operating leases	4,760	4,839	4,445	4,642	4,007	14,943	37,636
Minimum royalty obligations(2)	7,690	12,384	200	—	—	—	20,274
Revolving Credit Facility(3)	6,729	—	—	—	—	—	6,729

Total	$45,692	$43,017	$29,719	$29,041	$199,575	$14,943	$361,987

(1)	We estimated interest payments through the maturity of our Senior Secured Credit Facilities by applying the interest rate of 8.25% in effect as of December 31, 2016 under our Term Loan A Facility. See Note 10 of our audited consolidated financial statements included elsewhere in this prospectus for additional information.
(2)	Represents minimum guaranteed royalty payments under licensing agreements.
(3)	Represents the amount owed as of December 31, 2016 under our Revolving Credit Facility.

Subsequent to December 31, 2016, on January 17, 2017, we amended the credit agreement governing our Senior Secured Credit Facilities to, among other things, provide for an additional $50.0 million Term Loan B Facility and increase commitments under the Revolving Credit Facility to $80.0 million.

Off-Balance Sheet Arrangements

As of March 31, 2017, we did not have any off-balance sheet arrangements, except for those disclosed in the contractual obligation table which were entered into in the normal course of business.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board, or the FASB, issued an Accounting Standards Update, or an ASU, to simplify the test for goodwill impairment and removes step 2 from the goodwill impairment test. Early adoption is permitted, but will be effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. We are currently evaluating the impact of this standard on our consolidated financial statements.

In January 2017, the FASB issued guidance that clarified the definition of a business to assist with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses and refines the definition of the term output. Early adoption is permitted but the guidance will be effective for annual periods beginning after December 15, 2017. The guidance is not expected to have an impact on our consolidated financial statements.

In February 2016, the FASB issued guidance related to lease accounting to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize all leases with a term of more than 12 months as lease assets and lease liabilities. A modified retrospective transition approach is required for leases existing at, or entered into after, the earliest period presented. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are evaluating the impact the adoption of this standard will have on our consolidated financial statements.

In May 2014, the FASB issued a comprehensive new revenue recognition standard. The new standard allows for a full retrospective approach to transition or a modified retrospective approach. This guidance is effective for fiscal years beginning after December 15, 2017, with some limited early adoption permitted. We are currently evaluating the method of adoption we plan to use and the effect the standard is expected to have on our consolidated financial statements.

Recently Adopted Accounting Standards

In March 2016, the FASB issued an ASU which simplifies various aspects of the accounting for share-based payments. The guidance requires companies to recognize excess tax benefits and deficiencies for share-based payments in the statement of operations when the awards vest or are settled and reflected in operating cash flows rather than recorded in equity and reported in financing cash flows. The guidance allows for the employer to withhold up to the maximum statutory tax rates in the applicable jurisdictions without triggering liability accounting. The guidance also allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. We adopted the new standard effective January 1, 2017. The adoption of this standard did not have a material impact on our condensed consolidated financial statements.

In July 2015, the FASB issued guidance simplifying the measurement of inventory. This standard requires entities that use inventory methods other than the last-in, first-out, or LIFO, or retail inventory method to measure inventory at the lower of cost or net realizable value. We adopted the new standard effective January 1, 2017 and have elected to account for forfeitures as they occur. The adoption of this standard did not have a material impact on our condensed consolidated financial statements.

In April 2015, the FASB issued guidance about a customer’s accounting for fees paid in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. We adopted this guidance on a prospective basis for the year ended December 31, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued new guidance which required the reclassification of debt issuance costs as a deduction from Long-term debt on the consolidated balance sheets. We adopted this guidance for the year ended December 31, 2015, with full retrospective application, as required. The adoption only affects the presentation of our consolidated balance sheet.

In August 2014, the FASB issued new guidance which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year and to provide certain footnote disclosures if there is substantial doubt about an entity’s ability to continue as a going concern. We adopted this standard for the year ended December 31, 2016.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Revenue Recognition and Sales Allowance

Revenue from the sale of our products is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there are no uncertainties regarding customer acceptance; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. The majority of revenue is recognized upon shipment of products to the customer.

We routinely enter into arrangements with our customers to provide sales incentives, and provide allowances for returns and defective merchandise. Such programs are based primarily on customer purchases and specified factors relating to sales to consumers. While the majority of sales adjustments are readily determinable at period end and do not require estimates, certain sales adjustments require us to make estimates. In making these estimates, we consider all available information, including the overall business environment, historical trends and information from customers. Sales incentives and allowances for returns and defective merchandise are recorded as sales adjustments and reduce revenue in the period the related revenue is recognized.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue on our consolidated balance sheets. Deferred revenue is classified as a current liability based on the expectation of recognition within 12 months following the date of each balance sheet. Sales terms do not allow for a right of return except in relation to a manufacturing defect.

Sales taxes collected on behalf of governmental authorities are recorded on a net basis and excluded from revenue.

Royalties

We enter into agreements for rights to licensed trademarks and characters for use in our products. These licensing agreements require the payment of royalty fees to the licensor based on a percentage of revenue. Many licensing agreements also require minimum royalty commitments. When royalty fees are paid in advance, we record these payments as a prepaid asset, either current or long-term based on when we expect to receive revenues under the related licensing agreement. If we determine that it is probable that the expected returns will not be realized, a reserve is recorded against the prepaid asset for the non-recoverable portion. As of March 31, 2017, we recorded a prepaid asset of $5.7 million, net of a reserve of $0.8 million. As of December 31, 2016, we recorded a prepaid asset of $6.9 million, net of a reserve of $0.6 million.

We record royalty liability as revenues are earned based on the terms of the licensing agreement. In situations where a minimum commitment is not expected to be met based on expected revenues, we will accrue up to the minimum amount when it is reasonably certain that revenues generated will not meet the minimum commitment. Royalty and license expense is recorded as cost of sales on the consolidated statements of operations. Royalty expenses for the three months ended March 31, 2017 and 2016 were $13.5 million and $11.3 million, respectively. Royalty expenses for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period were $64.7 million, $9.2 million and $31.6 million, respectively.

Inventory

Inventory consists primarily of figures, plush and accessories and other finished goods, and is accounted for using the first-in, first-out, or FIFO, method. We maintain reserves for excess and obsolete inventories to reflect the inventory balance at the lower of cost or market value. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to customers, or liquidation, and expected recoverable value of each disposition category. We estimate obsolescence based on assumptions regarding future demand. Inventory costs include direct product costs and freight costs. As a result of the ACON Acquisition, inventory was adjusted to fair value as of October 31, 2015. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. We evaluate goodwill for impairment annually on October 1 of each year and upon the occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that the fair value of the net assets is below their carrying amounts.

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date. Intangible assets acquired include intellectual property (product design), customer relationships, and trade names. These are definite-lived assets and are amortized on a straight-line basis over their useful lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

Equity-Based Compensation

We measure and recognize expense for our equity-based compensation granted to employees and directors based on the fair value of the awards on the grant date. The fair value of option awards is estimated at the grant date using the Black-Scholes option pricing model that requires management to apply judgment and make estimates, including:

•	Volatility—this is estimated based on historical volatilities of a representative group of publicly traded consumer product companies with similar characteristics

•	Risk-free interest rate—this is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the award

•	Expected term—the expected term is calculated based on management’s estimate of the average time to a liquidity event

•	Dividend yield—we do not plan to pay dividends in the foreseeable future

Equity-based compensation expense is recognized on a straight-line basis over the vesting period of the award. We estimate that forfeitures will be immaterial, based on there being no historical forfeitures and based on employee turnover and expectations of future exercise behavior.

Income Taxes

We are a limited liability company and are treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a result, we are not liable for U.S. federal or state and local income taxes in most jurisdictions in which we operate, and the income, expenses, gains and losses are reported on the returns of our members. We are subject to state and local income tax in certain jurisdictions in which we are not treated like a partnership, where we pay an immaterial amount of taxes.

After the consummation of this offering, pursuant to the FAH LLC Agreement, FAH, LLC will generally make pro rata tax distributions to its members in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of FAH, LLC that is allocated to them. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of FAH, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which will be significant. We intend to cause FAH, LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions.”

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will adopt new or revised accounting standards upon or prior to required public company adoption dates. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures of Market Risk

We are exposed to market risk from changes in interest rates, foreign currency and inflation. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. The following analysis provides quantitative information regarding these risks.

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our Senior Secured Credit Facilities, which carry variable interest rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Our Senior Secured Credit Facilities include Term Loan Facilities (consisting of a Term Loan A Facility and a Term Loan B Facility) and a Revolving Credit Facility with advances tied to a borrowing base and which bear interest at a variable rates. Because our Senior Secured Credit Facilities bear interest at variable rates, we are exposed to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of March 31, 2017, we had $278.9 million of variable rate debt outstanding under our Senior Secured Credit Facilities, consisting of $209.2 million outstanding under the Term Loan A Facility (net of unamortized discount of $6.0 million), $41.2 million of variable rate debt outstanding under the Term Loan B Facility (net of unamortized discount of $6.8 million) and $28.5 million in outstanding variable rate borrowings under our Revolving Credit Facility. Based on March 31, 2017 debt levels, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest expense of approximately $0.6 million over the next 12 months. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Foreign Currency Risk

Prior to December 31, 2016, all of our product sales, inventory purchases, and operating expenses were denominated in U.S. dollars. We therefore did not have any foreign currency risk associated with these activities. In January 2017, we acquired certain assets of Underground Toys Limited and now sell directly to certain of our customers in Europe, the Middle East and Africa through our newly formed subsidiary, Funko UK, Ltd. The functional currency of all of our entities is the U.S. dollar, other than Funko UK, Ltd., which is the British pound. While currently our inventory purchases for Funko UK, Ltd. are in U.S. dollars, their product sales will primarily be in British pounds and euros. Additionally, Funko UK, Ltd. incurs a portion of its operating expenses in British pounds. Therefore, our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates, principally the pound and euro. However, we believe that the exposure to foreign currency fluctuation from product sales and operating expenses is immaterial at this time as the related product sales and costs do not constitute a significant portion of our total net sales and expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Funko: At the Nexus of Pop Culture

We are a leading pop culture consumer products company. Our business is built on the principle that almost everyone is a fan of something and the evolution of pop culture is leading to increasing opportunities for fan loyalty. We create whimsical, fun and unique products that enable fans to express their affinity for their favorite “something”—whether it is a movie, TV show, video game, musician or sports team. We infuse our distinct designs and aesthetic sensibility into one of the industry’s largest portfolios of licensed content over a wide variety of product categories, including figures, plush, accessories, apparel and homewares. With our unique style, expertise in pop culture, broad product distribution and highly accessible price points, we have developed a passionate following for our products that has underpinned our growth. We believe we sit at the nexus of pop culture—content providers value us for our broad network of retail customers, retailers value us for our broad portfolio of licensed pop culture products and pop culture insights, and consumers value us for our distinct, stylized products and the content they represent. We believe our innovative product design and market positioning have disrupted the licensed product markets and helped to define today’s pop culture products category.

Pop culture pervades modern life and almost everyone is a fan of something. In the past, pop culture fandom was often associated with stereotypical images of fans from narrow demographics, such as Star Trek fans attending conventions to speak Klingon to each other or friends getting together to play Dungeons & Dragons. Today, more quality content is available and technology innovation has made content accessible anytime, anywhere. As a result, the breadth and depth of pop culture fandom resembles, and in many cases exceeds, the type of fandom previously associated only with sports. Everyday interactions at home, work or with friends are increasingly influenced by pop culture.

You may have experienced pop culture through:

•	gathering with friends at the office to talk about the latest episode of Game of Thrones…or hiding from them because you haven’t watched it yet;

•	waiting in line for the midnight showing of the latest Star Wars movie release;

•	binge watching an entire season of Stranger Things on Netflix with your family;

•	experiencing Coachella via social media;

•	watching Bugs Bunny with your children on Saturday morning;

•	debating with your friends whether the Hunger Games books or movies are better;

•	attending a Frozen-themed birthday party; or

•	wearing your favorite quarterback’s jersey.

We have invested strategically in our relationships with key constituents in pop culture. Content providers value us for our broad network of retail customers and retailers value us for our broad portfolio of licensed pop culture products, pop culture insights and ability to drive consumer traffic. Consumers, who value us for our distinct, stylized products, remain at the center of everything we do.

•	Content Providers: We have strong licensing relationships with many established content providers, such as Disney, HBO, LucasFilm, Marvel, the National Football League and Warner Brothers. We strive to license every pop culture property that we believe is relevant to consumers. We currently have licensed over 1,000 properties, which we believe represents one of the largest portfolios in our industry, and for which we can create multiple products based on each character within those properties. Content providers trust us to create unique, stylized extensions of their intellectual property that extend the relevance of their content with consumers through ongoing engagement, helping to maximize the lifetime value of their content. We believe we have benefited from a trend of content providers consolidating their relationships to do more business with fewer licensees. Our track record of obtaining licenses from content providers, together with our proven ability to renew and extend the scope of our licenses, demonstrates the trust content providers place in us.

•

Retail Channels:    We sell our products through a diverse network of retail customers across multiple retail channels, including specialty retailers, mass-market retailers and e-commerce sites. We can provide our retail customers a customized product mix designed to appeal to their particular customer bases. Our current retail customers include Amazon, Barnes & Noble, Entertainment Earth, GameStop, Hot Topic, Target and Walmart in the United States, and Smyths Toys and Tesco internationally. In 2016, we sold our products through over 2,000 U.S. retailers, who collectively have over 25,000 total doors, and through distributors internationally, which represented 18.8% of 2016 net sales. Retailers recognize the opportunity presented by the demand for pop culture products and are continuing to dedicate additional shelf space to our products and the pop culture category. For example, based on public filings, GameStop, a specialty video game retailer, generated $494 million in 2016 net sales from its collectibles business, an increase of 60% compared to 2015. Additionally, some of our retail customers, such as Target and Walmart, view us as pop culture experts, and we help them manage their pop culture category. We believe we drive meaningful traffic to our retail customers’ stores because our products have their own built-in fan base, are refreshed regularly creating a “treasure hunt” shopping experience for consumers, and are often supplemented with exclusive, limited-time products that are highlighted on social media. We believe these merchandising strategies create a sense of urgency with consumers that encourages repeat visits to our retail customers.

•	Consumers: Fans are increasingly looking for ways to express their affinity for and engage with their favorite pop culture content. Over time, many of our consumers evolve from occasional buyers to more frequent purchasers, whom we categorize as enthusiasts or collectors. We create products to appeal to a broad array of fans across consumer demographic groups—men, women, boys and girls—not a single, narrow demographic. We currently offer over 5,000 products across our product categories. Our products are generally priced under $10, which allows our diverse consumer base to express their fandom frequently and impulsively. We continue to introduce innovative products designed to facilitate fan engagement at different price points and styles. In addition, our fans routinely express their passion for our products and brands through social media and live pop culture events, such as Comic-Con or Star Wars Celebration.

We have developed a nimble and low-fixed cost production model. The strength of our in-house creative team and relationships with content providers, retailers and third-party manufacturers allows us to move from product concept to pre-selling a new product in as few as 24 hours. We typically have a new figure on the store shelf between 110 and 200 days and can have it on the shelf in as few as 70 days. As a result, we can dynamically manage our business to balance current content releases and pop culture trends with content based on classic evergreen properties, such as Mickey Mouse or classic Batman. This has allowed us to deliver significant growth while lessening our dependence on individual content releases.

Our financial performance reflects the strong growth of our business. From 2014 to 2016, we expanded our net sales, net income and Adjusted EBITDA at a 100%, a 17% and an 86% compound annual growth rate, or CAGR, respectively. We achieved this growth without reliance on a singular “hit” property as no single property accounted for more than 15% of annual net sales during that period. We believe our strong growth and profitability reflect our pop culture consumer products leadership.

The following table sets forth net income (loss) and Adjusted EBITDA as a percentage of net sales.

	Years Ended December 31,
	2014	Predecessor 2015	Successor 2015	2016
Net income (loss)	18%	13%	(28)%	6%
Adjusted EBITDA	26%	29%	23%	23%

Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial performance measure, see “Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data.”

Our History

We were founded in 1998 as a consumer products company focused on designing and selling nostalgic bobble head figures. In 2005, we were acquired by a small group of investors led by Brian Mariotti, who took over day-to-day operations and has served as our Chief Executive Officer since that time. A long-time fan of pop culture, Brian had a vision of growing our company into a comprehensive purveyor for pop culture consumer products. Brian recognized the value in building a diverse portfolio of licenses and we began assembling a library of licenses, including licenses with Disney and LucasFilm. From there, we continued to build our license catalog, while continuing to develop and refine our stylized designs and expand our sales channels. In 2010, the Pop! brand debuted and, that same year, our products were first sold by Barnes & Noble and Hot Topic.

In May 2013, Fundamental Capital, LLC acquired a controlling interest in us, and we began to invest in and strengthen our creative and management teams. In October 2015, ACON acquired a controlling interest in us, and under their guidance we have continued to scale and grow our company, all the while keeping our mission and corporate culture firmly focused on what our business was built on—pop culture. As the industry has grown and evolved, fueled by the evolution of content and technological innovation, we have continually strived to stay at the forefront of its expansion and plan to continue to grow our business with it.

The Pop Culture Industry: The Forces at Work

Pop culture encompasses virtually everything that someone can be a fan of—movies, TV shows, video games, music and sports. The global licensed pop culture product industry in which we compete sits within the global licensed entertainment and character products market, which had $113 billion in total sales in 2016. We believe that many retailers have seen traffic decline across traditional consumer categories. In contrast, demand for pop culture content, consumer products and experiences has grown rapidly. We believe the increasing influence of pop culture and the strength of the pop culture industry is evidenced by:

•	60 movie franchises each grossing more than $1 billion worldwide, and the average number of franchise films included in the top ten annual grossing movies from 2000 through 2015 was 6.6 films, up from 2.5 franchise films in the 1990s;

•	3.2 million total interactions across both Facebook and Twitter about each new episode of The Walking Dead in 2016;

•	47% increase in live concert ticket sales in North America from 1996 to 2015; and

•	43 million viewers watching the League of Legends championship in 2016, a number that is 1.4 times that of the viewership of the NBA Finals that year, and an increase of 19% from 2015.

The pop culture industry is being driven by several major forces. Technology advances have made it easier to access, consume and engage with content. Content providers have produced more quality content to drive fan engagement, often with a focus on franchise properties. Dedicated, active and enduring fan bases have emerged across the pop culture landscape. These fans seek out opportunities to interact with their favorite content and with like-minded fans through social media and content-centric experiences. At the same time, social norms have shifted, making fandom culturally accepted and mainstream. These trends reinforce one another leading to a substantial increase in pop culture fandom and to significant growth in the industry.

The Forces At Work In The Pop Culture Industry

Technology Innovation

The proliferation of powerful mobile technology, such as tablets and smartphones, and the emergence of new content distribution services, such as Amazon Prime, Hulu and Netflix, have enabled fans to connect and engage with content anywhere, at any time, in larger “binge” quantities. More content and greater access have led to more fans spending more time per day consuming content. In addition, fans are able to develop a deeper affinity for content due to the increased prevalence of platforms and events where they can share their passion with other fans (such as through social media, blogs, YouTube, podcasts and online games). The accelerated pace of content discovery and sharing has created an environment where niche content can quickly become mainstream, resulting in more content becoming part of pop culture.

Evolution of Content

Content providers have increasingly focused on creating original scripted and franchise content that has broad global appeal and potential for sequels and brand extensions. During the 1990s, the top ten annual grossing movies included an average of 2.5 franchise films and from 2000 through 2015, the top ten annual grossing movies included an average of 6.6 franchise films. The growth of a healthy franchise ecosystem across content types has fostered fan loyalty and stimulated licensed product purchases. In addition, there has been a virtuous content-led cycle, which has driven an increase in the production of scripted high-budget, high-quality original TV shows, such as The Sopranos and Game of Thrones. The number of scripted original series more than doubled from 216 in 2010 to 455 in 2016, with newer entrants such as Amazon Prime, Hulu and Netflix spending or announcing the intention to spend substantial capital on new original content. For example, based on public filings, Netflix plans to invest approximately $6 billion in content creation in 2017.

Dedicated and Active Fan Base

We believe pop culture fans possess distinguishing characteristics that make them highly valuable consumers. Like sports fans, fans of other forms of pop culture identify strongly with their favored properties, and have a natural tendency to form social communities around them. For context, in 2016, retail sales of licensed entertainment and character products totaled $113 billion, compared to $25 billion for retail sales of licensed sports products. Furthermore, as it becomes increasingly easy to access a large quantity of quality content, fans seek more ways to expand and express connectivity to their favored characters or properties as they share their passion with others. As a result, consumers are participating in the story of these properties via social media platforms and conventions, such as Comic-Con, AnimeExpo and Star Wars Celebration, rather than being solely consumers of content. By being a part of the conversation regarding their favored content, fans reinforce their love for it, thereby creating a cycle of fandom.

Growing Cultural Relevance and Acceptance

As pop culture engagement has increased, we believe it has become more culturally acceptable to be openly passionate about all forms of pop culture, not just sports. Social media is driving the importance of pop culture as fans increasingly want to engage with the content and their social communities to show affinity for pop culture content. The top five U.S. media conventions, including Comic-Con International: San Diego and New York Comic Con, drew over a half million attendees in 2015, representing a sharp increase of over 40% from 2010. This growth was driven in part by an increase in female attendees, who accounted for 45% of all convention attendees in 2014. This represents a long-term cultural shift supporting the acceptability of fan affinity for pop culture content across multiple demographic categories of fans, and the growth beyond the traditional narrow, male-dominated demographic.

Our Strategic Differentiation

Leading Design and Creative Capabilities

Our in-house creative team layers our own whimsical, fun and distinct stylization onto content providers’ characters, creating unique products for which there is substantial consumer demand. Our creative team is passionate about pop culture. We enjoy a strong pipeline of talent for our creative team given our culture and the opportunity we provide to work with the most relevant pop culture content. We believe content providers trust us with their properties, and consumers passionately engage with our products and brands because of our creativity. In addition, we reinvigorate classic evergreen or back catalog content by infusing a fresh, unique aesthetic and design into characters that enjoy enduring passion and nostalgia from fans. As a result of our creative capabilities and broad portfolio of licenses, we create a substantial number of new products each year, including approximately 2,300 new products in 2016.

Diversity of Products and Accessible Price Points Create Broad Appeal

We create products to appeal to a broad array of fans across consumer demographic groups. We do not limit ourselves by targeting discrete demographics such as the stereotypical collector or the child seeking the latest (and often short-lived) toy craze. We estimate based on market and internal data that approximately one-third of our consumers are occasional buyers, which we define as those consumers who are mainstream movie and TV fans, but do not self-identify as collectors and do not engage in traditional pop culture enthusiast activities. Our products’ price points are generally under $10, which allows our diverse consumer base to express their fandom frequently and impulsively. We have broadened our products beyond our historical focus on figures (down to approximately 82% of 2016 net sales from 91% of 2015 net sales), having successfully launched new and growing categories such as plush (approximately 6% of 2016 net sales) and accessories (approximately 5% of 2016 net sales). We believe we have one of the largest and most engaged fan bases in our industry, driven by their passion and love of our unique products and the properties we represent.

Trusted Steward of the Most Important Pop Culture Content

We strive to license every pop culture property that we believe is relevant to our consumers. Over the last decade, we have built strong relationships with content providers and currently have a catalog of content licenses covering over 1,000 properties that we believe is one of the industry’s largest. We believe there is a trend of content providers consolidating their relationships to do more business with fewer licensees. As a trusted steward with a strong retail distribution network, we believe we have benefited from this trend. We often work collaboratively with content providers in advance of new content releases to create unique, stylized products to maximize the value of their properties. In some cases, the input we have provided has influenced the content provider’s creative choices for its original content. We have licenses for 14 of the 15 highest grossing movie franchises in history. We believe we are well positioned to continue to obtain licenses for new important movie franchises and other properties. Further, we have historically been able to renew productive licenses on commercially reasonable terms, which positions us to benefit from the ongoing desire of consumers to engage with and show affinity for their favorite pop culture content.

Deep, Mutually Beneficial Relationships with a Broad Network of Retail Customers

We partner with a diverse group of retail customers through which we sell our products. Many of our retail customers view us as experts in pop culture and in some cases we help manage their growing pop culture category within their stores and can provide a curated experience by catering to their particular customer bases. We believe this enables us to enhance the productivity of the pop culture category for our retail customers, resulting in increased sales and expanded shelf space for our products—a major driver of our growth historically. Additionally, we believe our pop culture expertise and omnichannel sales model position us well to capture the industry shift from traditional brick and mortar to channel-agnostic content consumerism. In addition, we often release exclusive new products with a specific retail customer, driving significant traffic and sales for them.

Nimble Speed to Market Reflects “Fast Fashion” Product Development Process

Speed to market has become increasingly important as technological innovation has accelerated the pace of content discovery and sharing and the speed at which niche content can become mainstream. Our flexible and low-fixed cost production model enables us to go from product design of a figure to the store shelf between 110 and 200 days and can have it on the shelf in as few as 70 days, with a minimal upfront investment of $5,000 to $7,500 in tooling, molds and internal design costs. Because of the strength of our in-house creative team, we are able to move from product design to pre-selling a new product in as few as 24 hours. This ability, coupled with the valuable data insights we have developed over the past decade, and the increasing use of repeated franchise properties by content providers, reduces potential product risk to us while better positioning us to benefit from trends in content creation and consumption. As an example of our “fast fashion” product development process, we announced and were able to pre-sell a dancing Baby Groot figure, which was a surprise character in Marvel’s 2014 Guardians of the Galaxy movie release, within a week of the movie release.

Dynamic Business Model Drives Revenue Visibility and Growth

Our business is diversified across content providers and properties, product categories, and sales channels. As a result, we can dynamically manage our business to capitalize on pop culture trends, which has allowed us to deliver significant growth while lessening our dependence on individual content releases. Our content provider relationships are highly diversified. We generated only approximately 15% of 2016 net sales from our top property and the portion of our 2016 net sales attributable to our top five properties was 36%. Our products are balanced across our licensed property categories. In 2016, we generated approximately 43% of net sales from classic evergreen properties, approximately 24% from movie release properties, approximately 20% from current video game properties and approximately 12% from current TV properties. We have visibility into the new release schedule of our content providers and our expansive license portfolio allows us to dynamically manage new product creation. This allows us to adjust the mix of products based on classic evergreen properties and new releases, depending on the media release cycle. In addition, we sell our products worldwide through a diverse group of sales channels, including specialty retailers, distributors, mass-market retailers, e-commerce sites and direct-to-consumer.

Visionary Management Team and Employees with Genuine Passion for Pop Culture

Our highly experienced management team is led by Brian Mariotti, an industry pioneer. A long-time pop culture fan, Brian recognized early on the impact that trends in media and entertainment would have on the pop culture industry and the value of having a diverse portfolio of licenses. Passion for pop culture pervades our company and our openness to new ideas from anywhere in the organization has resulted in some of our most innovative and differentiated products.

How We Plan To Grow

We are pursuing the following strategies that we believe will drive substantial future growth.

Increase Sales with Existing Retail Customers

We intend to continue to increase our sales by expanding our shelf space and deepening our relationships with our retail customers. Our products have driven traffic to our retail customers’ previously less productive square footage, which has resulted in increased shelf space for our products. In addition to designing unique, stylized products that resonate with pop culture fans and drive traffic, we intend to increase the number of retail customers for whom we curate pop culture selections. We believe doing so deepens our relationships with our retail customers and encourages them to allocate more shelf space to our products and pop culture products generally and, in some cases, create pop culture departments where none existed before, which we believe will drive additional brand awareness and sales growth. We are also in the process of creating a self-service online portal for our retail customers to reduce ordering time and increase the efficiency of our ordering process, which we believe will increase our sales with our existing retail customers.

Add New Retail Customers and Expand Into New Channels

We regularly evaluate and add new retail customers as we believe consumers demand Funko products regardless of the retail channel through which they purchase them. While we believe we have opportunities to add new specialty and mass-market retailers, we also plan to selectively target new or underdeveloped sales channels, such as dollar, drug, grocery and convenience stores. By adding new retail customers, we will increase the awareness and availability of our products to consumers, which we believe will increase sales. We also intend to increase our direct-to-consumer efforts, which represented approximately 6% of 2016 net sales.

Broaden Our Product Offerings

In addition to designing products to address new content that licensors continually produce, we plan to add new product categories, lines and brands to leverage our existing sales channels to continue to drive sales. For example, we are expanding our blind box offerings, which have historically included figures, to plush products. We also continually evaluate product innovations and potential acquisition targets to complement our existing product categories, lines and brands. Adding new product categories, lines and brands will enable us to leverage our existing retail distribution network to quickly increase sales while offering a more fulsome pop culture product offering to our retail customers and consumers.

Expand Internationally

We believe that the forces at work first observed in the U.S. pop culture industry are global. We believe we are currently underpenetrated internationally, as only approximately 18.8% of 2016 net sales were generated outside of the United States, and we believe that international sales represent a significant growth opportunity. In contrast to our international sales, approximately 75% of global box office receipts in 2016 were generated outside of the United States, suggesting significant potential for international growth. We are investing in the growth of our international business both organically and through third party distributors. In January 2017, we acquired certain assets of Underground Toys Limited and now sell directly to certain of our customers in Europe, the Middle East and Africa through our newly formed subsidiary, Funko UK, Ltd. In the future we may pursue similar acquisitions, or expand our direct sales force or distributor relationships to further penetrate Asia Pacific, Latin America or other regions.

Leverage the Funko Brand Across Multiple Channels

We believe there is a significant opportunity to leverage our distinctive style and designs across numerous underserved channels such as digital content, as well as potentially movies and television. For example, we are in the process of creating an online portal for Funko that will serve as an online destination for our consumers. This online community will allow consumers to create personal avatars, purchase digital products and interact with other consumers. We believe this opportunity will drive brand awareness with new audience segments, deepen consumer engagement to drive customer lifetime value, strengthen our direct connection with our consumers and grow our direct-to-consumer business, as well as support our retail customers.

Product Lines and Licenses

We sell a broad array of licensed pop culture consumer products featuring characters from an extensive range of media and entertainment content, including movies, TV shows, video games, music and sports. Our products combine our proprietary brands and distinct designs and aesthetic sensibilities into properties we license from content providers. We seek to license content that will allow us to capitalize on the popularity of current movies, TV shows, video games, music and other content releases, as well as classic evergreen properties, which are not tied to a current release, and which are less subject to pop culture trends.

Our Products

Our current products principally fall within the following product categories.

Figures.     Our figures category includes figures that celebrate pop culture icons in the form of stylized vinyl, bobble heads, blind-packed miniatures and action figures. These figures combine the pop culture properties we license with our distinctive designs to create pop culture figures that appeal to a broad range of consumers at an affordable price point, often under one of our proprietary brands, such as Pop!, Mystery Minis, Dorbz, Pint Size Heroes and Rock Candy.

Plush.     Our plush products are soft-sculpt figures that blend licensed content with our distinctive designs to create an array of product lines, including Galactic, Hero and Supercute Plushies, intended for consumers of all ages.

Accessories.     Our accessories products mix pop culture fandom with functionality, and feature everything from pens and pins to buttons and keychains, all based on pop culture icons.

Other.     We also produce products in certain other categories, primarily apparel (including t-shirts and hats) and homewares (including drinkware, party lights and other home accessories).

The table below sets forth certain information on our principal product categories for the year ended December 31, 2016.

Product Category	Selected Products	Principal Brands	Average Selling Price(1)

Figures			$9.47

Plush			$9.59

Accessories			$5.16

Other			$8.52

(1)	Average selling prices represent the average of our suggested retail prices for products sold in that category during the year ended December 31, 2016.

Our Brands and Designs

Under the Funko brand, we have developed multiple proprietary brands under which we market most of our products. We also continuously develop new product designs and lines, which may develop into proprietary brands in the future. Our principal proprietary brands include: Pop!, Mystery Minis, Dorbz, Pint Size Heroes, Rock Candy, Galactic or Hero Plushies, SuperCute and MyMoji.

Pop!.    Introduced in 2010, Pop! is our most well-recognized brand. The Pop! stylized design incorporates an equal head to body ratio with a rounded square head that typically consists of no mouth and a very simple nose. Pop! figures typically stand about four inches tall. The Pop! design has also been applied across all of our other product categories, including plush, accessories, apparel and homewares. As a brand, Pop! represented 64% and 75% of our 2016 and 2015 net sales, respectively.

Mystery Minis.    Introduced in 2013, Mystery Minis are sets of 12 different figures per property sold individually in a blind box so that the consumer does not know which figure from the set they have purchased. The figures are all highly stylized, but the style can vary based on the licensor. The figures themselves are typically two and a half inches tall and have varying rarity within the set to create a “treasure hunt” appeal. As a brand, Mystery Minis represented 9% and 11% of our 2016 and 2015 net sales, respectively.

Dorbz.    Introduced in 2015, Dorbz are adorable stylized figures with slightly sculpted round heads on uniform pad printed bodies. The figures stand about three inches tall and are packaged in a double window box. The designs incorporate an equal head to body ratio with smiling features.

Pint Size Heroes.    Introduced in 2015, Pint Size Heroes are slightly stylized figures with sculpted heads and uniform bodies. They stand one and a half inches tall and have an equal head to body ratio. Released in sets of 24 by property, they are packaged in a blind bag so that the consumer does not know which figure they are purchasing.

Rock Candy.    Introduced in 2015, Rock Candy figures are primarily based on female characters holding a strong pose. The figures stand five inches tall, are stylized and have slightly larger heads and eyes, with a head to body ratio of one to two.

Galactic or Hero Plushies.    Introduced in 2016, Galactic or Hero Plushies are plush figures that are stylized in a rag doll style with floppy legs and arms. They have a slight weight in the bottom to help with sitting and average six inches in length. They are stylized in a simplified manner that has subtle facial features and represents certain properties such as Star Wars or DC Comics.

SuperCute.    Introduced in 2016, SuperCute is a nostalgia storybook stylized design that has a head to body ratio of two to three. The figures have large round eyes, no nose and a small mouth. The bodies are very simple and have their arms at their sides and their legs pushed together. The SuperCute brand and design have been applied to various Mystery Minis sets and certain plush figures.

MyMoji.    Introduced in 2016, MyMoji is a stylized interpretation of the classic “emoji”. The designs are inspired by various licensed characters and have more personality and details that capture the essence of the character or property. The MyMoji brand and designs have been applied to figures that are sold in a blind bag, as well as plush figures.

In addition, we also develop product lines that we market under the broader Funko brand, rather than under any of our proprietary brands. We typically do so when we believe our speed to market or other competitive advantages uniquely position us to take advantage of certain opportunities. While these products may not initially be associated with one of our proprietary brands, they still reflect our whimsical and creative style, and may develop into a distinct brand over time. For example, in 2015, we entered into a master license in connection with the video game property Five Nights at Freddy’s, under which we created a broad array of products, including figures, plush and keychains. Sales of products made under our Five Nights at Freddy’s license accounted for 15% of 2016 net sales. A sequel to Five Nights at Freddy’s was released in the fall of 2016 and we have continued to see strong performance from this property. Similar to Five Nights at Freddy’s, in October 2016, we amended our license agreement with the Cartoon Network to add the TV property Rick & Morty and began selling products based on this property at the end of 2016.

Our Licenses

Licensors.    We have strong licensing relationships with many established content providers, such as Disney, HBO, LucasFilm, Marvel, the National Football League and Warner Brothers. We also seek to establish licensing relationships with newer content providers in order to capitalize on new and emerging trends in pop culture. For example, in recent years, we have established relationships and entered into licensing arrangements with each of Dr. Seuss, Netflix and Riot Games related to the Dr. Seuss, Stranger Things and League of Legends properties, respectively. We believe we provide value to content providers by maximizing the lifetime value of their content by extending its relevance to consumers through ongoing fan engagement. As of March 31, 2017, we had active license agreements with approximately 107 different licensors covering over 1,000 properties.

Licensed Properties.    We strive to license every pop culture property that we believe is relevant to consumers. What we consider to be a property will vary based on the terms of the underlying license agreement. In general, we consider each content title to constitute a single property. In some instances, however, a property may consist of an entire franchise or even a single character, particularly in our classic evergreen category. We divide our licensed properties into four main categories: classic evergreen, movie release, current TV and current video game. We also license certain properties that fall outside of these four main categories.

•	Classic Evergreen. Properties in the classic evergreen category are based on movies, TV shows, video games, music, sports or other entertainment content that is not tied to a new or current release at the time we release the product. As a result, products that we design and sell based on these properties generally do not have a defined duration of market demand. Examples of our classic evergreen properties currently include DC Comics, Dr. Seuss, Friends, Marvel and Seinfeld.

•	Movie Release. Properties in the movie release category are tied to new movie releases and are intended to capitalize on the excitement of fans surrounding these releases. Products that we design and sell based on these properties are expected to have a limited duration of market demand, depending on the popularity of the movie release. Examples of our movie release properties currently include Beauty and the Beast, Captain America: Civil War, Guardians of the Galaxy 2, Star Wars Episode VII and Rogue One.

•	Current TV. Properties in the current TV category are tied to TV shows that are currently airing new content. These properties are expected to have a market demand depending on the popularity and longevity of the TV show, which is generally expected to be between three and seven years. Examples of our current TV properties currently include Dr. Who, Game of Thrones, Stranger Things and The Walking Dead.

•	Current Video Game. Properties in the current video game category are tied to new video game releases that are intended to capitalize on the excitement of fans surrounding these releases. Products that we design and sell based on these properties are expected to have a market demand depending on the popularity and longevity of the video game, which is generally expected to be three to seven years. Examples of our current video game properties currently include Call of Duty, Five Nights at Freddy’s and League of Legends.

•	Other. We also occasionally license properties that do not fit within the four categories described above, including those associated with current events and limited-duration pop culture phenomena, which we are able to capitalize on due to our speed to market and low cost of production. For example, in connection with the 2016 presidential election, we produced a line of Pop! branded and other figures featuring stylized versions of selected presidential candidates. In addition, in connection with Comic-Con International: San Diego in 2015 and 2016, we created a set of Pop! branded figures featuring late-night TV host Conan O’Brien.

We expect these categories and the properties they encompass to evolve over time as current content becomes classic evergreen and as new forms of pop culture content emerge. In addition, while the percentage of net sales attributable to our classic evergreen properties has been between approximately 43% and 49% over the past three years, it may fluctuate in any given year based on the number and popularity of new content releases.

The chart below shows the allocation of net sales across our licensed property categories for the year ended December 31, 2016.

License Agreements.    Our license agreements permit us to use the intellectual property of our licensors in connection with the products we design and sell. These license agreements typically provide that our licensors own intellectual property rights in the products we design and sell under the license, and as a result, upon termination of the license, we no longer have the right to sell these products. A number of these license agreements relate to properties that are significant to our business and operations. Our license agreements typically have terms of between two and three years and are not automatically renewable. However, we believe we have strong relationships with our licensors, and have historically been able to renew productive licenses on commercially reasonable terms.

Our license agreements require us to make royalty payments to the licensor based on our sales of the licensed product and, in some cases, require us to incur other charges. For the three months ended March 31, 2017 and 2016, our weighted average royalty rate across all of our license agreements was 13.6% and 15.0%, respectively, and for the years ended December 31, 2016 and 2015, the weighted average royalty rate across all of our license agreements was 15.2% and 14.9%, respectively. Our royalty expense for any given year will vary depending on the mix of products sold during that year. For the three months ended March 31, 2017 and 2016, we incurred royalty expenses of $13.5 million and $11.3 million, respectively, and for the years ended December 31, 2016 and 2015, we incurred royalty expenses of $64.7 million and $40.8 million, respectively.

Our licenses are generally not exclusive. In addition, the rights that licensors grant to us are typically limited to specific properties, product categories, territories and, in some cases, sales channels. Since late 2015, we have also entered into several master licenses in connection with certain content. These licenses grant us rights to a broader set of products and product categories. Sales of products made under our first master toy license, in connection with the video game property Five Nights at Freddy’s, accounted for approximately 15% of our 2016 net sales. Additionally, in October 2016, we amended our license agreement with the Cartoon Network to add the TV property Rick & Morty. In the future, we may continue to selectively acquire additional master toy licenses on a case by case basis.

In addition, our license agreements usually require us to obtain the licensor’s approval of products we develop under the license prior to making any sales. They also typically provide for a minimum guarantee that covers all licensed properties under that license agreement, which is generally required to be paid in advance, and the amount of which is negotiated based on a variety of factors, including past and expected sales and the licensor’s expected line-up of new releases. Historically, we have had a strong track record for meeting minimum guarantees under our license agreements. For the three months ended March 31, 2017 and the years ended December 31, 2016 and 2015, we recorded reserves of $0.2 million, $0.3 million and $0.1 million, respectively, related to prepaid royalties we estimated would not meet the minimum guarantee through sales. For the three months ended March 31, 2016, we did not record a royalty reserve.

Product Design and Development

We believe our creative product designs and nimble speed to market are key reasons why content providers trust us with their properties and consumers passionately engage with our brands and products. We leverage our creative, art and sculpting teams to design and develop products in-house from inception to production. Our creative team layers our whimsical, fun and unique style onto the content we license to create product designs that resonate with consumers. Our creative team is passionate about pop culture, and we have a strong pipeline of talent given our culture and the opportunity we provide to work with the most relevant pop culture content. Our designers often work collaboratively with content providers in advance of new content releases to create unique, stylized products to maximize the value of their properties and, in some cases, the input we have provided has influenced the content provider’s creative choices for their original content.

Our product development team oversees all aspects of new product development in order to ensure a timely product design and development process, including submitting the initial design to the content provider for approval, developing the product prototype, receiving final content provider approval and coordinating manufacturing with our third-party manufacturers. We can have a new figure on the store shelf in as few as 70 days and typically between 110 and 200 days. One of the primary factors in our speed to market is our use of digital sculpting, which has increased our speed to market since we began using it in 2013. Our ability to bring new products to market quickly reduces our potential product risk and allows us to capitalize on new pop culture trends as they emerge.

We believe the overall design and development cost of our products is low. On average, the cost to design and develop a new figure is approximately $5,000 to $7,500, including tooling, molds and internal design costs. For the years ended December 31, 2016 and 2015, we released approximately 2,300 and 1,600 new products, respectively, across all of our product categories.

Manufacturing and Materials

Currently, our products are primarily produced by third-party manufacturers in China and Vietnam, which we choose on the basis of performance, capacity, capability and price. We also manufacture or assemble certain apparel and other products in the United States and Mexico. The use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs, while maximizing flexibility, capacity and capability. Though our manufacturing base has diversified over time as we have grown our sales and expanded our product offerings, we have historically concentrated production with a small number of manufacturers and factories as part of a continuing effort to monitor quality, reduce manufacturing costs and ensure speed to market. In the case of most of the factories in which our products are manufactured, we believe our products represent a significant percentage of each factory’s total capacity, which we believe provides us greater flexibility in supply chain management. We do not have long-term contracts with our manufacturers. We believe that alternative sources of supply are available to us although we cannot be assured that we can obtain adequate supplies of manufactured products on a timely basis or at all.

We base our production schedules for products on our internal forecasts, taking into account historical trends of similar products and properties, current market information and communications with customers. The accuracy of our forecasts is affected by consumer acceptance of our products, which is based on the strength of the underlying licensed property, the strength of competing products, the marketing strategies of retailers, changes in buying patterns of both our retail customers and our consumers, and overall economic conditions. Unexpected changes in these factors could result in a lack of product availability or excess inventory of a particular product.

Although we do not conduct the day-to-day manufacturing of our products, we are responsible for designing the product prototype and production tools and molds for our products, and we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers. We recently implemented third-party quality control inspectors who rotate among our manufacturers’ factories to engineer the quality control process prior to production, provide quality assurance oversight during production and sample finished goods to validate the quality control process.

In addition to quality control testing, safety testing of our products is done by independent third-party testing laboratories engaged by us. Safety testing is designed to meet or exceed regulations imposed by federal and state governments, as well as applicable international governmental authorities, our retail partners and content providers. In addition, independent laboratories engaged by some of our larger customers and content providers test certain of our products as well as the factories in which they are produced.

While we purchase finished products from our manufacturers, the cost of our products is impacted by the cost of labor, as well as the cost of the principal raw materials used in the production and sale of our products, including vinyl, fabric, ceramics and plastics. All of these materials are readily available, but may be subject to significant fluctuations in price. Although we do not manufacture our products, we own most of the tools and molds used in the manufacturing process, and these are transferable among manufacturers if we choose to employ alternative manufacturers.

Sales

We sell our products to a diverse network of customers throughout the world. Domestically, we sell our products to specialty retailers, mass-market retailers and e-commerce sites. Our key retail partners in the United States include Amazon, Barnes & Noble, Entertainment Earth, GameStop, Hot Topic, Target and Walmart. We also plan to target new or underdeveloped sales channels, including dollar, drug, grocery and convenience stores. Internationally, we sell our products directly to similar retailers, primarily in Europe, through our subsidiary Funko UK, Ltd., which we formed in January 2017 in connection with the Underground Toys Acquisition. Our key international retail customers include Smyths Toys and Tesco.

In addition to retailers, we also sell our products to distributors for sale to small retailers in the United States and in certain countries internationally, typically where we do not currently have a direct presence. We also sell certain of our products directly to consumers through our e-commerce business and, to a lesser extent, at specialty licensing and comic book shows, conventions and exhibitions in cities throughout the United States, including at Comic-Con events. In 2015, we launched our subscription box service, which utilizes a subscription-based billing program to deliver an array of blind-packed pop culture products from across our product categories shipped directly to our consumers. Our direct-to-consumer sales accounted for approximately 6% of our 2016 net sales. Though our direct-to-consumer efforts have historically represented a small portion of our net sales, we intend to increase these efforts in the future.

The chart below sets forth certain information regarding our sales channels for the year ended December 31, 2016.

We believe we have a diverse customer base, with our top ten customers representing approximately 63%, 62% and 60% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively. Our largest customer, GameStop, represented approximately 12%, 12% and 11% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively. Additionally, Underground Toys Limited represented approximately 8%, 18% and 10% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively, and Hot Topic represented approximately 9%, 8% and 11% of our 2016, Successor 2015 Period and Predecessor 2015 Period net sales, respectively. Other than GameStop, Underground Toys Limited and Hot Topic, no single customer represented more than 10% of our net sales during the same periods.

We maintain a full-time sales staff, many of whom make on-site visits to our customers for the purpose of showing products and soliciting orders. Many of our retail customers view us as experts in pop culture and, in some cases, we help manage their growing pop culture category within their stores, providing a curated experience by catering to their particular customer bases. For example, we can curate products based on Dr. Seuss and Harry Potter books for Barnes and Noble, and gaming-based products, such as Fallout and League of Legends, for GameStop. We believe this creates a mutually beneficial relationship between us and our retail customers by providing us with an opportunity to enhance the productivity of the pop culture category within their stores, which may also result in expanded shelf space for our products. In addition to our full-time sales staff, we also retain a number of independent sales representatives to sell and promote our products both domestically and internationally.

We sell our products to our customers with payment terms typically varying from 30 to 90 days. As discussed above, we contract the manufacture of most of our products to third-party unaffiliated manufacturers primarily located in China, Vietnam and Mexico and ship those products to our warehouse facilities in the United States and the United Kingdom. While most of our sales originate in the United States and the United Kingdom from inventory we hold in our warehouses, certain of our customers may from time to time take title to our products upon shipment from the factory or at the port.

We establish reserves for sales allowances, including promotional and other allowances, at the time of sale. The reserves are determined as a percentage of net sales based upon either historical experience or upon estimates or programs agreed upon by our customers and us. As of March 31, 2017, we had reserves for sales allowances of $3.7 million.

Marketing

The proliferation of mobile technology and social media has enabled consumers to connect and engage with content, transforming the way in which they interact with their favorite movies, TV shows, video games, music, sports and each other. We leverage these platforms, including Facebook, Instagram and Twitter, to deepen the connections between our retail customers, consumers and our products by actively posting promotional videos and other promotional content. In certain circumstances, we partner with content providers to create promotional videos that are posted both on their and our social media accounts. We also engage in digital advertising primarily to support our e-commerce business. We actively maintain our website www.funko.com, which includes a blog page, where we communicate news and other product updates directly to consumers, and our Funko Funklub, which provides special product offerings. Moreover, we also engage with our consumers through online fan pages, including Funko Fanatics, which are run by our fans. We intend to continue to expand our reach through different social media outlets, our websites and internet-based advertising. We believe this will enable us to broaden the reach of our brand and the products we produce, as well as enhance our engagement with pop culture fans and consumers.

Additionally, we also interact directly with consumers at specialty licensing and comic book shows, conventions and exhibitions, including Comic-Con events located in several cities throughout the United States, most notably Comic-Con International: San Diego, and New York Comic Con, each of which we believe had event attendance of over 100,000 in 2016. We occasionally advertise through consumer magazines and other publications and carry on cooperative advertising programs with our retail customers, which include the use of print ads and in-store displays.

During the summer of 2017, we also intend to open a flagship retail store location at our new headquarters in Everett, Washington. We are opening this location to showcase our products and brands, to demonstrate retail merchandising for our customers, as a service to our employees, and to serve as a destination for our fans. We currently do not intend to open additional retail locations.

Competition

We are a worldwide leader in the design, manufacture and marketing of licensed pop culture products, but our business is highly competitive. We compete with toy companies in many of our product categories, some of which have substantially more resources than us, stronger name recognition, longer operating histories and benefit from greater economies of scale. We also increasingly compete with large toy companies for shelf space at leading mass market and other retailers. We also compete with numerous smaller domestic and foreign collectible product designers and manufacturers in each of our product categories. Competition is based primarily on the quality of the design and perceived value of our products, our price points, our license portfolio and our ability to bring new products to market quickly.

We produce most of our products under trademarks and copyrights that we own, utilizing the intellectual property of our licensors. Certain of our licensors have reserved the rights to manufacture, distribute and sell identical or similar products. Some of these products could directly compete with our products and could be sold to our customers or directly to consumers at lower prices than those at which our products are sold.

Although we have one of the largest portfolios of licensed content in the pop culture industry, with strong relationships with many of our licensors, we must vigorously compete to obtain these licenses from leading content providers on commercially reasonable terms, and to expand our license rights into additional licensed product categories. This competition is based primarily on the creativity of our product designs, our ability to bring new products to market quickly, our ability to increase fan engagement, the breadth of our sales channels and the quality of our products. See “Risk Factors—Risks Related to Our Business—Our industry is highly competitive and the barriers to entry are low. If we are unable to compete effectively with existing or new competitors, our sales, market share and profitability could decline.”

Intellectual Property

We believe that our trademarks, copyrights and other intellectual property rights have significant value and are important to the marketing of our brand and the favorable perception of our products. As of March 31, 2017, we owned approximately 28 registered U.S. trademarks, 94 registered international trademarks, 14 pending U.S. trademark applications and 39 pending international trademark applications. Most of our products are produced and sold under trademarks owned by or licensed to us. We register many of our trademarks related to our brands, and seek protection under the trademark and copyright laws of the United States and other countries where our products are produced or sold. These intellectual property rights can be significant assets. Accordingly, while we believe we are sufficiently protected, the failure to obtain or the loss of some of these rights could have an adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business—If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks and copyrights, or if our licensors are unable to maintain and protect their intellectual property rights that we use in connection with our products, our ability to compete could be negatively impacted.”

Most of our products are produced under short term, non-exclusive license agreements which typically provide that our licensors own intellectual property rights in the products we design and sell under the license, and as a result, upon termination of the license, we no longer have the right to sell these products. In addition, our license agreements typically provide for a minimum guarantee to be paid in advance, and royalty payments based on our sales of the licensed products, as well as various other non-monetary obligations. See “Risk Factors—Risks Related to Our Business—Our business is dependent upon our license agreements, which involve certain risks.”

Government Regulation

Our products sold in the United States are subject to the provisions of the Consumer Product Safety Act, or the CPSA, the Federal Hazardous Substances Act, or the FHSA, the Consumer Product Safety Improvement Act of 2008, or the CPSIA and the Flammable Fabrics Act, or the FFA, and the regulations promulgated pursuant to such statutes. These statutes and the related regulations ban from the market any consumer products that fail to comply with applicable product safety laws, regulations, and standards. The Consumer Product Safety Commission may require the recall, repurchase, replacement, or repair of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. Similar laws exist in some U.S. states and our products sold worldwide are subject to the provisions of similar laws and regulations in many jurisdictions, including Canada, Australia, Europe and Asia.

We maintain a quality control program to help ensure compliance with applicable product safety requirements. We use independent third-party laboratories that employ testing and other procedures intended to maintain compliance with the CPSA, the FHSA, the CPSIA, the FFA, other applicable domestic and international product standards, as well as our own standards and those of some of our larger retail customers and licensors. Nonetheless, there can be no assurance that our products are or will be hazard free, and we may in the future experience issues in products that result in recalls, withdrawals, or replacements of products. A product recall could have a material adverse effect on our results of operations and financial condition, depending on the product affected by the recall and the extent of the recall efforts required. A product recall could also negatively affect our reputation and the sales of other Funko products. See “Risk Factors—Risks Related to Our Business— We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our financial condition and results of operations.”

We are subject to various other federal, state, local and international laws and regulations applicable to our business, including export controls, and have established processes for compliance with these laws and regulations.

Employees

As of March 31, 2017, we employed 406 full-time employees. We also employed seven part-time employees. We employed 283 people in the United States and 130 people in the United Kingdom. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Facilities

Our leased properties primarily consist of office space, warehouses and distribution facilities. The table below sets forth certain information regarding these properties, all of which are leased.

Property	Location	Approximate Square Footage	Lease Expiration Date
Corporate Headquarters	Everett, Washington	84,000	January 31, 2027
Offices, Main Warehouse and Distribution Facility	Everett, Washington	201,000	January 31, 2026
Warehouse and Distribution Facility	Everett, Washington	119,000	July 31, 2021
Warehouse and Distribution Facility	Everett, Washington	83,000	July 31, 2021
Offices, Apparel Design Team	San Diego, California	7,000	December 1, 2018
Sales Offices	Bentonville, Arkansas	1,000	November 30, 2019
Warehouse	Maldon, Essex, United Kingdom	52,000	March 31, 2019
Administrative Offices	Maldon, Essex, United Kingdom	38,000	July 12, 2021
Sales Offices	London, United Kingdom	1,100	February 1, 2022

For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements or use alternate facilities. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, financial condition or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and members of our board of directors (ages as of June 9, 2017):

Name	Age	Position(s)
Brian Mariotti	49	Chief Executive Officer, Director
Russell Nickel	42	Chief Financial Officer
Michael McBreen	52	Chief Operating Officer
Tracy Daw	51	Senior Vice President, General Counsel and Secretary
Ken Brotman	52	Chairman of the Board of Directors
Gino Dellomo	38	Director
Charles Denson	60	Director
Adam Kriger	51	Director
Richard McNally	62	Director

Executive Officers

Brian Mariotti has served as Funko, Inc.’s Chief Executive Officer and as a member of Funko, Inc.’s board of directors since its formation in April 2017, as the Chief Executive Officer of FAH, LLC and as a member of FAH, LLC’s board of directors since October 2015, and as Chief Executive Officer of FHL and as a member of FHL’s board of directors since May 2013. Mr. Mariotti has also served as Chief Executive Officer of Funko, LLC since he acquired the business with a small group of investors in 2005. We believe Mr. Mariotti’s knowledge of the pop culture industry and many years of experience as our Chief Executive Officer make him well-qualified to serve as a member of our board of directors.

Russell Nickel has served as Funko, Inc.’s Chief Financial Officer since its formation in April 2017, and as the Chief Financial Officer and Secretary of FAH, LLC since October 2013. Mr. Nickel was Vice President of Finance at ClipCard from May 2013 until October 2013, and the Institute for Corporate Productivity (i4cp) from 2011 until 2013, where he was responsible for all finance, accounting, and legal matters. Before joining i4cp, Mr. Nickel held various senior finance and accounting positions in other companies and also worked in public accounting, including as an Audit Manager at KPMG, LLP. Mr. Nickel received a B.A. in Accounting from the University of Washington.

Michael McBreen has served as Funko, Inc.’s Chief Operating Officer since its formation in April 2017, and as the Chief Operating Officer of FAH, LLC since August 2016. Mr. McBreen served as Division Senior Vice President of Product Development and Global Sourcing for Payless ShoeSource, Inc. from September 2011 until September 2016, where he led all design, product development, sourcing, costing, materials, quality and social responsibility. From June 2008 until September 2011, he was the President of Global Operations for Wolverine World Wide, Inc., where he was responsible for the global supply chain functions including global sourcing, owned manufacturing, distribution/logistics and quality. He also previously served in various roles at NIKE, Inc. from 2000 until 2007, including as Director of Global Apparel Operations and Strategic Planning, and as a Director in the Supply Chain Center of Excellence at PricewaterhouseCoopers from 1992 until 2000. Mr. McBreen received a B.S. in Chemical Engineering from Iowa State University.

Tracy Daw has served as Funko, Inc.’s Senior Vice President, General Counsel and Secretary since its formation in April 2017, and as the Senior Vice President and General Counsel of FAH, LLC since July 2016. Mr. Daw served as the General Counsel of INRIX, Inc. from April 2012 until July 2016, where he was responsible for global legal affairs, with emphasis on corporate and intellectual property matters. He also previously served in various roles at RealNetworks, Inc. from February 2000 until April 2012, including as Senior Vice President, Chief Legal Officer and Corporate Secretary, where he managed the company’s global legal affairs and corporate development efforts. From 1990 to 2000, Mr. Daw was a member of the law firm of Sidley Austin LLP, where he was a partner. Mr. Daw received a J.D. from the University of Michigan Law School and a B.S. in Industrial and Labor Relations from Cornell University.

Directors

Ken Brotman has served on the board of directors of Funko, Inc. since its formation in April 2017, and on the board of directors of FAH, LLC since October 2015. Mr. Brotman is a Founder and Managing Partner at ACON Investments, which he co-founded in 1996. Before that, Mr. Brotman was a partner at Veritas Capital, Inc. from 1993 until 1996, and, between 1987 and 1993, held positions at various private equity firms including Bain Capital and Wasserstein Perella Management Partners. Mr. Brotman has served on the board of directors of various ACON Investments portfolio companies since 1997 including several in the retail and consumer products sectors. Mr. Brotman received an M.B.A. from Harvard Business School and a B.S. in Economics from The Wharton School of the University of Pennsylvania. We believe Mr. Brotman’s extensive private equity investment and company strategy and oversight experience and background with respect to acquisitions, debt financings and equity financings makes him well-qualified to serve as a member and as the chairman of our board of directors.

Gino Dellomo has served on the board of directors of Funko, Inc. since its formation in April 2017, and on the board of directors of FAH, LLC since October 2015. Mr. Dellomo is a Director at ACON Investments, which he joined in October 2006. Since October 2006, he has also served on the board of directors of various ACON Investments portfolio companies. Between 2001 and 2006, Mr. Dellomo held various positions at various investment banks, including Deutsche Bank Securities, Inc., FBR Capital Markets & Co. and MCG Capital Corp. Mr. Dellomo received a B.S. in Finance from Georgetown University. We believe Mr. Dellomo’s private equity investment and company oversight experience and background with respect to acquisitions, debt financings and equity financings makes him well-qualified to serve as a member of our board of directors.

Charles Denson has served on the board of directors of Funko, Inc. since its formation in April 2017, and on the board of directors of FAH, LLC since June 2016. Mr. Denson has served as the President and Chief Executive Officer of Anini Vista Advisors, an advisory and consulting firm, since March 2014. From February 1979 until January 2014, Mr. Denson held various positions at NIKE, Inc., where he was appointed to several management roles, including, in 2001, President of the NIKE Brand, a position he held until January 2014. Mr. Denson also serves on the board of directors of the Naismith Memorial Basketball Hall of Fame, Inc. Mr. Denson serves on the board of directors of several privately held organizations. Mr. Denson received a B.A. in Business from Utah State University. We believe Mr. Denson’s extensive experience in brand building, brand management and organizational leadership in the public company context makes him well-qualified to serve on our board of directors.

Adam Kriger has served on the board of directors of Funko, Inc. since its formation in April 2017, and on the board of directors of FAH, LLC since June 2016. Mr. Kriger served as the Senior Vice President of Global Strategy for McDonald’s Corporation from December 2001 until March 2015. He also previously served as the Senior Vice President of Global Strategy for Starwood Hotels & Resorts Worldwide from 1998 until 1999, and as the Vice President of Strategy and Development for The Walt Disney Company from 1988 until 1998. Mr. Kriger serves on the boards of several non-profit organizations. Mr. Kriger received an M.B.A. from Harvard Business School and a B.A. in Quantitative Economics from Stanford University. We believe Mr. Kriger’s extensive strategic, risk management and organizational leadership experience in the public company context make him well-qualified to serve on our board of directors.

Richard McNally has served on the board of directors of Funko, Inc. since its formation in April 2017, on the board of directors of FAH, LLC since October 2015, and on the Board of Directors of FHL since May 2013, when he also served as Chairman of the Board. Mr. McNally was a founding investor in Fundamental, where he was an Operating Partner from 2003 to 2005 and has been a Partner since 2006. From 1999 until 2005, Mr. McNally held several consulting, advisory and executive roles. From 1994 until 1998, Mr. McNally served as the President of Armani Exchange and, from 1981 until 1993, held various management roles with The Gap, including Executive Vice president of its Banana Republic Division. Since 2008, Mr. McNally has served on the board of directors of various Fundamental portfolio companies and non-profit organizations. Mr. McNally received a B.A. in History and Latin American Studies from Princeton University. We believe Mr. McNally’s extensive brand-building, organizational leadership and private equity investment experience make him well-qualified to serve on our board of directors.

Composition of our Board of Directors

Our board of directors currently consists of six directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors may consist of up to seven directors and that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Prior to the consummation of this offering, we will enter into the Stockholders Agreement with ACON, Fundamental and certain of our executive officers, pursuant to which each party thereto will agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the ACON Directors, the Fundamental Director and Mr. Mariotti for as long as he is our Chief Executive Officer. Immediately following the consummation of this offering, ACON will own              shares of Class A common stock of Funko, Inc. and              shares of Class B common stock of Funko, Inc., which combined represents approximately     % of the combined voting power of all of Funko, Inc.’s common stock. Fundamental, who immediately following the consummation of this offering will own              shares of Class B common stock of Funko, Inc., which represents approximately     % of the combined voting power of all of Funko, Inc.’s common stock, and Brian Mariotti, our Chief Executive Officer, who immediately following the consummation of this offering will own              shares of Class B common stock of Funko, Inc., which represents approximately     % of the combined voting power of all of Funko, Inc.’s common stock. ACON has been deemed to have nominated Messrs. Brotman, Dellomo and              for election to our board of directors and Fundamental has been deemed to have nominated Mr. McNally for election to our board of directors. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

In accordance with our amended and restated certificate of incorporation and the Stockholders Agreement, each of which will be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III directors will be Messrs. , and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Pursuant to the terms of the Stockholders Agreement, the ACON Directors and the Fundamental Director may only be removed with or without cause at the request of the party entitled to nominate such director. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of at least a majority of the combined voting power of our Class A and Class B common stock.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Messrs.             ,              and             are each an “independent director,” as defined under the Exchange Act and the rules of the            .

Controlled Company Exception

After the consummation of this offering, ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, will, in the aggregate, have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the              and may elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the              ; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the         , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Relating to Our Organizational Structure—We are a “controlled

company” within the meaning of the              listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, our audit committee will consist of Messrs.             ,              and              , with Mr.                  serving as chair. Rule 10A-3 of the Exchange Act and the              rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Messrs.             ,              and             each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 and the              rules. Each member of our audit committee meets the financial literacy requirements of              listing standards. In addition, our board of directors has determined that Mr.              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our principal corporate website at www.funko.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and in accordance with the terms of the Stockholders Agreement;

•	evaluating the overall effectiveness of our board of directors and its committees; and

•	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of Messrs.             ,              and              , with Mr.              serving as chair. We intend to avail ourselves of the “controlled company” exception under the              rules, which exempts us from the requirement that we have a nominating and corporate governance composed entirely of independent directors. Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.funko.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; and

•	appointing and overseeing any compensation consultants.

Upon the consummation of this offering, our compensation committee will consist of Messrs.             ,              and             , with Mr.              serving as chair. Our board has determined that Messrs.             ,              and              are “outside directors” as defined in Rule 162(m) of the Internal Revenue Code, or the Code, and “non-employee directors” as defined in Section 16b-3 of the Exchange Act. We intend to avail ourselves of the “controlled company” exception under the              rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Our board of directors will adopt a new written charter for the compensation committee, which will be available on our principal corporate website at www.funko.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics and Code of Conduct

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.funko.com. In addition, we intend to post on our website all disclosures that are required by law or the              listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “—2016 Summary Compensation Table” below. In 2016, our “named executive officers” and their positions were as follows:

•	Brian Mariotti, Chief Executive Officer;

•	Russell Nickel, Chief Financial Officer;

•	Michael McBreen, Chief Operating Officer; and

•	Tracy Daw, Senior Vice President, General Counsel and Secretary

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2016 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2016.

Name and Principal Position	Salary ($)		Bonus ($)		Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(5) ($)	All Other Compensation(6) ($)	Total ($)
Brian Mariotti	600,000		—		—	—	24,721	624,721
Chief Executive Officer
Russell Nickel	266,667		—		—	81,250	169,411	517,328
Chief Financial Officer
Michael McBreen	112,852	(2)	—		670,000	35,096	5,759	823,707
Chief Operating Officer
Tracy Daw	131,923	(3)	12,500	(4)	335,000	34,110	5,516	519,049
Senior Vice President, General Counsel and Secretary

(1)	Amounts reflect the full grant-date fair value of profits interests, in the form of common units granted during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all common units made to executive officers in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Mr. McBreen has served as Chief Operating Officer since August 31, 2016. The amount reflects his salary from his commencement date through December 31, 2016.
(3)	Mr. Daw has served as Senior Vice President, General Counsel and Secretary since July 18, 2016. The amount reflects his salary from his commencement date through December 31, 2016.
(4)	Amount reflects signing bonus paid to Mr. Daw in 2016.
(5)	Messrs. Nickel, McBreen and Daw’s non-equity incentive plan compensation was paid in April 2017. Mr. Mariotti’s non-equity incentive plan compensation was not determinable as of the date of this filing and is expected to be determined in May 2017.
(6)	For each of our named executive officers, the amount includes matching contributions under our 401(k) plan ($2,000 for Mr. Mariotti, $2,167 for Mr. Nickel, and $2,333 for Mr. McBreen) and health and welfare plan premiums ($14,504 for Mr. Mariotti, $14,504 for Mr. Nickel, $3,426 for Mr. McBreen and $5,516 for Mr. Daw). For Mr. Mariotti, the amount also includes country club membership and related fees ($8,217). For Mr. Nickel the amount also includes a distribution equivalent payment ($152,740).

Outstanding Equity Awards at Fiscal Year-End

	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Awards		Profits Interests
Name					Option Exercise Price ($)	Option Expiration Date	Number of Profits Interests That Have Not Vested (#)		Market Value of Profits Interests That Have Not Vested(1) ($)
Brian Mariotti	12/21/2015	—	—	—	—	—	2,625	(2)	3,879,750
Russell Nickel	10/30/2015	545.68	—	—	8.02	10/20/2023
	12/21/2015						750	(2)	502,500
Michael McBreen	12/29/2016	—	—	—	—	—	1,000	(3)	—
Tracy Daw	12/29/2016	—	—	—	—	—	500	(3)	—

(1)	There is no public market for the profits interests. For purposes of this disclosure, we have valued the profits interests using a third-party valuation of the value per share of profits interests as of December 29, 2016. The amount reported above under the heading “Market Value of Profits Interests That Have Not Vested” reflects the intrinsic value of the profits interests as of December 29, 2016.
(2)	Amounts reflect profits interests in the form of common units. 25% of the profits interests granted became eligible to vest on December 21, 2016. The remaining 75% of the profits interests shall vest in three equal installments on the first three anniversaries of December 21, 2016.
(3)	Amounts reflect profits interests in the form of common units. 25% of the profits interests granted become eligible to vest in four equal installments on each of the first four anniversaries of August 31, 2016 for Mr. McBreen and July 18, 2016 for Mr. Daw.

Narrative to Summary Compensation Table

Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In 2016, we paid an aggregate annual base salary of $600,000 to Mr. Mariotti, $266,667 to Mr. Nickel, $350,000 to Mr. McBreen (pro-rated to $112,852 for his period of employment), and $300,000 to Mr. Daw (pro-rated to $131,923 for his period of employment). As of April 26, 2016, Mr. Nickel’s base salary was increased to $250,000 and as of August 26, 2016, Mr. Nickel’s base salary was increased to $325,000.

As of January 1, 2017, Mr. Mariotti’s base salary was adjusted to $627,300, Mr. Nickel’s base salary was adjusted to $348,300, Mr. Daw’s base salary was adjusted to $322,900, and Mr. McBreen’s base salary was adjusted to $368,800. As of April 2, 2017, Mr. Mariotti’s base salary was further adjusted to $1,000,000 to better reflect his roles and responsibilities.

Annual Bonuses

In addition to base salaries, our executive officers are eligible to receive annual performance-based cash bonuses based on the achievement of corporate objectives and individual performance. In 2016, each of our named executive officers was eligible to earn such annual performance-based cash bonus. For 2016, Mr. Mariotti’s annual bonus was calculated as (1) an amount equal to 1% of “incremental EBITDA” plus (2) an amount equal to 2% of “incremental gross profit” (as each of the terms is defined in the Mariotti Employment Agreement). The 2016 bonus for each of Mr. Nickel, Mr. McBreen and Mr. Daw was based upon the achievement of our Adjusted EBITDA target. Mr. Nickel was eligible to receive a target bonus the amount of 25% of his annual base salary, Mr. McBreen was eligible to receive a target bonus in the amount of 30% of his annual base salary (as pro-rated for his partial year of service in 2016) and Mr. Daw was eligible to receive a target bonus in the amount of 25% of his annual base salary (as pro-rated for his partial year of service in 2016), in each case, upon the achievement of the applicable objectives. In 2016, our Adjusted EBITDA was 102% of the target amount, resulting in a payment to Mr. Nickel of 100% of his target bonus amount, to Mr. McBreen of 100% of his target bonus amount, and to Mr. Daw of 100% of his target bonus amount. For additional information about the annual bonuses, please see “—Executive Compensation Arrangements” below. The actual annual cash bonuses awarded to each named executive officer for 2016 performance are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

Profits Interests.    Pursuant to the FAH LLC Agreement, certain of our employees, including each of our named executive officers currently hold profits interest in FAH, LLC in the form of common units. 12,500 common units are available for issuance under the FAH LLC Agreement. In 2016, Mr. McBreen and Mr. Daw were granted 1,000 and 500 common units, respectively, and no common units were granted to Mr. Mariotti or Mr. Nickel. The common units generally vest annually over four years from the first anniversary of the applicable vesting date (December 21, 2015 for Mr. Mariotti and Mr. Nickel, August 31, 2016 for Mr. McBreen and July 18, 2016 for Mr. Daw), subject to the individual’s continued employment with us. Notwithstanding the foregoing, the common units accelerate and vest in full in the event (1) that ACON receives a multiple on invested capital (calculated on a cash-in, cash-out basis) over the term of its investment in FAH, LLC equal to or in excess of two times or (2) a “change in control” occurs (as such term is defined in the applicable common unit grant agreement).

Additionally, certain of our employees, including Mr. Mariotti and Mr. Nickel have been granted Home-Run Units pursuant to the FAH LLC Agreement, or HR Units (and we refer to the common units and HR Units together as the profits interests). 10,872.24 HR Units are reserved for issuance under the FAH LLC Agreement. Mr. Mariotti and Mr. Nickel have been granted 1,838.95 and 77.14 HR Units, respectively. The HR Units were fully vested at the time of grant. No HR Units were granted in 2016.

For additional information about all outstanding profits interests held by our named executive officers, please see the “Outstanding Equity Awards at Fiscal Year End” table above.

Options.    We currently sponsor the FAH, LLC 2015 Option Plan, or the 2015 Option Plan, pursuant to which certain of our employees, including Mr. Nickel were granted options to purchase Class A Units in FAH, LLC. 3,499.71 Class A Units are reserved for issuance under the 2015 Option Plan. As of December 31, 2016, options to purchase 3,449.71 Class A Units were outstanding, with a weighted average exercise price of $66.76. For additional information about all outstanding options held by our named executive officers, please see the “Outstanding Equity Awards at Fiscal Year End” table above.

Other Elements of Compensation

Retirement Plans.    We currently maintain the Funko 401(k) Plan, a defined contribution retirement and savings plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) Plan. Currently, we match contributions made by participants in the 401(k) Plan up to 4% of the employee earnings, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

Perquisites.    We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Employee Loan.    In October 2015 Mr. Nickel entered into a secured promissory note payable to Funko, LLC with an aggregate principal amount of $150,000. Pursuant to a repayment and unit pledge agreement between Mr. Nickel and Funko, LLC, amounts outstanding under the promissory note are secured by all direct or indirect ownership interests of Mr. Nickel in FAH, LLC (or any corporate successor of FAH, LLC), and are required to be repaid, in full or in part, with 100% of the after-tax portion of any cash distribution or dividend in respect of, or upon the transfer, sale or other disposition of, the Class A Units of FAH, LLC. All accrued and unpaid interest and outstanding principal on the promissory note must be paid in full on the earliest to occur of (1) October 30, 2025; (2) the date of certain sale transactions, and (3) such time as a corporate successor to FAH, LLC registers shares of common stock for sale or disposition to the public under the Securities Act of 1933, as amended, or the Securities Act. Mr. Nickel intends to repay the promissory note in full prior to the first public filing of the registration statement of which this prospectus forms a part. See “Certain Relationships and Related Party Transactions—Related Party Agreements in Effect Prior to this Offering—Notes Payable.”

No Tax Gross-Ups.    We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Executive Compensation Arrangements

Brian Mariotti Employment Agreement

Mr. Mariotti serves as our Chief Executive Officer pursuant to an employment agreement, dated as of October 30, 2015, or the Mariotti Employment Agreement. Pursuant to the Mariotti Employment Agreement, Mr. Mariotti receives an annual base salary (currently $1,000,000) and is eligible to participate in standard benefit plans. Mr. Mariotti is also eligible to receive an annual bonus payment with the amount of such annual bonus to be set by the board of directors each year. For 2016, Mr. Mariotti’s annual bonus was calculated as (1) an amount equal to 1% of “incremental EBITDA” plus (2) an amount equal to 2% of “incremental gross profit” (as each of the terms is defined in the Mariotti Employment Agreement). The Mariotti Employment Agreement also contains standard non-solicitation and confidentiality provisions.

If Mr. Mariotti is terminated by us without “Cause” or by Mr. Mariotti for “Good Reason” (as such terms are defined below), then in addition to any accrued amounts and subject to Mr. Mariotti timely delivering an effective release of claims in our favor, Mr. Mariotti is entitled to receive (1) payment of COBRA premiums, if Mr. Mariotti timely elects and maintains COBRA coverage, to the same extent premiums for the same coverage would be paid by us had Mr. Mariotti remained employed, for a period of 12 months after the date of termination, (2) a pro-rata portion of his annual bonus payment for the fiscal year in which termination occurs, assuming achievement of any applicable performance objectives, paid in a lump sum within 60 days of Mr. Mariotti’s termination, and (3) 12 months of his base salary, paid in installments over 12 months in accordance with standard payroll practices.

Pursuant to the Mariotti Employment Agreement, we have the right to terminate Mr. Mariotti for “Cause” upon any of the following events: (1) Mr. Mariotti’s commission of any act or omission that involves theft, fraud, embezzlement, or a felony; (2) Mr. Mariotti’s conviction of, or the entry of a plea of guilty or nolo contendere to, a crime involving moral turpitude or other crime that FAH, LLC reasonably determines (a) may bring us into public disrepute or disgrace, or (b) may cause material injury to our customer relations, operations or business prospects; (3) Mr. Mariotti’s material abuse of alcohol or material use of controlled drugs (other than in accordance with a physician’s prescription) which is reasonably determined by FAH, LLC to have an adverse effect on us or our reputation; (4) Mr. Mariotti’s commission of any act or omission that constitutes financial or other material dishonesty against us or creates a conflict of interest with us; (5) a willful and intentional act by Mr. Mariotti that is, in our reasonable determination, materially injurious to us or our affiliates, financially or otherwise; (6) Mr. Mariotti’s breach of fiduciary duty to us; (7) Mr. Mariotti’s material breach of a written agreement between us; (8) Mr. Mariotti’s repeated dereliction of duty to us; or (9) Mr. Mariotti’s refusal or failure to follow the lawful directives of the FAH, LLC or its designees.

Mr. Mariotti may terminate his employment with us at any time with “Good Reason” upon the occurrence or existence of any of the following: (1) Mr. Mariotti’s duties or responsibilities are materially diminished or Mr. Mariotti is assigned duties that are demeaning or are otherwise materially inconsistent with the duties then currently performed by him; (2) Mr. Mariotti’s base compensation is materially reduced from the annual rate then currently in effect; or (3) without a corresponding relative reduction in all our employees’ benefits, Mr. Mariotti’s benefits are reduced materially in the aggregate from those then currently in effect. Mr. Mariotti must give us written notice of his intention to terminate for Good Reason within 90 days after the event triggering Good Reason and we have 15 days after receiving such written notice to remedy the situation, if possible.

Russell Nickel Offer Letter

Mr. Nickel services as our Chief Financial Officer pursuant to an offer letter dated as of September 29, 2013. Pursuant to his offer letter, Mr. Nickel receives an annual base salary (currently $348,300) and is eligible to participate in standard benefit plans. Mr. Nickel is also eligible for an annual bonus of up to 25% of his annual base salary based on achievement of annually established goals. Mr. Nickel is also party to a Confidentiality, Non-compete and Non-Solicitation Agreement which contains a two-year post-termination non-solicitation provision.

Michael McBreen Offer Letter

Mr. McBreen services as our Chief Operating Officer pursuant to an offer letter dated as of July 15, 2016. Pursuant to his offer letter, Mr. McBreen receives an annual base salary (currently $368,800) and is eligible to participate in standard benefit plans. Mr. McBreen is also eligible for an annual bonus of up to 30% of his annual base salary. His offer letter also provides for the reimbursement of any reasonable moving expenses for moves associated with Mr. McBreen’s relocation to Washington, within the first year of his employment. Mr. McBreen is also party to a Confidentiality, Non-compete and Non-Solicitation Agreement which contains a two-year post-termination non-solicitation provision

Tracy Daw Offer Letter

Mr. Daw services as our Senior Vice President, General Counsel pursuant to an offer letter dated as of June 15, 2016. Pursuant to his offer letter, Mr. Daw receives an annual base salary (currently

$322,900) and is eligible to participate in standard benefit plans. Mr. Daw is also eligible for an annual bonus of up to 25% of his annual base salary and received a one-time sign-on bonus of $12,500. Mr. Daw is also party to a Confidentiality, Non-compete and Non-Solicitation Agreement which contains a two-year post-termination non-solicitation provision

Director Compensation

During 2016, certain of our directors received cash compensation for their services as directors. Certain directors were also granted common units. The following table sets forth certain information with respect to cash compensation paid to our directors for 2016 service and common units granted to our directors in 2016.

Name	Fees Earned or Paid in Cash ($)		Stock Awards(1) ($)	Total ($)
Kenneth R. Brotman	—		—	—
Gino Dellomo	—		—	—
Richard McNally	—		—	—
Adam Kriger	10,000	(3)	140,030	150,030
Charles Denson	10,000	(3)	140,030	150,030

(1)	Amounts reflect the full grant-date fair value of profits interests, in the form of common units granted during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all common unit grants made to our directors in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Mr. Mariotti has been excluded from this table because his compensation is fully reflected in the Summary Compensation Table for executive officers.
(3)	Mr. Kriger and Mr. Denson have served as non-employee directors since June 30, 2016. The amount reflects their fees from their commencement date through December 31, 2016.

The table below shows the aggregate numbers of unvested profits interests, in the form of common units held as of December 31, 2016 by each non-employee director who was serving as of December 31, 2016.

Name (1)	Unvested Profits Interests Outstanding at Fiscal Year End
Kenneth R. Brotman	—
Gino Dellomo	—
Richard McNally	—
Adam Kriger	182.87	(2)
Charles Denson	182.87	(2)

(1)	Mr. Mariotti has been excluded from this table because his incentive equity is fully reflected in the Outstanding Equity Awards at Fiscal Year End table for executive officers.
(2)	12.5% of the common units vest on the last business day of each calendar quarter commencing on December 31, 2016. Notwithstanding the foregoing, the common units accelerate and vest in full if (a) ACON receives a multiple on invested capital (calculated on a cash-in, cash-out basis) over the term of its investment in FAH, LLC equal to or in excess of two times or (b) a “change in control” occurs (as such term is defined in the applicable common unit grant agreement). On March 31, 2017, 26.125 common units vested for each of Mr. Kriger and Mr. Denson.

We intend to adopt a compensation program for our non-employee directors in connection with this offering.

Equity Compensation Plans

2015 Option Plan

FAH, LLC currently sponsors the 2015 Option Plan, in order to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of the business. Awards granted under the 2015 Option Plan are in the form of options to purchase Class A Units of FAH, LLC. Approximately six of our employees, including Mr. Nickel, hold outstanding options under the 2015 Option Plan. 3,449.71 Class A Units are reserved for issuance under the 2015 Option Plan. As of December 31, 2016, options to purchase 3,449.71 Class A Units were outstanding, with a weighted average exercise price of $66.76.

Any person, including any officer, who is employed by FAH, LLC or its related entities and each of our members is eligible to participate in the 2015 Option Plan. The board of directors of FAH, LLC or the committee of the board of directors that administers the 2015 Option Plan has the authority to select participants to whom options may be granted, to determine whether and to what extent options are granted, to determine the number of Class A Units or the amount of other consideration to be covered by each option, to approve forms of option agreements, to determine the terms and conditions of any option granted, to amend the terms of any outstanding option granted, to construe and interpret the terms of the 2015 Option Plan, and to take such other action, not inconsistent with the terms of the 2015 Option Plan as it deems appropriate. The exercise price per Class A Unit subject to an option granted under the 2015 Option Plan is also established by the plan administrator and it may not be less than the fair market value per Class A Unit as of the date of grant. The plan administrator has broad discretion to take action under the 2015 Option Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the Class A Units of FAH, LLC, such as a merger or consolidation in which FAH, LLC is not the surviving entity, the sale, transfer or other disposition of all or substantially all of the assets of FAH, LLC, any reverse merger or series of related transactions culminating in a reverse merger, or an acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of FAH, LLC’s outstanding securities. The options granted under the 2015 Option Plan may have a maximum term of not greater than ten years. The board of directors of FAH, LLC may at any time amend, suspend or terminate the 2015 Option Plan, with the approval of the members of FAH, LLC, to the extent necessary to comply with applicable laws and the FAH LLC Agreement.

2017 Incentive Award Plan

We intend to adopt the 2017 Incentive Award Plan, or the 2017 Plan, subject to approval by our stockholders, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2017 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2017 Plan. Following our initial public offering, the 2017 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2017 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2017 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of              shares of our common stock will initially be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2017 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2017 Plan. However, the following shares may not be used again for grant under the 2017 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2017 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2017 Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any director pursuant to the 2017 Plan during any calendar year will be              and the maximum amount that may be paid under a cash award pursuant to the 2017 Plan to any one participant during any calendar year period will be $            .

Awards.    The 2017 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2017 Plan. Certain awards under the 2017 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2017 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan unless and until such awards have vested.

Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to our “covered employees” (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2017 Plan until the earliest to occur of: (1) our annual stockholders’ meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2017 Plan; (3) an exhaustion of the share supply under the 2017 Plan; and (4) the expiration of the 2017 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2017 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) regulatory body approval for commercialization of a product; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2017 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2017 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the 2017 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2017 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2017 Plan after the tenth anniversary of the date on which our board of directors adopts the 2017 Plan.

2017 Executive Annual Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt the Funko, Inc. Executive Annual Incentive Plan, or the Executive Incentive Plan. Upon completion of this offering, annual award opportunities for certain key employees, including our named executive officers, will be granted under the Executive Incentive Plan. The following summary describes what we anticipate to be the material terms of the Executive Incentive Plan.

Administration.    The Executive Incentive Plan will be administered by the compensation committee.

Eligibility.    Executive officers and other key employees of the company and its affiliates will be selected from time to time by the compensation committee to participate in the Executive Incentive Plan.

Awards.    Award opportunities under the Executive Incentive Plan will be granted by the compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the compensation committee). The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms as the compensation committee deems appropriate. The Executive Incentive Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Code as well as awards that are not intended to so qualify.

Performance Criteria.    Awards under the Executive Incentive Plan will be made based on, and subject to achieving, “performance criteria” established by the compensation committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): net sales; system-wide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); adjusted operating income; adjusted net income; adjusted earnings per share; channel revenue; channel revenue growth; franchising commitments; manufacturing profit; manufacturing profit margin; store closures; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of our Class A common stock or other publicly-traded securities; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); adjusted earnings or losses (including adjusted earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital

(including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of our products); points of distribution; gross or net store openings; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of our equity or debt securities; factoring transactions; sales or licenses of our assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; and recruiting and maintaining personnel.

To the extent consistent with the requirements of Section 162(m), the compensation committee may establish that, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

Payment.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied under the award. Following the close of the performance period, the compensation committee will determine (and, to the extent required by Section 162(m), certify) as to whether and to what extent the applicable performance criteria have been satisfied. The compensation committee will then determine the actual payment, if any, under each award.

Payment Limits.    The maximum payment to any participant under the Executive Incentive Plan for any fiscal year will in no event exceed $    .

Amendment and Termination.    The compensation committee may amend or terminate the Executive Incentive Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Related Party Agreements in Effect Prior to this Offering

ACON Acquisition

On October 30, 2015, we consummated the ACON Acquisition pursuant to a Securities Purchase and Contribution Agreement, or SPCA, by and among FAH, LLC, FHL, Funko, LLC, Fundamental, and the sellers named in the SPCA, including certain of our current executive officers and certain holders of 5% or more of our voting securities.

Pursuant to the SPCA, we agreed to make certain earnout payments to the sellers, which payments we refer to as the 2015 Earnout Payment and the 2016 Earnout Payment, upon the achievement of certain performance thresholds and events. Pursuant to the SPCA, ACON agreed, subject to certain exceptions, to make a capital contribution in the amount of $15.0 million in respect of the 2015 Earnout Payment and, under certain circumstances, had the right to make an additional capital contribution in the amount of up to $5.0 million, in each case, in exchange for Class A units of FAH, LLC. ACON also has the right, subject to certain exceptions, to make an additional capital contribution of up to $5.0 million in respect of the 2016 Earnout Payment in exchange for Class A Units of FAH, LLC.

The 2015 Earnout Payment was equal to $40.0 million and was paid to the sellers in June 2016. In connection therewith, $21.2 million was paid to Fundamental, $6.2 million was paid to Mr. Brian Mariotti, our Chief Executive Officer, $0.3 million was paid to Mr. Russell Nickel, our Chief Financial Officer and $3.1 was paid to The Jon P. and Trishawn P. Kipp Children’s Trust uad 5/31/14, which holds more than 5.0% of our voting securities. In connection with the 2015 Earnout Payment, ACON made a capital contribution of $15.0 million and received 15,000 Class A Units of FAH, LLC.

Management Services Agreement

In October 2015, in connection with the ACON Acquisition, ACON Equity Management, L.L.C., or ACON Equity Management, an affiliate of ACON, and Funko, LLC entered into a management services agreement, pursuant to which ACON Equity Management agreed to provide certain financial, operational and other consulting and advisory services to Funko, LLC. Pursuant to the management services agreement, Funko, LLC agreed to pay ACON Equity Management a monitoring fee equal to the greater of (1) $500,000 and (2) 2% of prior year EBITDA (as defined in our Senior Secured Credit Facilities), but in no event shall the monitoring fee exceed for any calendar year $2.0 million. Funko, LLC also agreed to pay ACON Equity Management a one-time advisory fee of $2.0 million in connection with the ACON Acquisition. In addition, Funko, LLC agreed to reimburse ACON Equity Management for all reasonable out-of-pocket costs and expenses incurred in connection with ACON Equity Management’s services under the management services agreement. Funko, LLC also agreed to indemnify ACON Equity Management and its affiliates from and against all loss, liability, suits, claims, costs, damages and expenses, including attorneys’ fees and expenses and including the cost of enforcing the indemnification provisions, in each case, relating to or arising out of the services contemplated in the management services agreement or arising from or in connection with the performance of any such services under the management services agreement. The management services agreement has an initial term of ten years, and is automatically renewable thereafter on a year-to-year basis until ACON Equity Management gives notice of non-renewal, provided that the agreement will terminate automatically immediately prior to the consummation of any sale transaction, including our initial public offering. In the event of any such sale transaction, ACON Equity Management is entitled to receive an accelerated monitoring fee in cash in an amount equal to the then-current monitoring fee payable for the lesser of three years and the remainder of the agreement’s initial ten-year term.

Pursuant to the management services agreement, we incurred monitoring fees of $0.5 million in the three months ended March 31, 2017 and $1.5 million and $0.3 million in the year ended December 31, 2016 and the Successor 2015 Period, respectively. In addition, we recorded an expense for ACON Equity Management’s reimbursable expenses, totaling $0.2 million for the year ended December 31, 2016. For the three months ended March 31, 2017 and the Successor 2015 Period, there were no reimbursable expenses. Upon the consummation of this offering, ACON Equity Management is entitled to receive an accelerated monitoring fee of approximately $5.8 million.

Notes Payable

In October 2015, Mr. Nickel entered into a subscription agreement with FAH, LLC to purchase Class A Units of FAH, LLC having an aggregate purchase price of $150,000. Mr. Nickel entered into a secured promissory note payable to Funko, LLC in an amount equal to the purchase price of the Class A Units of FAH, LLC. Pursuant to a repayment and unit pledge agreement between Mr. Nickel and Funko, LLC, amounts outstanding under the promissory note are secured by all direct or indirect ownership interests of Mr. Nickel in FAH, LLC (or any corporate successor of FAH, LLC), and are required to be repaid, in full or in part, with 100% of the after-tax portion of any cash distribution or dividend in respect of, or upon the transfer, sale or other disposition of, the Class A Units of FAH, LLC. All accrued and unpaid interest and outstanding principal on the promissory note must be paid in full on the earliest to occur of (1) October 30, 2025, (2) the date of certain sale transactions and (3) such time as a corporate successor to FAH, LLC registers shares of its common stock for sale or disposition to the public under the Securities Act.

Amounts outstanding under the promissory note accrues interest at a rate of 8.00%, compounded annually. As of March 31, 2017, the outstanding principal amount of the promissory note was $95,850. Principal payments of $30,909 and $23,241 were made on the promissory note during the three months ended March 31, 2017 and the year ended December 31, 2016, respectively. Interest payments on the promissory note were $2,759 and $10,432, respectively, during such periods. Mr. Nickel intends to repay the promissory note in full prior to the first public filing of the registration statement of which this prospectus forms a part.

In May 2013, in connection with the acquisition by Fundamental Capital, LLC, or Fundamental Capital, of a controlling interest in Funko, LLC, which we refer to as the Fundamental Acquisition, Funko, LLC entered into a note purchase agreement pursuant to which we issued $15.0 million in aggregate principal amount of secured subordinated notes, referred to as the Subordinated Notes, to Gladstone Capital Corporation, or Gladstone Capital, and Gladstone Investment Corporation, or Gladstone Investment, who had a representative on the board of directors of FHL at the time of such transaction. The Subordinated Notes had a six-year maturity and were guaranteed by FHL. Interest on the Subordinated Notes was originally payable in kind and accrued at a rate of 1.50% per year. In November 2014, we amended the note purchase agreement to, among other things, issue an additional $4.0 million in aggregate principal amount of Subordinated Notes to Gladstone Capital and Gladstone Investment, and to replace the pay-in-kind interest rate with a leverage-based variable interest rate ranging from 9.25% to 11.25% per year. The Subordinated Notes were repaid in full in October 2015 in connection with the ACON Acquisition. The largest aggregate principal amount outstanding under the Subordinated Notes during the Predecessor 2015 Period and the year ended December 31, 2014 was $19.0 million. During the Predecessor 2015 Period and the year ended December 31, 2014, we paid $0.1 million in interest and $9.5 million in principal to Gladstone Capital, and $0.1 in interest and $9.5 million in principal to Gladstone Investment.

In May 2013, in connection with the Fundamental Acquisition, Funko, LLC also entered into promissory notes payable to each of Mr. Mariotti, Mr. Jon Kipp, and his brother, Mr. Corwin Kipp, in each case, in a principal amount equal to $0.8 million. The promissory notes had a maturity of six and a half years and accrued interest at a rate of 7.0% per year. The promissory notes were repaid in full in October 2015 in connection with the ACON Acquisition. The largest aggregate principal amount outstanding under these promissory notes during the Predecessor 2015 Period and the year ended December 31, 2014 was $0.8 million. During the Predecessor 2015 Period and the year ended December 31, 2014, we paid $9,828 in interest and $0.8 million in principal to Mr. Mariotti, $9,828 in interest and $0.8 million in principal to Mr. Jon Kipp and $9,828 in interest and $0.8 million in principal to Mr. Corwin Kipp.

Professional Services Agreement

In May 2013, in connection with the Fundamental Acquisition, Funko, LLC entered into a professional services agreement with Fundamental Capital, pursuant to which Fundamental Capital agreed to provide certain financial, marketing and management consulting services to Funko, LLC. Pursuant to the professional services agreement, Funko, LLC agreed to pay Fundamental Capital a monthly management fee equal to (1) $20,833.33 per month for the first 12 calendar months following the date of the agreement, and (2) the greater of (a) $20,833.33 and (b) 1.5% of our gross revenue in the preceding calendar month for each month thereafter. Management fee payments were subject to a subordination agreement with the lender under certain of our then-outstanding indebtedness, which limited the management fees payable each year to $250,000 during the first year following the closing date of the Fundamental Acquisition, and 1.5% of the consolidated revenue of FHL and its subsidiaries for each year thereafter, subject to the satisfaction of certain other conditions. The professional services agreement also provided that Funko, LLC would reimburse Fundamental Capital for reasonable travel expenses and other out-of-pocket fees and expenses incurred in connection with the rendering of services thereunder. Funko, LLC also agreed to indemnify Fundamental Capital and its members, managers, partners, affiliates, officers, agents and employees against any and all loss, liability, suits, claims, costs, damages and expenses (including attorneys’ fees) arising directly or indirectly from the professional services agreement or any performance thereunder, subject to certain exceptions. The professional services agreement was terminated in October 2015 in connection with the ACON Acquisition.

We paid aggregate management fees of $3.3 million and $1.4 million to Fundamental Capital during the Predecessor 2015 Period and the year ended December 31, 2014, respectively, and reimbursed Fundamental Capital for expenses of less than $0.1 million for each period.

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to

purchase (1)        common units (or              common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, and (2)              common units directly from certain of the Original Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

Tax Receivable Agreement

As described in “Our Organizational Structure,” we intend to use the net proceeds from this offering to purchase common units of FAH, LLC directly from FAH, LLC and certain of the Continuing Equity Owners. We expect to obtain an increase in our share of the tax basis of the assets of FAH, LLC in connection with the purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners. In addition, we may obtain an increase in our share of the tax basis of the assets of FAH, LLC in the future, when (as described below under “—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right”) a Continuing Equity Owner receives Class A common stock or cash, as applicable, from us in connection with an exercise of such Continuing Equity Owner’s right to have common units in FAH, LLC held by such Continuing Equity Owner redeemed by FAH, LLC or, at our election, exchanged (which we intend to treat as our direct purchase of common units from such Continuing Equity Owner for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by a Continuing Equity Owner to FAH, LLC for redemption or sold to us upon the exercise of our election to acquire such common units directly) (such basis increases, together with the basis increases in connection with the purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in the Transactions, the “Basis Adjustments”). Any Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the transactions described above, we will enter into a Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that Funko, Inc. actually realizes, or in some circumstances is deemed to realize in its tax reporting, as a result of the transactions described above, including the Basis Adjustments and certain other tax benefits attributable to payments made under the Tax Receivable Agreement. FAH, LLC intends to have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange, and including for this purpose the purchase of common units of FAH, LLC directly from certain Continuing Equity Owners described above) of FAH, LLC common units for Class A common stock or cash occurs. These tax benefit payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in FAH, LLC. In general, the Continuing Equity Owner’s rights under the Tax Receivable Agreement are assignable to transferees of its common units in FAH, LLC (other than Funko, Inc. as transferee pursuant to a redemption or exchange of common units in FAH, LLC).

The actual Basis Adjustments, as well as any amounts paid to the Continuing Equity Owners under the Tax Receivable Agreement will vary depending on a number of factors, including:

•	the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of FAH, LLC at the time of each redemption or exchange;

•	the price of shares of our Class A common stock at the time of the purchases from the Continuing Equity Owners in connection with this offering and any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•	the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Funko, Inc. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, had the Tax Receivable Agreement not been entered into and had there been no tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Equity Owners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

The payment obligations under the Tax Receivable Agreement are obligations of Funko, Inc. and not of FAH, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Equity Owners could be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to FAH, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under our Senior Secured Credit Facilities or any future debt agreements. See “Unaudited Pro Forma Financial Information.” Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming Continuing Equity Owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of (1) a majority of Funko, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the corresponding rules of the                      ), (2) ACON and (3) Fundamental.

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. Although we are not currently aware of any potential challenge, if we subsequently determine that any Basis Adjustments or other tax benefits may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to the Continuing Equity Owners under the Tax Receivable Agreement related to such Basis Adjustments or other tax benefits in an interest-bearing escrow account until such a challenge is no longer possible.

If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the Tax Receivable Agreement, we will place certain subsequent tax benefit payments that would otherwise be made to the Continuing Equity Owners into an interest-bearing escrow account until there is a final determination. We will have full responsibility for, and sole discretion over, all Funko, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Continuing Equity Owners.

Under the Tax Receivable Agreement, we are required to provide the Continuing Equity Owners with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to the sum of the highest rate applicable at the time under the Senior Secured Credit Facilities (or any replacement thereof), plus 200 basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

FAH LLC Agreement

Agreement in Effect Before Consummation of this Offering

FAH, LLC and the Original Equity Owners are parties to the Amended and Restated Limited Liability Company Agreement of FAH, LLC, dated as of October 30, 2015, and as amended by Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of FAH, LLC, dated as of January 10, 2017, which governs the business operations of FAH, LLC and defines the relative rights and privileges associated with the existing units of FAH, LLC. We refer to this agreement as the Existing LLC Agreement. Under the Existing LLC Agreement, the board of directors of FAH, LLC has the sole and exclusive right and authority to manage and control the business and affairs of FAH, LLC, and the day-to-day business operations of FAH, LLC are overseen and implemented by officers of FAH, LLC. Each Original Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new FAH, LLC operating agreement to be adopted in connection with this offering, as described below, at which time the Continuing Equity Owners will continue as members that hold common units in FAH, LLC with the respective rights thereunder.

Agreement in Effect Upon Consummation of this Offering

In connection with the consummation of this offering, we and the Continuing Equity Owners will enter into FAH, LLC’s Amended and Restated Limited Liability Company Agreement, which we refer to as the FAH LLC Agreement.

Appointment as Manager.    Under the FAH LLC Agreement, we will become a member and the sole manager of FAH, LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of FAH, LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of FAH, LLC and the day-to-day management of FAH, LLC’s business. Pursuant to the terms of the FAH LLC Agreement, we cannot, under any circumstances, be removed or replaced as the sole manager of FAH, LLC except by our resignation, which may be given at any time by written notice to the members.

Compensation, Fees and Expenses.    We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by FAH, LLC for reasonable fees and expenses incurred on behalf of FAH, LLC, including all expenses associated with this offering, any subsequent offering of our Class A common stock and maintaining our corporate existence.

Distributions.    The FAH LLC Agreement will require “tax distributions” to be made by FAH, LLC to its members, as that term is used in the agreement, except to the extent such distributions would render FAH, LLC insolvent or are otherwise prohibited by law or our Senior Secured Credit Facilities or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of FAH, LLC, including us, based on such member’s allocable share of the taxable income of FAH,

LLC and an assumed tax rate that will be determined by us, as described below. For this purpose, the taxable income of FAH, LLC, and Funko, Inc.’s allocable share of such taxable income, shall be determined without regard to any Basis Adjustments (as described above under “—Tax Receivable Agreement”). The assumed tax rate for purposes of determining tax distributions from FAH, LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to any one of FAH, LLC’s members, regardless of the actual final tax liability of any such member. The FAH LLC Agreement will also allow for cash distributions to be made by FAH, LLC (subject to our sole discretion as the sole manager of FAH, LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect FAH, LLC may make distributions out of distributable cash periodically and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render FAH, LLC insolvent or are otherwise prohibited by law or our Senior Secured Credit Facility or any of our future debt agreements.

Transfer Restrictions.    The FAH LLC Agreement generally does not permit transfers of common units by members, except for transfers to permitted transferees, transfers pursuant to a drag-along right (as defined below) and transfers approved in writing by us, as manager, and other limited exceptions. In the event of a permitted transfer under the FAH LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of common units that were transferred to such transferee in such permitted transfer.

The FAH LLC Agreement provides that, in the event that our board of directors and our stockholders approve a Qualified Transaction (as defined below), each member of FAH, LLC agrees to sell all of its common units to the acquirer or its designee in such Qualified Transaction for an amount of consideration per common unit equal to the amount of consideration to be received per share of Class A common stock in such Qualified Transaction, and otherwise on the same terms and conditions that apply to the Class A common stock in such Qualified Transaction. We refer to such right as a drag-along right. A “Qualified Transaction” means a bona fide negotiated transaction pursuant to which we consolidate with or merge into any other entity or any other entity merges into us, or any tender offer or share issuance or similar business combination transaction unless (1) if the Class B common stock is outstanding at the time such Qualified Transaction is approved, the Class B common stock remains outstanding after the consummation of such Qualified Transaction or (2) if the Class B common stock is no longer outstanding at the time such Qualified Transaction is approved, stockholders immediately before such Qualified Transaction beneficially own, directly or indirectly immediately following the consummation of such Qualified Transaction, at least a majority of the combined voting power of the outstanding voting securities of the entity resulting from such Qualified Transaction in substantially the same proportion as their ownership of the outstanding securities entitled to vote generally in elections of directors immediately before such Qualified Transaction.

Except for certain exceptions, any transferee of common units must assume, by operation of law or executing a joinder to the FAH LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the FAH LLC Agreement even if the transferee is not admitted as a member of FAH, LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the FAH LLC Agreement.

Recapitalization.    The FAH LLC Agreement will recapitalize the units currently held by the existing members of FAH, LLC into a new single class of common units of FAH, LLC. The FAH LLC Agreement will also reflect a split of common units such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of underwriting discounts and commissions. Each common unit generally will entitle the holder to a pro rata share of the net profits and net losses and distributions of FAH, LLC.

Maintenance of One-to-one Ratio between Shares of Class A Common Stock and Common Units Owned by the Company and One-to-one Ratio between Shares of Class B Common Stock and Common Units Owned by the Continuing Equity Owners.    The FAH LLC Agreement requires FAH, LLC to take all actions with respect to its common units, including reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (2) FAH, LLC at all times maintain (a) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of common units owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and the number of common units owned by the Continuing Equity Owners. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of FAH, LLC. In addition, the Class A common stock ratio requirement disregards all common units at any time held by any other person, including the Continuing Equity Owners and the holders of options over common units. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the FAH LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding common units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the FAH LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in FAH, LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. FAH, LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the common units that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of common units owned by us and the number of outstanding shares of our Class A common stock, or (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of common units owned by the Continuing Equity Owners and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

Issuance of Common Units upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us (as opposed to options issued by FAH, LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from FAH, LLC a number of common units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of FAH, LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in FAH, LLC equal to the aggregate value of such shares of Class A common stock and FAH, LLC will issue to us a number of common units equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of FAH, LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to FAH, LLC (or the applicable subsidiary of FAH, LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of FAH, LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to FAH, LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, FAH, LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in FAH, LLC equal to the purchase price for such shares in exchange for an equal number of common units of FAH, LLC.

Dissolution.    The FAH LLC Agreement will provide that the consent of Funko, Inc. as the managing member of FAH, LLC and members holding a majority of the voting units will be required to voluntarily dissolve FAH, LLC. In addition to a voluntary dissolution, FAH, LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up FAH, LLC; (2) second, to pay debts and liabilities owed to creditors of FAH, LLC, other than members; and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in FAH, LLC (as determined based on the number of common units held by a member relative to the aggregate number of all outstanding common units).

Confidentiality.    We, as manager, and each member agree to maintain the confidentiality of FAH, LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the FAH LLC Agreement or approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer or the General Counsel of either Funko, Inc. or FAH, LLC.

Indemnification.    The FAH LLC Agreement will provide for indemnification of the manager, members and officers of FAH, LLC and their respective subsidiaries or affiliates.

Common Unit Redemption Right.    The FAH LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their common units redeemed for, at our option, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. In connection with the exercise of the redemption or exchange of common units (1) the Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, which we will cancel for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged and (2) all redeeming members will surrender common units to FAH, LLC for cancellation.

Each Continuing Equity Owners’ redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such common units redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.

The FAH LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash or shares of our Class A common stock, as applicable, to FAH, LLC in exchange for an amount of newly-issued common units in FAH, LLC that will be issued to us equal to the number of common units redeemed from the Continuing Equity Owner. FAH, LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Funko, Inc. of cash or our Class A common stock, as applicable, for such common units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of common units that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Stockholders Agreement

Pursuant to the Stockholders Agreement, ACON will have the right to designate certain of our directors, or the ACON Directors, which will be three ACON Directors for as long as ACON directly or indirectly, beneficially owns, in the aggregate, 35% or more of our Class A common stock, two ACON Directors for so long as ACON, directly or indirectly, beneficially owns, in the aggregate, less than 35% but 25% or more of our Class A common stock and one ACON Director for as long as ACON, directly or indirectly, beneficially owns, in the aggregate, less than 25% but 15% or more of our Class A common stock (assuming in each such case that all outstanding common units in FAH, LLC are redeemed for newly issued shares of our Class A common stock on a one-for-one basis). In addition, Fundamental will also have the right to designate one of our directors, or the Fundamental Director, for as long as Fundamental, directly or indirectly, beneficially owns, in the aggregate, 15% or more of our Class A common stock (assuming that all outstanding common units in FAH, LLC are redeemed for newly issued shares of our Class A common stock on a one-for-one basis). Each of ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the ACON Directors, the Fundamental Director and Mr. Mariotti for as long as he is our Chief Executive Officer. Additionally, pursuant to the Stockholders Agreement, we shall take commercially reasonable action to cause (1) the board of directors to be comprised of at least seven directors; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors; and (4) an ACON Director to be the chairperson of the board of directors (as defined in the amended and restated bylaws). The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”

The Stockholders Agreement will terminate upon the earlier to occur of (1) each of ACON and Fundamental no longer have any right to designate a director as set forth in the Stockholders Agreement, and (2) the unanimous written consent of the parties to the Stockholders Agreement.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with ACON, Fundamental and certain members of management in connection with this offering. The Registration Rights Agreement will provide ACON with certain “demand” registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, ACON can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their common units in FAH, LLC. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement. The Registration Rights Agreement will provide that we will pay certain expenses of the registration rights holders in connection with the exercise of their registration rights, and that we will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act or other federal or state securities laws.

Employment Agreements

We intend to enter into an employment agreement with each of our named executive officers in connection with this offering. See “Executive Compensation—Executive Compensation Arrangements.”

Director and Officer Indemnification and Insurance

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests, improper valuation or the perception thereof. Prior to the consummation of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the          . Under the new policy:

•	any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•	any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director should consider whether such transaction would compromise the director’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the              and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each common unit (other than common units held by us) is redeemable from time to time at each holder’s option for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” In connection with this offering, we will issue to each Continuing Equity Owner for nominal consideration one share of Class B common stock for each common unit of FAH, LLC it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of common units of FAH, LLC each such Continuing Equity Owner will own immediately after this offering. Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $          per share (the midpoint of the price range listed on the cover page of this prospectus). See “The Offering.”

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of              shares of our Class A common stock outstanding and              shares of our Class B common stock outstanding. Unless otherwise indicated, the address of all listed stockholders is 2802 Wetmore Avenue, Everett, WA 98201.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transactions and After this Offering (No Exercise of Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise of Option)
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:
ACON Funko Investors, L.L.C.(3)
Entities affiliated with Fundamental Capital Partners, LLC(4)
The John P. and Trishawn P. Kipp Children’s Trust uad 5/31/2014(5)
Named Executive Officers and Directors:
Brian Mariotti(6)
Russell Nickel(6)
Michael McBreen(6)
Tracy Daw(6)
Ken Brotman
Gino Dellomo
Charles Denson(6)
Adam Kriger(6)
Richard McNally(6)
All executive officers and directors as a group (9 individuals)

*	Represents beneficial ownership of less than 1%.
(1)	Each common unit (other than common units held by us) is redeemable from time to time at each holder’s option for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” In these tables, beneficial ownership of common units has been reflected as beneficial ownership of shares of our Class A common stock for which such common units may be exchanged. When a common unit is exchanged by a Continuing Equity Owner who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.
(2)	Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate.
(3)

ACON Funko Manager, L.L.C. is the sole manager of, and exercises voting and investment power over shares held by, ACON Funko Investors, L.L.C. Voting and investment decisions at ACON Funko Manager, L.L.C. are made by a board of managers, the members of which are Bernard Aronson, Kenneth Brotman, Jonathan Ginns, Daniel Jinich, Andre Bhatia and Aron Schwartz. The address of ACON Funko Investors, L.L.C. and ACON Funko Manager is 1133 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036.
(4)	Includes (a) shares of Class A common stock held by Fundamental Capital, LLC and (b) shares of Class A common stock held by Funko International, LLC. Fundamental Capital, LLC is the General Manager of Funko International, LLC. Fundamental Capital Partners, LLC is the Manager of Fundamental Capital, LLC. Richard McNally and Kevin Keenly are the sole members of and hold voting membership interests in Fundamental Capital Partners, LLC. Each of Mr. McNally and Mr. Keenly disclaim beneficial ownership of the Class A common stock held by Fundamental Capital, LLC and Funko International, LLC. The address of each of the foregoing is 4 Embarcadero Center, Suite 1400, San Francisco, California 94111. All shares of Class A common stock shown as beneficially owned by Fundamental Capital, LLC and Funko International, LLC represent shares of Class A common stock that may be acquired upon the exchange of common units of FAH, LLC for Class A common stock on a one-for-one basis.
(5)	Includes (a) Class A common stock held by The Jon P. and Trishawn P. Kipp Children’s Trust uad 5/31/2014 (the “Trust”) and (b) Class A common stock that may be deemed to be held by Mr. and Mrs. Kipp. Mrs. Kipp is the sole trustee of the Trust, and in such capacity may be deemed to beneficially own the Class A common stock held by the Trust. All shares of Class A common stock shown as beneficially owned by the Trust and Mr. and Mrs. Kipp represent shares of Class A common stock that may be acquired upon the exchange of common units of FAH, LLC for Class A common stock on a one-for-one basis.
(6)	All shares of Class A common stock shown as beneficially owned by such individual represent shares of Class A common stock that may be acquired upon the exchange of common units of FAH, LLC for Class A common stock on a one-for-one basis.

DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $0.0001 per share;

•	shares of Class B common stock, par value $0.0001 per share; and

•	shares of preferred stock, par value $0.0001 per share.

We are selling                  shares of Class A common stock in this offering (                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing                  shares of Class B common stock to the Continuing Equity Owners simultaneously with this offering for nominal consideration.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. The holders of shares of our Class B common stock do not have cumulative voting rights in the election of directors.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of common units of FAH, LLC held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of common units of FAH, LLC. Only permitted transferees of common units held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, the Continuing Equity Owners will own                  shares of our Class B common stock.

Preferred Stock

Upon the consummation of this offering and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, the total of our authorized shares of preferred stock will be                  shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Registration Rights

We intend to enter into a Registration Rights Agreement with ACON, Fundamental and certain members of management in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Relating to this Offering and Ownership of our Class A Common Stock—We do not intend to pay dividends on our Class A common stock for the foreseeable future.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing

standards of the                     . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right,” funding of redemptions of common units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Pursuant to the terms of the Stockholders Agreement, directors designated by ACON or Fundamental may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of our outstanding shares of common stock representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of common stock entitled to vote thereon, and at such time as ACON, directly or indirectly, beneficially owns in the aggregate, less than a majority of all of the outstanding common units of FAH, LLC, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written consent in lieu of a meeting.

Special Meetings of Stockholders

Our amended and restated bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, except that at such time as ACON, directly or indirectly, beneficially owns in the aggregate, a majority of all of the outstanding common units of FAH, LLC, a majority of our stockholders may also call special meetings of our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon consummation of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors. At such time as ACON, directly or indirectly, beneficially owns in the aggregate, less than a majority of all of the outstanding common units of FAH, LLC, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate, and any amendment of our certificate that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class. At such time as ACON, directly or indirectly, own in the aggregate, less than a majority of all of the outstanding common units of FAH, LLC, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions contained in our certificate described above.

Section 203 of the DGCL

We will opt out of Section 203 of the DGCL. However, our certificate will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. However, in our case, ACON and Fundamental and any of their respective affiliates and any of their respective direct or indirect transferees receiving 15% or more of our outstanding voting stock will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or the WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting power of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things, any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders. We will be considered a “target corporation” so long as our principal executive office is located in Washington and (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington, (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington, and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by state residents; or (c) 1,000 or more of our stockholders of record are resident in the state. If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, if any director or stockholder, other than director or stockholder who is not employed by us or our affiliates acting in their capacity as our director or stockholder who is not employed by us or our affiliates, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Funko, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Funko, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                     .

Trading Symbol and Market

We intend to apply to list our Class A common stock on the                      under the symbol “FNKO.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

General

On October 30, 2015, in connection with the ACON Acquisition, FAH, LLC, FHL and Funko, LLC, which we refer to collectively as the Borrowers, entered into a credit agreement with PNC Bank, National Association, as administrative agent, Cerebus Business Finance, LLC, as collateral agent, and the other lenders party thereto, which provided for a $175.0 million term loan facility, which we refer to as the Term Loan A Facility, and a $50.0 million asset-based revolving credit facility (including a $3.0 million letter of credit sublimit), which we refer to as the Revolving Credit Facility, and, together with the Term Loan A Facility and the Term Loan B Facility (as defined below), the Senior Secured Credit Facilities. Proceeds from the Term Loan A Facility were used to finance a portion of the purchase price for the ACON Acquisition, refinance outstanding indebtedness, pay related fees and expenses and fund working capital and other general corporate purposes of the Borrowers.

On September 8, 2016, we entered into an amendment to the credit agreement to, among other things, increase borrowings under the Term Loan A Facility by $50.0 million, permit FAH, LLC to make distributions to its direct and indirect investors with proceeds from the additional borrowings, change the interest rate applicable to borrowings under the Revolving Credit Facility and make certain other changes to certain covenants and definitions. Proceeds from the additional Term Loan A Facility borrowings were used to fund a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management.

On October 13, 2016, we entered into a second amendment to the credit agreement to revise the definition of our fixed charge coverage ratio.

On January 17, 2017, we entered into a third amendment to the credit agreement to, among other things, provide for an additional $50.0 million term loan facility, which we refer to as the Term Loan B Facility (and, together with the Term Loan A Facility, the Term Loan Facilities), increase commitments under the Revolving Credit Facility to $80.0 million, permit FAH, LLC to make a distribution to its direct and indirect investors with proceeds from the Term Loan B Facility and make certain other changes to certain covenants and definitions. Proceeds from the Term Loan B Facility were used to fund a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain of our executive officers and other employees. In connection with the third amendment, we issued warrants to the lenders to purchase 1,774 Class A Units and 94 common units of FAH, LLC.

Interest Rates and Fees

Borrowings under the Term Loan A Facility accrue interest at a rate per year equal to, at our option (subject to the terms of the credit agreement), either (1) the Reference Rate plus a margin of 6.25%, or (2) the LIBOR Rate plus a margin of 7.25%. The Reference Rate is defined as the greatest of (a) a commercial lending rate publicly announced by the Reference Bank (as defined in the credit agreement), (b) the federal funds open rate plus 0.50% per year, and (c) the one-month LIBOR published in the Wall Street Journal, or the Daily LIBOR Rate, plus 1.00% per year, subject to a 3.00% floor. The LIBOR Rate is defined as the applicable London Interbank Offered Rate for U.S. dollar deposits, subject to a 1.00% floor, divided by 1.00 minus the maximum effective reserve percentage for Eurocurrency funding.

Borrowings under the Term Loan B Facility bear interest at a rate per year equal to, at our option (subject to the terms of the credit agreement), either (1) the Reference Rate plus a margin of 9.00% per year or (2) the LIBOR Rate Plus a margin of 10.00% per year.

Borrowings under the Revolving Credit Facility bear interest at the at a rate equal to the one-month LIBOR published in The Wall street Journal plus a margin of 2.50% per year. Under the terms of the Revolving Credit Facility, we can borrow up to an amount, or the Borrowing Base, equal lesser of (1) 70.0% of the book value of Eligible Inventory (as defined in the credit agreement) (or, if less, 85.0% of its orderly liquidation value), (2) the lesser of (a) 10.0% of the aggregate outstanding commitments under the Revolving Credit Facility, or the Maximum Revolving Loan Amount, and (b) 70.0% of the book value of Eligible In-Transit Inventory (as defined in the credit agreement) (or, if less, 85.0% of its orderly liquidation value), (3) 85.0% of the net amount of Eligible Domestic Accounts Receivable (as defined in the credit agreement), (4) the lesser of (a) 20.0% of the Maximum Revolving Loan Amount and (b) 85.0% of the net amount of Eligible Foreign Accounts Receivable (as defined in the credit agreement) plus (5) the lesser of (a) 30.0% of the Maximum Revolving Loan Amount and (b) 70.0% of the book value of Eligible Special Inventory (as defined in the credit agreement) (or, if less, 85.0% of its orderly liquidation value), up to $80.0 million. The book value of Eligible Inventory, Eligible In-Transit Inventory and Eligible Special Inventory is determined by the lower of cost or market value. The amount available for borrowing under the Revolving Credit Facility may also be reduced by certain reserve amounts that may be established by the administrative agent from time to time.

In addition to paying interest on the principal amounts outstanding under the Senior Secured Credit Facilities, we are required to pay an unused line fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate of 0.375% per year. We also pay customary letter of credit and agency fees.

Mandatory Prepayments

The credit agreement requires the Borrowers to prepay amounts outstanding under the Senior Secured Credit Facilities, subject to certain exceptions (and, with respect to clauses (1) and (3) below, certain limited reinvestment rights), with: (1) 100% of the net cash proceeds of non-ordinary course asset sales and other dispositions of assets, to the extent the aggregate amount of such net cash proceeds exceeds $500,000 in any fiscal year; (2) 100% of the net cash proceeds of any indebtedness (other than certain permitted indebtedness); and (3) 100% of any casualty insurance or condemnation proceeds, net of reasonable collection expenses, received in respect of any collateral, to the extent the aggregate amount of such proceeds exceed $500,000 in any fiscal year (except that such threshold shall not apply after the occurrence and during the continuation of an event of default).

In addition, following the end of each fiscal year, the Borrowers are required to prepay the outstanding principal amount of all loans under the Senior Secured Credit Facilities in an aggregate amount equal to 60% of excess cash flow for such fiscal year if the senior leverage ratio is greater than or equal to 2.75:1.00, which percentage is reduced to 35% if the senior leverage ratio is less than 2.75:1.00 but greater than or equal to 2.00:1.00, and to 0.0% if the senior leverage ratio is less than 2.00:1.00. After such time as we have voluntarily prepaid at least $10.0 million in term loans (excluding any excess cash flow prepayments), the excess cash flow prepayment percentages will be reduced to 50.0% (for a senior leverage ratio of greater than or equal to 2.75:1.00), 25.0% (for a senior leverage ratio of less than 2.75:1.00 but greater than or equal to 2.00:1.00), and 0.0% (for a senior leverage ratio of less than 2.00:1.00). In addition, after such time as we have voluntarily prepaid at least $10.0 million in term loans (excluding any excess cash flow prepayments), the amount of any required excess cash flow prepayment may be reduced by the aggregate principal amount of all additional voluntary term loan prepayments made during such fiscal year.

In general, the mandatory prepayments described above will be applied first to the Term Loan Facilities (ratably against the next four quarters of scheduled amortization, then ratably against their respective balances) and then to the Revolving Facility, except that the proceeds of any casualty insurance or non-ordinary course dispositions with respect to inventory will be applied first to the Revolving Facility. Any prepayments must be accompanied by accrued and unpaid interest on the principal amount being prepaid and customary “breakage” costs, if any, with respect to prepayments of LIBOR Rate borrowings. In addition, prepayments of outstanding borrowings under the Term Loan Facilities required to be made with the proceeds of asset sales or other dispositions, or with the proceeds of indebtedness (in each case, as described above) must be accompanied by any applicable prepayment premium, as described below under “—Voluntary Prepayment.”

In addition to the foregoing, the Borrowers will be required to prepay amounts outstanding under the Revolving Credit Facility (or provide cash collateral up to the amount of any outstanding letter of credit obligations) to the extent outstanding borrowings under the Revolving Credit Facility, together with any outstanding letter of credit obligations, exceed the Borrowing Base.

Additionally, after the occurrence and during the continuation of an event of default, or if the average availability under the Revolving Credit Facility during any consecutive 30-day period is not greater than 10.0% of the Maximum Revolving Loan Amount, all amounts received in certain controlled deposit accounts that the Loan Parties are required to maintain pursuant to the credit agreement will be swept into the administrative agent’s account and used to prepay amounts outstanding under the Revolving Credit Facility (or cash collateralize any outstanding letter of credit obligations). Such cash sweep will be discontinued in the event the average availability under the Revolving Credit Facility exceeds 10.0% of the Maximum Revolving Loan Amount for 60 consecutive days (provided the depository bank permits such discontinuation).

Voluntary Prepayment

We may voluntarily prepay outstanding borrowings under the Term Loan Facilities as long as after giving effect to such prepayment, we have availability under the Revolving Credit Facility as of such date, and average availability under the Revolving Credit Facility over the preceding 30-day period (assuming that such proposed payment and any borrowings under the Revolving Credit Facility used to fund such payment were made on the first day of such period), of at least $10.0 million. Any such prepayment must generally be accompanied by the applicable prepayment premium, if any, subject to certain exceptions (including prepayments of borrowings under the Term Loan B Facility with the proceeds of our initial public offering or certain private placements).

The applicable prepayment premium for prepayments of the Term Loan A Facility on or prior to October 30, 2017 is equal to 1.00% of the principal amount prepaid. No prepayment premium is due for prepayments made after October 30, 2017. The applicable prepayment premium for prepayments of the Term Loan B Facility is equal to (1) 2.00% of the principal amount prepaid, for prepayments made on or prior to January 17, 2018, (2) 1.00% of the principal amount prepaid, for prepayments made during the period after January 17, 2018 through and including January 17, 2019, and (3) zero, thereafter.

All voluntary prepayments must be accompanied by accrued and unpaid interest on the principal amount being prepaid and customary “breakage” costs, if any, with respect to prepayments of LIBOR Rate borrowings.

In addition, we may permanently reduce the unutilized portion of commitments under the Revolving Credit Facility, provided that we do not reduce the total amount of revolving commitments below $25.0 million (except in connection with a permanent reduction of such commitments to zero).

Any reduction in revolving commitments must generally be accompanied by the applicable prepayment premium, which, on or prior to October 30, 2017, is equal to 1.00% of the amount by which such commitments are reduced. No premium is due for reductions made after October 30, 2017.

Amortization and Final Maturity

The Term Loan A Facility is payable in quarterly installments of $2.15 million per quarter. The Term Loan B Facility is payable in monthly installments of $1.0 million per month; provided that we may forego any installment payment due with respect to the Term Loan B Facility on or prior to December 31, 2017 by providing notice to the administrative agent and paying an installment waiver fee of $110,000 on or prior to the date such installment payment would have been due. The remaining unpaid balance on the Term Loan Facilities, together with all accrued and unpaid interest thereon, is due and payable on the earlier of October 30, 2021 and the date all commitments under the Revolving Credit Facility are terminated. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on October 31, 2021.

Guarantees and Security

The Borrowers’ obligations under the Senior Secured Credit Facilities are required to be guaranteed by each of the Borrowers’ future direct and indirect subsidiaries, other than certain foreign and other excluded subsidiaries (any such subsidiary guarantors, together with the Borrowers, we refer to as the Loan Parties. All obligations under the Senior Secured Credit Facilities are, and any future guarantees of those obligations will be, secured by, among other things, and in each case subject to certain exceptions: (1) a first-priority pledge of all of the capital stock or other equity interests held by each Loan Party (which pledge, in the case of the voting capital stock of a controlled foreign corporation, may be limited to 65.0% of such capital stock), and (2) a first-priority pledge in substantially all of the other tangible and intangible assets of each Loan Party.

Covenants and Other Matters

The credit agreement governing the Senior Secured Credit Facilities contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of the Loan Parties to:

•	incur additional indebtedness;

•	incur certain liens;

•	consolidate, merge or sell or otherwise dispose of their assets;

•	alter the business conducted by them and their subsidiaries;

•	make investments, loans, advances, guarantees and acquisitions;

•	enter into sale and leaseback transactions;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	enter into transactions with affiliates;

•	enter into agreements restricting their subsidiaries’ ability to pay dividends;

•	issue or sell equity interests or securities convertible into or exchangeable for equity interests;

•	redeem, repurchase or refinance other indebtedness; and

•	amend or modify their governing documents.

In addition, the credit agreement requires FAH, LLC and its subsidiaries to comply on a quarterly basis with a maximum senior leverage ratio and a minimum fixed charge coverage ratio (in each case, measured on a trailing four-quarter basis). For the quarter ended December 31, 2016, the maximum senior leverage ratio was 3.56:1.00, and the minimum fixed charge coverage ratio was 1.10:1.00. We were in compliance with each of these covenants as of March 31, 2017. The maximum senior leverage ratio will become more restrictive over time, stepping down to 3.40:1.00 for the quarter ended March 31, 2017, and on a quarterly basis thereafter until the quarter ending December 31, 2017, when the maximum senior leverage ratio for such quarter and for each quarter thereafter shall be 2.83:1.00.

The credit agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Senior Secured Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control. The credit agreement defines “change of control” to include, among other things, ACON and its affiliates ceasing to own and control, directly or indirectly, (1) prior to our initial public offering (or certain private placements), at least a majority of the aggregate outstanding voting and economic power of FAH, LLC, and (2) after such time, (a) at least 25.0% of the aggregate outstanding voting and economic power of FAH, LLC, and (b) a greater percentage of the voting power of FAH, LLC than any other person or group.

The foregoing summary describes the material provisions of the Senior Secured Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the agreements governing the Senior Secured Credit Facilities, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of common units of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on the                 , we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock, assuming the issuance of                  shares of Class A common stock offered by us in this offering and the issuance of                  shares of Class A common stock to the Former Equity Owners in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, each common unit held by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—FAH LLC Agreement.” Upon consummation of this offering, our Continuing Equity Owners will hold                      common units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with ACON, Fundamental and certain members of management that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers and directors and the Original Equity Owners will agree that, without the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

The representatives of the underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives of the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume in our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the                      concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our 2017 Plan. As of                 , 2017, options to purchase                  shares of Class A common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to our 2017 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder’s disposition of or the Non-U.S. Holder’s holding period for, our Class A common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Such certification or exemption must typically be evidenced by a Non-U.S. Holder’s delivery of a properly executed IRS Form W-8BEN-E. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and the Original Equity Owners have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans, among other exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the Class A common stock on the                      under the symbol “FNKO.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, Piper Jaffray & Co. received a customary arrangement fee for acting as sole debt placement agent for the Term Loan B Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of FAH, LLC and its subsidiaries as of December 31, 2016 and 2015, for the year ended December 31, 2016, for the periods from October 31, 2015 through December 31, 2015 (Successor) and from January 1, 2015 through October 30, 2015 (Predecessor) and the balance sheet of Funko, Inc. as of April 21, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC 0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.funko.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Funko, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of April 21, 2017	F-3
Notes to Balance Sheet	F-4

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Consolidated Financial Statements Years Ended December 31, 2016 and 2015 and as of December 31, 2016 and 2015
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets	F-6
Consolidated Statements of Operations	F-7
Consolidated Statements of Members’ Equity	F-8
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-10

Interim Condensed Consolidated Financial Statements (Unaudited) Three Months Ended March 31, 2017 and 2016 and as of March 31, 2017 and December 31, 2016
Condensed Consolidated Balance Sheets	F-29
Condensed Consolidated Statements of Operations	F-30
Condensed Consolidated Statements of Comprehensive Income (Loss)	F-31
Condensed Consolidated Statements of Members’ Equity	F-32
Condensed Consolidated Statements of Cash Flows	F-33
Notes to Condensed Consolidated Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

Funko, Inc.

We have audited the accompanying balance sheet of Funko, Inc. (the “Company”) as of April 21, 2017. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Funko, Inc. as of April 21, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

April 28, 2017

Funko, Inc.

Balance Sheet

April 21, 2017
Assets	$—
Commitments and contingencies	—
Stockholder’s equity:
Common stock, par value $0.0001 per share; 100 shares authorized, issued and outstanding	—
Total stockholder’s equity	$—

Funko, Inc.

Notes to Balance Sheet

1.	Organization

Funko, Inc. (the “Company”) was formed as a Delaware corporation on April 21, 2017. The Company was formed for the purpose of completing a public offering of its Class A Common Stock and related transactions in order to carry on the business of Funko Acquisition Holdings, L.L.C. The Company will be the sole managing member of Funko Acquisition Holdings, L.L.C. and will operate and control all of the business and affairs of Funko Acquisition Holdings, L.L.C. and, through Funko Acquisition Holdings, L.L.C and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes. Funko Acquisition Holdings, L.L.C. will continue to be recognized as a limited liability company, a pass-through entity for income tax purposes.

3.	Stockholder’s Equity

The Company is authorized to issue 100 shares of Common Stock, par value $0.0001 per share, 100 shares of which have been issued and were outstanding as of April 21, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of

Funko Acquisition Holdings, L.L.C. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Funko Acquisition Holdings, L.L.C. and Subsidiaries as of December 31, 2016 and 2015 (Successor), and the related consolidated statements of operations, members’ equity and cash flows for the year ended December 31, 2016, for the period from October 31, 2015 through December 31, 2015 (Successor), and the period from January 1, 2015 through October 30, 2015 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funko Acquisition Holdings, L.L.C. and Subsidiaries as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016, for the period from October 31, 2015 through December 31, 2015 (Successor), and for the period from January 1, 2015 through October 30, 2015 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

April 28, 2017

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$6,161	$24,411
Accounts receivable, net	83,607	47,942
Inventory	43,616	49,629
Prepaid expenses and other current assets	19,040	12,368

Total current assets	152,424	134,350

Property and equipment, net	25,473	15,324
Goodwill	97,453	97,453
Intangible assets, net	243,796	256,741
Other assets	3,091	1,462

Total assets	$522,237	$505,330

Liabilities and Members’ Equity
Current liabilities:
Line of credit	$6,729	$—
Current portion of long-term debt, net of unamortized discount	7,130	5,626
Accounts payable	23,653	9,490
Accrued royalties	21,284	13,564
Accrued expenses and other current liabilities	13,746	11,278
Current portion of contingent consideration	25,000	38,879

Total current liabilities	97,542	78,837

Long-term debt	203,894	164,220
Contingent consideration	—	18,463
Deferred rent	3,424	254
Commitments and contingencies (Note 13)
Members’ equity:
Class A units, $1,000 par value; unlimited units authorized; 219,311 units and 204,311 units issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	219,311	204,311
Common units, no par value; 12,500 units and 10,000 units authorized; 11,578 units and 7,500 units issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	—	—
Senior Preferred units, $1,000 par value; no units authorized, issued, and outstanding as of December 31, 2016 and December 31, 2015	—	—
Home Run units, no par value; 11,724 units authorized; 11,724 units issued and outstanding as of December 31, 2016 and December 31, 2015	—	—
Additional paid-in-capital	58,090	46,290
Accumulated deficit	(60,024)	(7,045)

Total members’ equity	217,377	243,556

Total liabilities and members’ equity	$522,237	$505,330

See accompanying notes to consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Consolidated Statements of Operations

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
Net sales	$426,717	$56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)	280,396	44,485	131,621
Selling, general, and administrative expenses	77,525	13,894	37,145
Acquisition transaction costs	1,140	7,559	13,301
Depreciation and amortization	23,509	3,370	5,723

Total operating expenses	382,570	69,308	187,790

Income (loss) from operations	44,147	(12,743)	29,701
Interest expense, net	17,267	2,818	2,202

Net income (loss)	$26,880	$(15,561)	$27,499

See accompanying notes to consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Consolidated Statements of Members’ Equity

(in thousands)

	Preferred Units		Common Units		Class A Units		HR Units		Common Units		Recourse Loans To Management	Undistributed Earnings (Accumulated Deficit)	Members’ Equity
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Predecessor—January 1, 2015	13,000	$18,257	1,000	$—								$18,494	$36,751
Equity-based compensation				9,925									9,925
Options exercised, settled in cash			688	3,170									3,170
Net income												27,499	27,499
Distributions to members												(12,171)	(12,171)

Predecessor—October 30, 2015	13,000	$18,257	1,688	$13,095	—	$—	—	$—	—	$—	$—	$33,822	$65,174

Successor—October 31, 2015
Members’ contributions					125	$116,120		$—		$—	$—	$9,431	$125,551
Fair value of carryover equity instruments					78	128,433							128,433
Equity instruments issued as purchase consideration							12	649					649
Equity-based compensation						4,204			8	280			4,484
Net loss												(15,561)	(15,561)
Recourse loans to management					1	915					(915)		—

Successor—December 31, 2015	—	$—	—	$—	204	$249,672	12	$649	8	$280	$(915)	$(6,130)	$243,556

Members’ contributions					15	24,431						(9,431)	15,000
Equity-based compensation						240			4	2,129			2,369
Net income												26,880	26,880
Recourse loans to management											142		142
Distributions to members												(70,570)	(70,570)

Successor—December 31, 2016	—	$—	—	$—	219	$274,343	12	$649	12	$2,409	$(773)	$(59,251)	$217,377

See accompanying notes to consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
Operating Activities
Net income (loss)	$26,880	$(15,561)	$27,499

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	23,509	3,370	5,723
Equity-based compensation	2,369	4,484	9,925
Contingent consideration	5,503	1,540	—
Accretion of discount on long-term debt	1,150	164	—
Amortization of debt issuance costs	248	253	732
Changes in operating assets and liabilities:
Accounts receivable, net	(33,624)	6,111	(36,133)
Inventory	6,013	10,239	(17,980)
Prepaid expenses and other assets	(8,549)	52	(6,000)
Accounts payable	14,652	(1,858)	16,692
Accrued royalties	7,720	7,956	(54)
Accrued expenses and other liabilities	3,597	(2,640)	8,134

Net cash provided by operating activities	49,468	14,110	8,538

Investing Activities
Acquisitions, net of cash	(903)	(241,479)	(1,090)
Purchase of property and equipment	(21,202)	(2,942)	(8,953)

Net cash used in investing activities	(22,105)	(244,421)	(10,043)

Financing Activities
Borrowings on line of credit	57,741	11,513	198,607
Payments on line of credit	(51,012)	(38,270)	(177,741)
Proceeds from long-term debt, net	47,628	169,682	—
Payments of long-term debt	(7,600)	(20,000)	(475)
Repayment of related-party note	—	(2,500)	—
Debt issuance costs	—	(1,520)	—
Contingent consideration	(36,942)	—	—
Contributions from members	15,000	125,551	—
Distributions to members	(70,428)	—	(12,171)
Proceeds from exercise of equity-based options	—	—	3,170

Net cash (used in) provided by financing activities	(45,613)	244,456	11,390

Net (decrease) increase in cash and cash equivalents	(18,250)	14,145	9,885
Cash and cash equivalents at beginning of period	24,411	10,266	381

Cash and cash equivalents at end of period	$6,161	$24,411	$10,266

Supplemental Cash Flow Information
Cash paid for interest	$12,455	$1,496	$1,756
Accrual of property and equipment—non cash	(489)	1,377	512
Issuance of common units for acquisition—non cash	—	129,997	—
Issuance (reimbursement) of management recourse loans—non cash	(142)	915	—
Tenant allowance—non cash	2,041	—	—

See accompanying notes to consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business, Organization, and Basis of Presentation

Funko Acquisition Holdings, L.L.C. (together with its subsidiaries, the “Company” or “FAH, LLC”) is a Delaware limited liability company. The Company is headquartered in Everett, Washington and is a leading pop culture consumer products company. The Company designs, sources, and distributes licensed pop culture products across multiple categories, including figures, plush and accessories.

FAH, LLC is a holding company with no operating assets or operations and was formed on September 24, 2015. FAH, LLC owns 100% of Funko Holdings LLC, a Delaware limited liability company (“FHL”), which is also a holding company with no operating assets or operations, and which was formed on May 28, 2013. FHL owns 100% of Funko, LLC, a limited liability company formed in the state of Washington, which is the Company’s operating entity.

On October 30, 2015, ACON Funko Investors, L.L.C., through FAH, LLC, acquired a controlling interest in FHL and its subsidiary, Funko, LLC. As a result of this acquisition (the “ACON Acquisition”), which is discussed further in Note 3, Acquisitions, the financial information for the period after October 30, 2015 represents the consolidated financial information of the “Successor” company. Prior to and including October 30, 2015, the consolidated financial statements include the accounts of the “Predecessor” company. Financial information in the Predecessor period principally relates to FHL and its subsidiary Funko, LLC. References to the “Successor 2015 Period” refer to the period from October 31, 2015 through December 31, 2015. References to the “Predecessor 2015 Period” refer to the period from January 1, 2015 through October 30, 2015, prior to the ACON Acquisition.

Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable. See Note 3, Acquisitions, for additional information. As the Predecessor and the Successor have the same accounting policies, no conforming accounting policy adjustments were necessary.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All intercompany transactions and balances are eliminated in consolidation.

Certain prior year balances in the consolidated financial statements have been reclassified to conform with the current year presentation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Cash Equivalents

Cash equivalents include amounts due from third-party financial institutions for credit and debit card transactions. These receivables typically settle in less than five days and were $0.1 million and $0.2 million as of December 31, 2016 and 2015, respectively.

Concentrations of Business and Credit Risk

The Company maintains its cash within bank deposit accounts at high quality, accredited financial institutions. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to significant credit risk on cash.

The Company grants credit to its customers on an unsecured basis. As of December 31, 2016 and 2015, the balance of accounts receivable consisted of 17% and 28%, respectively, of amounts owed from the largest customer for the given period. The collection of these receivables has been within the terms of the associated customer agreement.

For the year ended December 31, 2016, approximately 12% of net sales was generated from one customer. For the Successor 2015 Period, approximately 24%, 20%, and 13% of net sales were generated from three customers.

For the year ended December 31, 2016, 15% of net sales was related to one license agreement. For the Successor 2015 Period, we had two license agreements that accounted for 23% and 12% of net sales. The top revenue producing license agreements were different each year. There are no significant license agreements expiring during 2017.

Other Comprehensive Income

The Company does not have any comprehensive income recorded, and therefore does not separately present a statement of comprehensive income in its consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable, net, primarily represent customer receivables, recorded at invoiced amount, net of a sales allowance and an allowance for doubtful accounts. An allowance for doubtful accounts is determined based on various factors, including specific identification of balances at risk for not being collected, historical experience and existing economic conditions. Receivables are written-off when all reasonable collection efforts have been exhausted and it is probable that any future payments due will not be collected.

Royalties

The Company enters into agreements for rights to licensed trademarks and characters for use in its products. These licensing agreements require the payment of royalty fees to the licensor based on a percentage of revenue. Many licensing agreements also require minimum royalty commitments. When royalty fees are paid in advance, the Company records these payments as a prepaid asset, either current or long-term based on when the Company expects to receive revenues under the related licensing agreement. If the Company determines that it is probable that the expected revenues will not be realized, a reserve is recorded against the prepaid asset for the non-recoverable portion. As of December 31, 2016, the Company has recorded a prepaid asset in the amount of $6.9 million, net of a reserve of $0.6 million. As of December 31, 2015, the Company recorded a prepaid asset of $6.9 million, net of a reserve of $0.3 million.

The Company records a royalty liability as revenues are earned based on the terms of the licensing arrangement. In situations where a minimum commitment is not expected to be met based on expected revenues, the Company will accrue up to the minimum amount when it is reasonably certain that revenues generated will not meet the minimum commitment. Royalty and license expense is recorded to cost of sales on the consolidated statements of operations. Royalty expenses for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period were $64.7 million, $9.2 million and $31.6 million, respectively.

Inventory

Inventory consists primarily of figures, plush, accessories and other finished goods, and is accounted for using the first-in, first-out (“FIFO”) method. The Company maintains reserves for excess and obsolete inventories to reflect the inventory balance at the lower of cost or market value. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to customers, or liquidation, and expected recoverable value of each disposition category. The Company estimates obsolescence based on assumptions regarding future demand. Inventory costs include direct product costs and freight costs. As a result of the ACON Acquisition, inventory was adjusted to fair value as of October 31, 2015. See Note 3, Acquisitions.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Tooling and Molds	2 years
Furniture and fixtures	5 to 7 years
Computer equipment, software and other	3 to 5 years
Leasehold improvements	Lesser of useful life or term of lease

Impairment of Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the asset to the Company’s business objectives. Should an impairment exist, the impairment loss would be measured based on the excess of the asset’s carrying amount over its fair value. The Company has not recognized any impairment losses during any of the years presented.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. The Company evaluates goodwill for impairment annually on October 1 of each year and upon the occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that the fair value of the net assets is below their carrying amounts.

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date. Intangible assets acquired include intellectual property (product design), customer relationships, and trade names. These are definite-lived assets and are amortized on a straight-line basis over their useful lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

Operating Leases

The Company leases office and warehouse space under operating leases. Rent expense for the Company’s leases, which generally include rent abatements and escalations, is recorded on a straight-line basis over the term of the related lease. The lease term begins when the Company has the right to control the use of the property. Differences between rent expense and rent paid is recorded as deferred rent on the consolidated balance sheets. For certain leases we receive tenant improvement allowances and record those as deferred rent on the consolidated balance sheets and amortize the tenant improvement allowances on a straight-line basis over the lease term as a reduction of rent expense.

As a result of the ACON Acquisition, deferred rent balances as of October 30, 2015 were removed based on the determination that the lease obligations were comparable to current market rates. See Note 3, Acquisitions.

Contingent Consideration from Business Combination

At and subsequent to the acquisition date of a business combination, the Company measures contingent consideration obligations at fair value at each balance sheet date with changes in fair value recognized in the consolidated statements of operations. Changes in fair values reflect changes to the Company’s assumptions regarding probabilities of successful achievement of the earnings-based metrics, the timing of when the payment will be made, and the discount rate used to estimate the fair value of the obligation.

Equity-based Compensation

The Company measures and recognizes expense for its equity-based compensation granted to employees and directors based on the fair value of the awards on the grant date. The fair value of option awards is estimated at the grant date using the Black-Scholes option pricing model that requires management to apply judgment and make estimates, including:

Volatility—this is estimated based on historical volatilities of a representative group of publicly traded consumer product companies with similar characteristics

Risk-free interest rate—this is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the award

Expected term—the expected term is calculated based on management’s estimate of the average time to a liquidity event

Dividend yield—the Company does not plan to pay dividends in the foreseeable future

Equity-based compensation expense is recognized on a straight-line basis over the vesting period of the award. The Company estimates that forfeitures will be immaterial, based on there being no historical forfeitures and based on employee turnover and expectations of future exercise behavior.

Revenue Recognition and Sales Allowance

Revenue from the sale of Company products is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there are no uncertainties regarding customer acceptance; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. The majority of revenue is recognized upon shipment of products.

The Company routinely enters into arrangements with its customers to provide sales incentives, and provides allowances for returns and defective merchandise. Such programs are based primarily on customer purchases and specified factors relating to sales to consumers. While the majority of sales adjustments are readily determinable at period end and do not require estimates, certain sales adjustments require management to make estimates. In making these estimates, management considers all available information, including the overall business environment, historical trends and information from customers. Sales incentives and allowances for returns and defective merchandise are recorded as sales adjustments and reduce revenue in the period the related revenue is recognized.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue on the consolidated balance sheets. Deferred revenue is classified as a current liability based on the expectation of recognition within 12 months following the date of each balance sheet. Sales terms do not allow for a right of return except in relation to a manufacturing defect.

Sales taxes collected on behalf of governmental authorities are recorded on a net basis and excluded from revenue.

Shipping Revenue and Costs

Shipping and handling costs include inbound freight costs and the cost to ship product to the customer and are included in cost of sales. Shipping costs billed to customers are included in net sales.

Advertising and Marketing Costs

Advertising and marketing costs are expensed when the advertising or marketing event takes place. These costs include the fees to participate in trade shows and Comic-Cons, as well as costs to develop promotional video and other online content created for advertising purposes. These costs are included in selling, general and administrative expenses and for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period were $6.8 million, $0.5 million and $3.3 million, respectively.

The Company enters into cooperative advertising arrangements with customers. The fees related to these arrangements are recorded as a reduction of net sales in the accompanying consolidated statements of operations because the Company has determined it does not receive an identifiable benefit and cannot reasonably estimate the fair value of these arrangements.

Product Design and Development Costs

Product design and development costs are recognized in selling, general and administrative expenses in the statements of operations as incurred. Product design and development costs for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period were $2.3 million, $0.3 million and $0.8 million, respectively.

Acquisition Transaction Costs

Acquisition transaction costs represent costs incurred by the Company in connection with potential acquisition targets and completed acquisitions.

Contingencies

The Company is subject to various claims and contingencies related to lawsuits, insurance, regulatory, and other matters arising in the normal course of business. If potential loss is considered probable and the amount can be estimated, a liability is accrued.

Income Taxes

The Company is a limited liability company and is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a result, the Company is not liable for U.S. federal or state and local income taxes in most jurisdictions in which it operates, and the income, expenses, gains and losses are reported on the returns of its members. The Company is subject to state and local income tax in certain jurisdictions in which it is not treated as a partnership, where it pays an immaterial amount.

Fair Value of Financial Instruments

The Company applies the accounting guidance related to fair value measurements. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value, the Company assumes the highest and best use of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk. The Company is required to disclose information on all financial instruments reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The fair value hierarchy ranks the valuation inputs based on the observable nature of those inputs as follows:

Level 1—Quoted prices in an active market for identical assets or liabilities

Level 2—Quoted prices in an active market for similar assets or liabilities, inputs other than quoted prices that are observable for similar assets or liabilities, inputs derived principally from or corroborated by observable market data by correlation or other means

Level 3—Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability

The Company’s other financial instruments, in addition to those presented in Note 5, Fair Value Measurements, include accounts receivable, accounts payable, and accrued liabilities. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Segment Reporting

The Company identifies its reportable segments according to how the business activities are managed and evaluated and for which discrete financial information is available and for which is regularly reviewed by our Chief Operating Decision Maker (the “CODM”) to allocate resources and assess performance. Because our CODM reviews financial performance and allocates resources at a consolidated level on a regular basis, the Company has one operating segment and one reportable segment.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) to simplify the test for goodwill impairment and removes step 2 from the goodwill impairment test. Early adoption is permitted, but will be effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The Company is currently evaluating the impact the adoption of this standard will have on the consolidated financial statements.

In January 2017, the FASB issued guidance that clarified the definition of a business to assist with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses and refines the definition of the term output. Early adoption is permitted but the guidance will be effective for annual periods beginning after December 15, 2017. The guidance is not expected to have an impact on the consolidated financial statements of the Company.

In March 2016, the FASB issued an ASU which simplifies various aspects of the accounting for share-based payments. The guidance requires companies to recognize excess tax benefits and deficiencies for share-based payments in the statement of operations when the awards vest or are settled and reflected in operating cash flows rather than recorded in equity and reported in financing cash flows. The guidance allows for the employer to withhold up to the maximum statutory tax rates in the applicable jurisdictions without triggering liability accounting. The guidance also allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements.

In February 2016, the FASB issued guidance related to lease accounting to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize all leases with a term of more than 12 months as lease assets and lease liabilities. A modified retrospective transition approach is required for leases existing at, or entered into after, the earliest period presented. The new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact the adoption of this standard will have on the consolidated financial statements.

In July 2015, the FASB issued guidance simplifying the measurement of inventory. This standard requires entities that use inventory methods other than the last-in, first-out (“LIFO”) or retail inventory method to measure inventory at the lower of cost or net realizable value. The guidance is effective for the fiscal year beginning after December 15, 2016. The Company is currently evaluating the impact this standard will have on the consolidated financial statements.

In May 2014, the FASB issued a comprehensive new revenue recognition standard. The new standard allows for a full retrospective approach to transition or a modified retrospective approach. This guidance is effective for fiscal years beginning after December 15, 2017. Some limited early adoption is permitted. The Company is currently evaluating the method of adoption it plans to use and the effect the standard is expected to have on the consolidated financial statements.

Recently Adopted Accounting Standards

In April 2015, the FASB issued guidance about a customer’s accounting for fees paid in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. The Company adopted this guidance on a prospective basis for the year ended December 31, 2016. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued new guidance which required the reclassification of debt issuance costs as a deduction from long-term debt on the consolidated balance sheets. The Company adopted this guidance for the year ended December 31, 2015, with full retrospective application, as required. The adoption only affects the presentation of the Company’s consolidated balance sheet.

In August 2014, the FASB issued new guidance which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year and to provide certain footnote disclosures if there is substantial doubt about an entity’s ability to continue as a going concern. The Company adopted this standard for the year ended December 31, 2016.

3. Acquisitions

Acquisition of Funko Holdings LLC

On October 30, 2015, FAH LLC acquired a controlling interest in FHL for $292.6 million in cash and $130.0 million in equity and options.

In connection with the ACON Acquisition, the Company also agreed to pay additional consideration of up to $40.0 million and $25.0 million in cash, if Adjusted EBITDA, as defined in the terms of the acquisition agreement, exceeded certain thresholds for the years ended December 31, 2015 and 2016, respectively.

Transaction costs incurred by the Company and by the Predecessor were $7.6 million and $13.3 million for the Successor 2015 Period and the Predecessor 2015 Period, respectively, and are recorded within acquisition transaction costs in the consolidated statements of operations. The elements of the purchase consideration are as follows (in thousands):

Cash paid	$291,689
Working capital adjustment to be paid in cash	903
Fair value of Class A units issued	128,180
Fair value of options for Class A units issued	1,168
Fair value of HR units issued	649
Fair value of contingent consideration	54,900

Total consideration	$477,489

The allocation of the purchase price is based on estimates of the fair value of assets acquired and liabilities assumed as of the acquisition date. The components of the purchase price allocation are as follows (in thousands):

Net working capital	$108,983
Property and equipment	12,155
Intellectual property	114,411
Customer relationships	63,129
Trade names	81,358
Goodwill	97,453

Total consideration transferred	$477,489

The acquisition was accounted for using the acquisition method of accounting. The Company’s consolidated financial statements reflect the final allocation of the purchase prices to the assets and liabilities assumed based on fair value as of the date of the acquisition.

In connection with the ACON Acquisition, the Predecessor extinguished its financing arrangements upon the acquisition by the Company. As a result, the opening balance sheet excluded the Predecessor’s $26.8 million line of credit, $21.5 million of notes payable to a related party, a $1.0 million term loan and $0.3 million in accrued interest.

It was determined that the book value of the identifiable assets and liabilities included within net working capital, excluding inventory, and of property and equipment was representative of the fair value. The fair values assigned to inventory were based on the cost approach which required an estimation of gross margin that would be earned upon the sale of the inventory, costs to sell the product and operating margin. The fair value of the inventory was determined to be $59.9 million, an increase of $22.1 million to the book value. This increased cost of sales by $8.7 million during the Successor 2015 Period and $13.4 million during the year ended December 31, 2016 when all of the purchased inventory was sold.

Purchase consideration included an obligation to make an additional cash payment of $40.0 million for exceeding an Adjusted EBITDA threshold during the year ended December 31, 2015, and $25.0 million for exceeding an Adjusted EBITDA threshold during the year ended December 31, 2016. The fair value of this contingent consideration was based on an assessment of the likelihood and timing of payment and a discount rate of 15.7%, as determined at the date of acquisition. The discount rate captures the credit risk associated with the payment of the contingent consideration when earned and due. The Company achieved the Adjusted EBITDA threshold requiring payment of the $40.0 million. The Company’s majority owner was required to contribute $15.0 million to the Company in exchange for 15,000 Class A Units at the time this liability was paid. At the time of the acquisition, this obligation was recorded at fair value of $9.4 million within Members’ Equity. The estimated fair value was based on the difference between the fair value of the Class A Units and the contractual purchase price, discounted at the risk-free rate corresponding to the time to maturity. Upon receiving the $15.0 million, the Company issued 15,000 Class A Units to the majority owner and made the required $40.0 million payment.

The fair value of the acquired intellectual property has been estimated using the multi-period excess earnings model. This method discounts the amount of excess cash flows generated by the asset. The fair value of the trade names was estimated using the relief-from-royalty method which required that the Company estimate hypothetical royalty payments that would be required over the economic life of the asset as if it were to be licensed instead of purchased. These payments were then discounted to their present value. The fair value of the customer relationships was estimated using the distributor method, which incorporates a market-based margin to differentiate the value contributed by a relationship with a customer, as opposed to the value provided by the unique product design and branding. The Company has determined the useful life of these assets to be 20 years and amortizes the value of the assets on a straight-line basis over this period. The excess of the purchase price over the estimated fair value of assets and liabilities assumed was recorded as goodwill and represents the estimated future economic benefits primarily attributed to the Company’s strategy of growth and expansion to global markets.

As a result of the ACON Acquisition, options to purchase 800,000 common units granted by the Predecessor were extinguished. Of these, options to purchase 688,309 common units were exercised and settled, while options to purchase 111,691 common units were replaced with 3,450 Class A Units of the Company. Of the total $21.7 million fair value recorded for option holders at the time of the ACON Acquisition, $16.8 million was attributable to service during the Predecessor 2015 Period and was included as part of the purchase consideration. The remaining $4.9 million was attributable to the replacement options and was treated as post-acquisition compensation expense and is expensed over the vesting period of those options in the Successor 2015 Period.

Purchase consideration included the issuance of 78,760 Class A Units, 1,461 options to purchase Class A Units, and 11,724 HR Units, all of which are defined within Note 11, Members’ Equity. The fair value of the Class A Units and options was determined to be $129.3 million. The fair value of the HR Units was determined to be $0.6 million. The fair value of these equity units issued as purchase consideration are recorded within Members’ Equity.

Acquisition of Flophouse, LLC

On March 18, 2015, the Predecessor entered into an acquisition agreement providing for the purchase of Flophouse, LLC, an apparel design company. The Predecessor paid purchase consideration of $0.9 million in cash. The fair value of assets acquired and liabilities assumed was de minimis. The purchase price was allocated to goodwill which was attributable to the advancement of the Predecessor’s ability to operate within the apparel market.

4. Goodwill and Intangible Assets

As of December 31, 2016 and 2015, intangible assets, net was composed of the following (in thousands):

	December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible assets subject to amortization
Intellectual property	$114,411	$(6,674)	$107,737
Trade names	81,358	(4,746)	76,612
Customer relationships	63,129	(3,682)	59,447

Balance as of December 31, 2016	$258,898	$(15,102)	$243,796

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible assets subject to amortization
Intellectual property	$114,411	$(953)	$113,458
Trade names	81,358	(678)	80,680
Customer relationships	63,129	(526)	62,603

Balance as of December 31, 2015	$258,898	$(2,157)	$256,741

For the year ended December 31, 2016, the Successor 2015 Period, and the Predecessor 2015 Period, amortization of intangible assets was $12.9 million, $2.2 million, and $1.4 million, respectively. Estimated amortization expense will be $12.9 million for each of the next five years.

There was no impairment of goodwill and intangible assets for the year ended December 31, 2016 or for the Successor 2015 Period and the Predecessor 2015 Period.

5. Fair Value Measurements

The Company recorded $54.9 million in contingent consideration at the time of the ACON Acquisition. As of December 31, 2016 and 2015, the fair value of the contingent consideration was $25.0 million and $57.3 million, respectively. The decrease in the consideration in 2016 reflects the payment of $40.0 million made during the year ended December 31, 2016. Fair value is measured using the discounted cash flow method and based on assumptions the Company believes would be made by a market participant. The significant unobservable inputs are probabilities of successful achievement of the EBITDA threshold that would trigger contingent purchase consideration in the ACON Acquisition, the timing of when the payments will be made, and the discount rate of 3.5% and 15.7% as of December 31, 2016 and 2015, respectively. Significant changes to these assumptions would result in a significantly lower or higher fair value measurement. The valuation represents a Level 3 measurement within the fair value hierarchy.

The following table sets forth the fair value and a summary of changes to the fair value of these Level 3 financial liabilities (in thousands):

Contingent Consideration
Balance as of October 31, 2015	$54,900
Changes in fair value	2,442

Balance as of December 31, 2015	57,342

Payments	(40,903)
Changes in fair value	8,561

Balance as of December 31, 2016	$25,000

Changes in fair value are recorded within selling, general and administrative expense on the consolidated statements of operations.

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2016	2015
Tooling and Molds	$28,942	$17,896
Leasehold improvements	4,970	2,420
Computer equipment, software, and other	2,346	1,335
Furniture, fixtures, and warehouse equipment	4,220	2,498
Construction in progress	5,452	1,068

	45,930	25,217
Less: Accumulated depreciation	(20,457)	(9,893)

Total property and equipment, net	$25,473	$15,324

Depreciation expense for the year ended December 31, 2016, the Successor 2015 Period and Predecessor 2015 Period, was $10.6 million, $1.2 million, and $4.3 million, respectively.

7. Accounts Receivable, Net

Accounts receivable, net consisted of the following (in thousands):

	December 31,
	2016	2015
Accounts receivable	$86,342	$48,147
Less: Allowance for doubtful accounts	(2,735)	(205)

Accounts receivable, net	$83,607	$47,942

Accounts receivable includes a $2.0 million tenant improvement receivable from a lessor. The remaining balance is customer receivables. Bad debt expense was $2.7 million for the year ended December 31, 2016, and de minimis and $0.2 million for the Successor 2015 Period and the Predecessor 2015 Period, respectively.

8. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2016	2015
Prepaid deposits for inventory and molds	$10,473	$4,467
Prepaid royalties, net	6,903	6,851
Other prepaid expenses and current assets	1,664	1,050

Total prepaid expenses and other current assets	$19,040	$12,368

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2016	2015
Accrued payroll and compensation	$4,768	$2,524
Deferred revenue	3,754	2,951
Accrued shipping costs	2,811	1,719
Accrued interest	86	1,110
Other current liabilities	2,327	2,974

Total accrued liabilities and other current liabilities	$13,746	$11,278

10. Line of Credit and Long-Term Debt

On October 30, 2015, the Company entered into a credit agreement which provided for a $175.0 million term loan facility (the “Term Loan A Facility”) and a revolving credit facility, including a $3.0 million subfacility for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loan A Facility, the “Senior Secured Credit Facilities”).

On September 8, 2016, the Company entered into an amendment to the credit agreement which, among other things, increased borrowings under the Term Loan A Facility by $50.0 million and changed the interest rate applicable to the Revolving Credit Facility. Proceeds from the additional Term Loan A Facility borrowings were used to fund a $49.0 million special cash distribution to the holders of Class A Units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management.

Borrowings under the Term Loan A Facility accrue interest at an annual rate equal to, at the Company’s option, either (1) the Reference Rate plus a margin of 6.25%, or (2) the LIBOR Rate plus a margin of 7.25% (in each case, as such terms are defined in the credit agreement).

The Term Loan A Facility is payable in quarterly principal installments of $2.2 million per quarter. The remaining unpaid balance on the Term Loan A Facility, together with all accrued and unpaid interest, is due and payable on the earlier of October 30, 2021 and the date all commitments under the Revolving Credit Facility are terminated.

Borrowings under the Revolving Credit Facility accrue interest at a rate equal to the one-month LIBOR published in The Wall Street Journal plus a margin of 2.50% per year. The Company can borrow up to an amount equal to the lesser of (1) the Borrowing Base (as defined in the credit agreement), and (2) $80.0 million, subject to reduction by certain reserve amounts that may be established by the administrative agent from time to time. The Company is required to pay an unused line fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate of 0.375% per year.

The Senior Secured Credit Facilities also provide for an excess cash flow payment following the end of each fiscal year that requires the Company to prepay the outstanding principal amount of all loans under the Senior Secured Credit Facilities in an aggregate amount equal to 60% of excess cash flow for such fiscal year, subject to certain step-downs and other reductions based on the Company’s senior leverage ratio and the amount of certain voluntary prepayments. The Company did not make any excess cash flow prepayments for the year ended December 31, 2016.

The Senior Secured Credit Facilities are collateralized by substantially all of the assets of, and the equity interests held by, the borrowers and any subsidiary guarantor that may become party to the credit agreement in the future, subject to certain exceptions. The Senior Secured Credit Facilities also contain certain financial and restrictive covenants. As of December 31, 2016, the Company was in compliance with all covenants under the Senior Secured Credit Facilities.

The Company paid $5.3 million and $1.5 million in fees to the lenders in connection with the Term Loan A Facility and the Revolving Credit Facility. An additional $2.4 million in fees were paid in connection with the First Amendment. The $1.5 million in fees paid in connection with the Revolving Credit Facility was capitalized as an asset and is amortized over the life of the credit agreement. The capitalized fees were $1.2 million and $1.5 million as of December 31, 2016 and 2015, respectively. The $5.3 million and the $2.4 million in fees paid in connection with the Term Loan A Facility were recorded as a discount to the Term Loan A Facility and are accreted using the effective interest rate method. As of December 31, 2016 and 2015, the unamortized discount was $6.4 million and $5.2 million, respectively.

As of December 31, 2016, the outstanding principal balance of the Term Loan A Facility was $217.4 million, with an effective interest rate of 8.93% per year. As of December 31, 2015, the outstanding principal balance of the Term Loan A Facility was $175.0 million, with an effective interest rate of 8.81% per year. Term debt, net of discount, was $211.0 million and $169.8 million as of December 31, 2016 and 2015, respectively.

The Company had $6.7 million of borrowings under the Revolving Credit Facility as of December 31, 2016, and no borrowings under the Revolving Credit Facility as of December 31, 2015. There were no outstanding letters of credit as of December 31, 2016 and 2015.

As of December 31, 2016 and 2015, the fair value of debt was $196.3 million and $172.4 million, respectively. The valuation of debt is performed using the discounted cash flow methodology and requires that management estimate a discount rate, using inputs observable in the market. Management’s estimate of the discount rate as of December 31, 2016 and 2015 was 11.0% and 8.6%, respectively.

11. Members’ Equity

Class A Units

The Company is authorized to issue an unlimited number of Class A Units with a par value of $1,000, and an 8% preferred return. During the year ended December 31, 2016, the Company issued 15,000 Class A Units for $15.0 million to the Company’s majority owner.

Common Units

The Company is authorized to issue 12,500 and 10,000 Common Units with $0 par value as of December 31, 2016 and 2015, respectively. The increase in the number of authorized common units was the result of an amendment to the Company’s LLC agreement on December 29, 2016. As of December 31, 2016, 11,578 common units were outstanding, of which 9,651 common units were subject to vesting requirements. As of December 31, 2015, 7,500 common units were outstanding, of which all were subject to vesting requirements.

Senior Preferred Units (“SP Units”)

The Company is authorized to issue SP Units only if the board of directors has determined that the Company lacks sufficient cash flow to pay its contingent liability obligations in cash. No SP Units were authorized or outstanding as of December 31, 2016 and 2015, respectively.

Home Run Units (“HR Units”)

The Company is authorized to issue 11,724 HR Units with $0 par value, all of which were outstanding as of December 31, 2016 and 2015.

In the event of any liquidation event, secured creditors to the extent permitted by law shall be entitled to receive reasonable provisions for payment of outstanding debt and liabilities. Second to the secured creditors, holders of SP Units, if any, will be entitled to receive payment in accordance with their aggregate SP preferred return and unreturned capital. Third, holders of Class A Units will receive their cumulative preferred return and unreturned capital. Fourth, a range of between 5% and 10% is distributed to the holders of common units, depending upon thresholds of return to the Company’s majority owner, with the remaining capital distributed to the holders of Class A Units. Finally, upon reaching the last threshold of return for the majority owner, 85.5%, 10%, and 4.5% is distributed to the holders of Class A Units, common units, and HR Units, respectively.

12. Equity-Based Compensation

Equity Incentive Plans

Funko Holdings, LLC maintained and granted option awards under the 2013 Option Plan (the “2013 Plan”). The 2013 Plan was terminated in conjunction with the ACON Acquisition.

Effective October 30, 2015, the Company’s LLC agreement allows for the issuance of common units to employees, officers, directors, consultants, and other such service providers to the Company. The number of awards and the terms, including vesting requirements, are subject to the approval of the board of directors. The board must also establish a distribution threshold for each award of common units in order to maintain the units as profits interests. As of December 31, 2016 and 2015, the total number of common units available for issuance as future awards was 922 and 2,500, respectively. Generally, awards granted by the Company under the LLC agreement vest over four years.

The board of directors may adopt option plans so that it may grant options to acquire Class A or common units. In addition, the Company currently sponsors the FAH, LLC 2015 Option Plan (the “2015 Option Plan”), pursuant to which certain of the Company’s employees were granted options to purchase Class A Units in FAH, LLC. As of December 31, 2016 3,450 Class A Units were reserved for issuance under the 2015 Option Plan.

Common Units

Equity-based compensation expense is recognized in the consolidated statements of operations as follows (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
Selling, general, and administrative expense	$2,369	$4,484	$9,925

As of December 31, 2016, there was $9.2 million of total unrecognized equity-based compensation expense. Of this, $0.5 million is related to options to purchase Class A Units and $8.7 million is related to unvested common units. As of December 31, 2016, the Company expected to recognize these costs over a remaining weighted average period of 2.0 years for options and 3.2 years for common units.

A summary of the Company’s common units activity is as follows:

	Units	Weighted Average Fair Value at Date of Grant per Unit
Unvested units as of October 30, 2015	—	$—
Granted	7,500	1,117

Unvested units as of December 31, 2015	7,500	1,117

Granted	4,078	670
Vested	(1,927)	1,105

Unvested units as of December 31, 2016	9,651	931

The fair value of common units is determined as of the grant date. The Company uses the income and market approaches to estimate the fair value of the Company’s equity. These methodologies are based on discounted projected cash flows, the cost of equity, the cost of debt, a selection of guideline public companies, and valuation multiples to apply to those companies. The fair value of the common units is based on the allocation of total equity using the Black Scholes model and the following assumptions:

	Successor	Successor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015
Risk free interest rate	0.83%	1.05%
Expected volatility	49%	37%
Expected life (years)	2.6	3.0
Expected dividend yield	0%	0%

The expected life is based on estimates of the likely timing of a liquidity event. A discount for lack of marketability of 20% is subtracted from the fair value for the valuation of common units issued during the year ended December 31, 2016. Management estimates expected forfeitures and recognizes compensation cost only for those awards expected to vest.

Options to Purchase Class A Units

A summary of the Company’s equity-based option activity is as follows:

	Number of Options for Class A Units	Weighted Average Exercise Price per Unit	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Predecessor
Outstanding as of December 31, 2014	321,000	$0.25
Granted	479,000	6.94
Exercised	(688,309)	4.26
Cancelled	(111,691)	4.26

Outstanding as of October 30, 2015	—	—	—	—

Successor
Granted	3,450	66.76

Outstanding as of December 31, 2015	3,450	66.76	7.92	2,526

Outstanding as of December 31, 2016	3,450	66.76	6.92	1,815

Exercisable as of December 31, 2015	2,506	8.02	7.50	1,982

Exercisable as of December 31, 2016	2,951	40.42	6.73	1,631

The fair value of the options awarded during the Predecessor 2015 Period was determined using the Black-Scholes option pricing model using a risk-free interest rate of 1.44% to 1.57%, volatility of 45%, estimated life of six years, and no expected dividends.

The fair value of the options to purchase 3,450 Class A Units granted during the Successor 2015 Period was based on the amount of consideration provided to option holders, less the value attributed to vesting occurring in the Predecessor 2015 Period. See Note 3, Acquisitions.

The weighted average grant date fair value of options granted during the Successor 2015 Period and the Predecessor 2015 Period was $2,697 per common unit and $21 per common unit, respectively. The intrinsic value of options exercised during the Predecessor 2015 Period was $18.3 million.

13. Commitments and Contingencies

The following table summarizes the Company’s future minimum commitments as of December 31, 2016 (in thousands):

	Year ended December 31,
	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt and related interest	$26,513	$25,794	$25,074	$24,399	$195,568	$—	$297,348
Operating leases	4,760	4,839	4,445	4,642	4,007	14,943	37,636
Minimum royalty obligations	7,690	12,384	200	—	—	—	20,274
Revolving Credit Facility	6,729	—	—	—	—	—	6,729

Total commitments	$45,692	$43,017	$29,719	$29,041	$199,575	$14,943	$361,987

Debt

The Company has entered into a credit agreement which includes a term loan facility and a revolving credit facility. The minimum interest rate included in the above table is 8.25%. See Note 10, Line of Credit and Long-Term Debt.

Leases

The Company has entered into non-cancellable operating leases for office, warehouse, and distribution facilities, with original lease periods expiring through 2027. Some operating leases also contain the option to renew for five-year periods at prevailing market rates at the time of renewal. In addition to minimum rent, certain of the leases require payment of real estate taxes, insurance, common area maintenance charges, and other executory costs. These executory costs are not included in the above table.

Rent expense for the year ended December 31, 2016, the Successor 2015 Period and the Predecessor 2015 Period was $3.7 million, $0.3 million and $1.2 million, respectively. Rent expense is recorded within selling, general and administrative expenses.

License Agreements

The Company enters into license agreements with various licensors of copyrighted and trademarked characters and design in connection with the products that the Company sells. The agreements generally require royalty payments based on product sales and in some cases may require minimum royalty and other related commitments.

Legal Contingencies

The Company may become involved in claims and litigation in the ordinary course of business. At this time, the Company does not believe that any of these claims will result, individually or in the aggregate, in a material adverse effect upon its financial condition or future results of operations.

14. Employee Benefit Plan

In October 2016, the Company adopted a 401(k) retirement and savings plan (the “401(k) Plan”) covering eligible employees. The 401(k) Plan allows employees and partners of the Company to make pre- and post-tax contributions up to the maximum allowable amount set by the IRS. The Company makes contributions to the 401(k) Plan on behalf of participants on a dollar-for-dollar match basis, up to 4% of a participant’s earnings. The contributions made by employees, partners and the Company are immediately 100% vested. As of December 31, 2016, the Company had contributed $0.2 million to the 401(k) Plan. Of this amount, $0.1 million is accrued within accrued payroll and compensation on the consolidated balance sheet as of December 31, 2016.

15. Related-Party Transactions

On October 31, 2015, the Company entered into a management services agreement with ACON Equity Management, L.L.C. (“ACON Equity Management”), which requires payment of a monitoring fee equal to the greater of (1) $500,000 and (2) 2% prior year Adjusted EBITDA, up to a maximum fee of $2.0 million. Pursuant to the management services agreement, Funko, LLC also agreed to pay ACON Equity Management a one-time advisory fee of $2.0 million, and agreed to reimburse ACON Equity Management for certain costs and expenses in connection with ACON Equity Management’s performance under the agreement. The management services agreement has an initial term of ten years, and is automatically renewable thereafter, provided that the agreement will terminate automatically immediately prior to the consummation of any sale transaction, in which case ACON Equity Management is entitled to receive an accelerated monitoring fee in an amount equal to the then-current monitoring fee payable for the lesser of three years and the remainder of the agreement’s initial ten-year term.

The Company has recognized $1.5 million and $0.3 million in fees for the year ended December 31, 2016 and the Successor 2015 Period, respectively. These fees are recorded within selling, general and administrative expenses. As of December 31, 2016 and 2015, $0.4 million and $0.3 million of these fees, respectively, were included within accrued expenses and other current liabilities. In addition, the Company recorded an expense for ACON Equity Management’s reimbursable expenses totaling $0.2 million and $0.0 million for the year ended December 31, 2016 and the Successor 2015 Period, respectively.

On October 31, 2015, the Company entered into subscription agreements with several members of management (the “Purchasers”) to purchase Class A Units of FAH, LLC having an aggregate purchase price of $0.9 million. Funko, LLC entered into a secured promissory note with each Purchaser in an amount equal to the purchase price of the Class A Units purchased by such individual. Amounts outstanding under the promissory notes are collateralized by all direct or indirect ownership interests of the Purchasers in FAH, LLC. The promissory notes have a ten-year term and an 8% interest rate compounded on an annual basis. The promissory notes were recorded as a non-cash transaction within equity. The Company recognizes interest on a cash basis when principal payments are made, and has recorded a nominal amount of interest income for the year ended December 31, 2016. No interest income was recognized for the Successor 2015 Period.

On October 30, 2015, the Predecessor repaid $21.5 million in aggregate principal amount of senior subordinated notes payable to related parties . The Predecessor recorded $1.5 million of interest expense in the Predecessor 2015 Period in relation to such senior subordinated notes.

The professional services agreement also provided that Funko, LLC would reimburse Fundamental Capital for certain expenses incurred in connection with the rendering of services thereunder. The Predecessor recorded $3.3 million of management fees within selling, general and administrative expense for the Predecessor 2015 Period. The professional services agreement was terminated at the time of the ACON Acquisition on October 30, 2015.

16. Segment Information

The Company has one reportable segment. The following table is a summary of product categories as a percent of net sales:

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
Figures	82.0%	88.6%	91.1%
Plush	6.0	2.2	2.9
Accessories	5.2	4.9	4.1
Other	6.8	4.3	1.9

The following tables present summarized geographical information (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
Net sales:
United States	$352,436	$40,906	$170,239
Foreign	74,281	15,659	47,252

Total net sales	$426,717	$56,565	$217,491

	December 31,
	2016	2015
Long-lived assets:
United States	$14,773	$8,760
China and Vietnam	13,791	8,026

Total long-lived assets	$28,564	$16,786

17. Subsequent Events—Unaudited

Management has evaluated subsequent events through April 28, 2017, the date the financial statements were available to be issued.

In January 2017, FAH, LLC, FHL and Funko, LLC entered into an amendment to the Company’s credit agreement which provided for, among other things, an additional $50.0 million term loan facility (the “Term Loan B Facility”) and an increase in commitments under the Revolving Credit Facility to $80.0 million. Borrowings under the Term Loan B Facility accrue interest at an annual rate equal to, at the Company’s option, either (1) the Reference Rate (as defined in the credit agreement) plus a margin of 9.00% per year, or (2) the LIBOR Rate plus a margin of 10.00% per year. The Term Loan B Facility is payable in monthly installments of $1.0 million per month; provided that the Company may forego any installment payment due with respect to the Term Loan B Facility on or prior to December 31, 2017 upon compliance with certain conditions. The remaining unpaid balance on the Term Loan B Facility, together with all accrued and unpaid interest, is due and payable on the earlier of October 30, 2021 and the date all commitments under the Revolving Credit Facility are terminated. Proceeds from the Term Loan B Facility were used to fund a $49.0 million special cash distribution to the holders of Class A Units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management. In conjunction with this amendment, the Company issued the lenders warrants to purchase 1,774 Class A Units and 94 Common Units of FAH, LLC, the impact of which the Company is currently evaluating.

In January 2017, the Company acquired certain assets of Underground Toys Limited which primarily consisted of inventory and identifiable intangible assets. Purchase consideration included $12.6 million in cash, the issuance of $2.0 million in Class A Units, and an additional payment in cash of up to $3.3 million contingent upon the assignment of certain license agreements. This asset acquisition did not have a material impact on the Company’s statement of operations. For the year ended December 31, 2016, we recognized net sales of $35.0 million and had $14.7 million of accounts receivable attributable to Underground Toys Limited.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except share amounts)

	March 31,	December 31,
	2017	2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,852	$6,161
Accounts receivable, net	65,656	83,607
Inventory	52,784	43,616
Prepaid expenses and other current assets	17,347	19,040

Total current assets	139,639	152,424

Property and equipment, net	31,452	25,473
Goodwill	99,106	97,453
Intangible assets, net	246,907	243,796
Other assets	3,884	3,091

Total assets	$520,988	$522,237

Liabilities and Members’ Equity
Current liabilities:
Line of credit	$28,460	$6,729
Current portion long-term debt, net of unamortized discount	16,228	7,130
Accounts payable	25,945	23,653
Accrued royalties	11,369	21,284
Accrued expenses and other current liabilities	25,307	13,746
Current portion of contingent consideration	27,478	25,000

Total current liabilities	134,787	97,542

Long-term debt	234,187	203,894
Deferred rent	3,507	3,424
Commitments and contingencies
Members’ equity:
Class A units, $1,000 par value; unlimited units authorized; 220,157 units and 219,311 units issued and outstanding at March 31, 2017 and December 31, 2016 respectively	220,157	219,311
Common units, no par value; 12,500 units and 10,000 units authorized; 11,578 units issued and outstanding at March 31, 2017 and December 31, 2016	—	—
Senior Preferred units, $1,000 par value; no units authorized, issued, and outstanding at March 31, 2017 and December 31, 2016	—	—
Home Run units, no par value; 11,724 units authorized; 11,724 units issued and outstanding at March 31, 2017 and December 31, 2016	—	—
Additional paid-in-capital	61,198	58,090
Accumulated other comprehensive loss	(146)	—
Accumulated deficit	(132,702)	(60,024)

Total members’ equity	148,507	217,377

Total liabilities and members’ equity	$520,988	$522,237

See accompanying notes to condensed consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Condensed Consolidated Statements of Operations

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Net sales	$99,052	$74,974
Cost of sales (exclusive of depreciation and amortization shown separately below)	64,061	55,489
Selling, general, and administrative expenses	25,092	17,053
Acquisition transaction costs	1,801	105
Depreciation and amortization	6,734	5,412

Total operating expenses	97,688	78,059

Income (loss) from operations	1,364	(3,085)
Interest expense, net	6,985	3,951
Other expense (income), net	6	—

Net loss	$(5,627)	$(7,036)

See accompanying notes to condensed consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Net loss	$(5,627)	$(7,036)

Other comprehensive loss, net of tax:
Foreign currency translation	(146)	—

Other comprehensive loss	(146)	—

Comprehensive loss	$(5,773)	$(7,036)

See accompanying notes to condensed consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Condensed Consolidated Statements of Members’ Equity

(in thousands)

(Unaudited)

	Class A Units		HR Units		Common Units		Recourse Loans To Management	Accumulated Other Comprehensive Income (Loss)	Undistributed Earnings (Accumulated Deficit)
	Units	Amounts	Units	Amounts	Units	Amounts				Total
Period ended December 31, 2016	219	$274,343	12	$649	12	$2,409	$(773)	$—	$(59,251)	$217,377

Equity issued in connection with acquisition	1	3,182								3,182
Warrants issued in connection with long-term debt									5,726	5,726
Equity-based compensation		60				712				772
Net loss									(5,627)	(5,627)
Cumulative translation adjustment								(146)		(146)
Recourse loans to management							188			188
Distribution to members									(72,965)	(72,965)

Period ended March 31, 2017	220	$277,585	12	$649	12	$3,121	$(585)	$(146)	$(132,117)	$148,507

See accompanying notes to condensed consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Operating Activities
Net loss	$(5,627)	$(7,036)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,734	5,412
Equity-based compensation	772	583
Contingent consideration	8	3,676
Accretion of discount on long-term debt	1,057	247
Amortization of debt issuance costs	101	70
Changes in operating assets and liabilities:
Accounts receivable, net	17,951	3,280
Inventory	6,445	13,215
Prepaid expenses and other assets	2,988	(3,623)
Accounts payable	(4,411)	(736)
Accrued royalties	(9,015)	(3,655)
Accrued expenses and other liabilities	10,077	(1,625)

Net cash provided by operating activities	27,080	9,808

Investing Activities
Purchase of property and equipment	(8,767)	(3,584)
Acquisition, net of cash	(12,554)	—

Net cash used in investing activities	(21,321)	(3,584)

Financing Activities
Borrowings on line of credit	51,987	2,395
Payments on line of credit	(30,256)	(2,395)
Proceeds from long-term debt, net	47,136	—
Payment of long-term debt	(4,150)	(1,650)
Distribution to members	(72,777)	(3,803)

Net cash used in financing activities	(8,060)	(5,453)

Effect of exchange rates on cash and cash equivalents	(8)	—
Net (decrease) increase in cash and cash equivalents	(2,309)	771
Cash and cash equivalents at beginning of period	6,161	24,411

Cash and cash equivalents at end of period	$3,852	$25,182

Supplement Cash Flow Information
Cash paid for interest	$5,708	$2,324
Accrual for purchases of property and equipment (non-cash)	306	—
Issuance of Class A units for acquisition (non-cash)	3,182	—
Issuance of warrants for Class A units in connection with long-term debt (non-cash)	5,061	—
Issuance of warrants for common units in connection with long-term debt (non-cash)	665	—
Reimbursement of management recourse loan (non-cash)	188	—

See accompanying notes to condensed consolidated financial statements.

Funko Acquisition Holdings, L.L.C. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business, Organization, and Basis of Presentation

Funko Acquisition Holdings, L.L.C. (together with its subsidiaries, the “Company” or “FAH, LLC”) is a Delaware limited liability company. The Company is headquartered in Everett, Washington and is a leading pop culture consumer products company. The Company designs, sources, and distributes licensed pop culture products across multiple categories, including figures, plush and accessories.

FAH, LLC is a holding company with no operating assets or operations and was formed on September 24, 2015. FAH, LLC owns 100% of Funko Holdings LLC, a Delaware limited liability company (“FHL”), which is also a holding company with no operating assets or operations, and which was formed on May 28, 2013. FHL owns 100% of Funko, LLC, a limited liability company formed in the state of Washington, which is the Company’s operating entity.

On October 30, 2015, ACON Funko Investors, L.L.C., through FAH, LLC, acquired a controlling interest in FHL and its subsidiary, Funko, LLC. This acquisition is referred to as the “ACON Acquisition”.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, but do not include all information and footnote disclosures required under U.S. GAAP for annual financial statements. In the opinion of management, the interim condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows as of the dates and for the periods presented. All intercompany transactions and balances are eliminated in consolidation.

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2016, which are included elsewhere in this Registration Statement on Form S-1. Interim results are not necessarily indicative of results for the full fiscal year due to seasonality and other factors.

The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

2. Recently Adopted Accounting Standards

In March 2016, the FASB issued an ASU which simplifies various aspects of the accounting for share-based payments. The guidance requires companies to recognize excess tax benefits and deficiencies for share-based payments in the statement of operations when the awards vest or are settled and reflected in operating cash flows rather than recorded in equity and reported in financing cash flows. The guidance allows for the employer to withhold up to the maximum statutory tax rates in the applicable jurisdictions without triggering liability accounting. The guidance also allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The Company adopted the new standard effective January 1, 2017 and has elected to account for forfeitures as they occur. The adoption of this standard did not have a material impact on the Company’s unaudited consolidated financial statements.

In July 2015, the FASB issued guidance simplifying the measurement of inventory. This standard requires entities that use inventory methods other than the last-in, first-out (“LIFO”) or retail inventory method to measure inventory at the lower of cost or net realizable value. The Company adopted the new standard effective January 1, 2017. The adoption of this standard did not have a material impact on the Company’s unaudited consolidated financial statements.

3. Acquisitions

Acquisition of Certain Assets of Underground Toys Limited

On January 27, 2017, the Company acquired certain assets of Underground Toys Limited, a manufacturer and distributor of licensed products based in the United Kingdom (the “Underground Acquisition”). The acquired assets primarily consisted of inventory and identifiable intangible assets, which are now used by the Company’s newly formed subsidiary Funko UK, Ltd. Initial purchase consideration included $12.6 million in cash, the issuance of $3.2 million in Class A Units in the Company, and an additional payment in cash of up to $2.5 million contingent upon the assignment of certain license agreements and certain working capital adjustments estimated to be $8.0 million.

The acquisition was accounted for using the acquisition method of accounting, which requires an acquirer to recognize assets acquired and liabilities assumed at the acquisition date fair values. The estimated fair value of the assets acquired and liabilities assumed is preliminary and differences between the preliminary and final estimated fair value could be material. The Company made an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. In the months after closing, as additional information is obtained about the assets and liabilities, including through tangible and intangible asset valuations, and the Company learns more about the newly acquired business, the Company will be able to refine the estimate of fair value and more accurately allocate the purchase price.

The following table summarizes the estimates of fair value at the date of acquisition (in thousands):

Cash paid	$12,554
Working capital adjustment to be paid in cash	7,967
Fair value of Class A Units issued	3,182
Fair value of contingent consideration	2,470

Total estimated purchase consideration	$26,173

The allocation of the purchase price is based on estimates of the fair value of assets acquired and liabilities assumed as of the acquisition date. The components of the estimated purchase price allocation are as follows (in thousands):

Inventory	$16,600
Other current assets	1,122
Property and equipment	289
Intangible assets	6,500
Goodwill	1,662

Total estimated consideration transferred	$26,173

The goodwill resulting from the Underground Toys Acquisition was from a number of factors including the future earnings and cash flow potential of the business, the competitive nature of the process by which the Company acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance the Company’s existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies the business brings to existing operations.

The following table summarizes the estimated identifiable intangible assets acquired (in thousands) and their estimated useful lives (in years):

	Intangible Assets	Estimated Useful Life
Customer relationships	$3,700	10
Licensor relationships	2,500	10
Supplier relationships	300	2

For the three months ended March 31, 2016 the Company recognized net sales of $7.0 million to Underground Toys Limited. For the year ended December 31, 2016, the Company recognized net sales of $35.0 million and had $14.7 million of accounts receivable attributable to Underground Toys Limited.

Costs, such as advisory, legal, accounting fees and change of control fees, incurred by the Company related to the acquisition of certain assets of Underground Toys Limited were $1.8 million for the three months ended March 31, 2017 and are recorded within acquisition transaction costs in the consolidated statements of operations.

Foreign currency transaction gains and losses are included in other income, net on the condensed consolidated statements of operations. Foreign currency transaction gains and losses were not material for the three months ended March 31, 2017.

The activity of Funko UK, Ltd that was included in the Company’s condensed consolidated statements of operations from the acquisition date to March 31, 2017 was net sales of $9.9 million and a net loss of $0.5 million.

4. Fair Value Measurements

The Company recorded $54.9 million in contingent consideration at the time of the ACON Acquisition. The Company recorded an estimated $2.5 million in contingent consideration at the time of the Underground Acquisition. The fair value of the contingent consideration related to the ACON acquisition was $25.0 million at March 31, 2017 and at December 31, 2016 and the fair value of contingent consideration related to the Underground Acquisition was $2.5 million at March 31, 2017.

Fair value is measured using the discounted cash flow method and based on assumptions the Company believes would be made by a market participant. The significant unobservable inputs are probabilities of successful achievement of the EBITDA threshold that would trigger contingent purchase consideration, the timing of when the payments will be made, and the discount rate used at time of measurement. Significant changes to these assumptions would result in a significantly lower or higher fair value measurement. The valuation represents a Level 3 measurement within the fair value hierarchy.

The following table sets forth the fair value and a summary of changes to the fair value of these Level 3 financial liabilities (in thousands):

Contingent Consideration
Balance at December 31, 2016	$25,000

Additions	2,470
Changes in fair value	8

Balance at March 31, 2017	$27,478

Changes in fair value are recorded within selling, general and administrative expense on the consolidated statements of operations.

5. Line of Credit and Long-Term Debt

On October 30, 2015, the Company entered into a credit agreement which provided for a $175.0 million term loan facility (the “Term Loan A Facility”) and a revolving credit facility, including a $3.0 million subfacility for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loan A Facility, the “Senior Secured Credit Facilities”).

On September 8, 2016, the Company entered into an amendment to the credit agreement which, among other things, increased borrowings under the Term Loan A Facility by $50.0 million and changed the interest rate applicable to the Revolving Credit Facility.

On January 17, 2017, the Company entered into an amendment to its credit agreement which provided for, among other things, an additional $50.0 million term loan facility (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Loan Facilities”), with interest rate options that can be chosen by the Company and an increase in commitments under the Revolving Credit Facility to $80.0 million. The Term Loan B Facility is payable in monthly installments of $1.0 million per month, with options to defer the installment payment by the Company on or prior to December 31, 2017 upon compliance with certain conditions. The remaining unpaid balance on the Term Loan B Facility, together with all accrued and unpaid interest, is due and payable on the earlier of October 30, 2021 and the date all commitments under the Revolving Credit Facility are terminated. Proceeds from the Term Loan B Facility were used to fund a $49.0 million special cash distribution to the holders of Class A Units of FAH, LLC, $0.8 million in cash bonus payments to certain of the Company’s executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management. In conjunction with this amendment, the Company issued the lenders warrants to purchase 1,774 Class A Units and 94 Common Units of FAH, LLC.

The debt and warrants were measured at their relative fair value at the date of issuance and as the warrants were determined to be an equity instrument, the relative fair value of the warrants, net of the allocated portion of issuance costs was recorded as additional paid in capital. The relative fair value assigned to the warrants to purchase Class A Units was $5.0 million and $0.7 million for the warrants to purchase Common Units. The total amount assigned to warrants is recorded as a debt discount and is accreted to interest expense using the effective interest rate method over the life of the debt.

The Senior Secured Credit Facilities also provide for an excess cash flow payment following the end of each fiscal year that requires the Company to prepay the outstanding principal amount of all loans under the Senior Secured Credit Facilities in an aggregate amount equal to 60% of excess cash flow for such fiscal year, subject to certain step-downs and other reductions based on the Company’s senior leverage ratio and the amount of certain voluntary prepayments. The Company did not make any excess cash flow prepayments for the three months ended March 31, 2017 or the year ended December 31, 2016.

The Senior Secured Credit Facilities are collateralized by substantially all of the assets of, and the equity interests held by, the borrowers and any subsidiary guarantor that may become party to the credit agreement in the future, subject to certain exceptions. The Senior Secured Credit Facilities also contain certain financial and restrictive covenants. As of March 31, 2017, the Company was in compliance with all covenants under the Senior Secured Credit Facilities.

As of March 31, 2017 and December 31, 2016, the unamortized discount on the Term Loan Facilities was $12.8 million and $6.4 million, respectively. These costs are included as an offset in long-term debt on the condensed consolidated balance sheet.

As of March 31, 2017, the outstanding principal balance of the Term Loan A Facility was $215.2 million, with an effective interest rate of 8.9% per year. As of December 31, 2016, the outstanding principal balance of the Term Loan A Facility was $217.4 million, with an effective interest rate of 8.93% per year. As of March 31, 2017, the outstanding principal balance of the Term Loan B Facility was $48.0 million, with an effective interest rate of 17.2% per year. Term debt, net of unamortized discount, was $250.4 million and $211.0 million as of March 31, 2017 and December 31, 2016, respectively.

The Company had $28.5 million and $6.7 million of borrowings under the Revolving Credit Facility as of March 31, 2017 and December 31, 2016, respectively. There were no outstanding letters of credit as of March 31, 2017 and December 31, 2016.

As of March 31, 2017 and December 31, 2016, the fair value of debt was $221.3 million and $196.3 million, respectively. The valuation of debt is performed using the discounted cash flow methodology and requires that management estimate a discount rate, using inputs observable in the market. Management’s estimate of the discount rate as of March 31, 2017 and December 31, 2016 was 14.0% and 11.0%, respectively.

6. Related-Party Transactions

On October 31, 2015, the Company entered into a management services agreement with ACON Equity Management, L.L.C. (“ACON Equity Management”), which requires payment of a monitoring fee equal to the greater of (1) $500,000 and (2) 2% prior year Adjusted EBITDA, up to a maximum fee of $2.0 million. Pursuant to the management services agreement, Funko, LLC also agreed to pay ACON Equity Management a one-time advisory fee of $2.0 million, and agreed to reimburse ACON Equity Management for certain costs and expenses in connection with ACON Equity Management’s performance under the agreement. The management services agreement has an initial term of ten years, and is automatically renewable thereafter, provided that the agreement will terminate automatically immediately prior to the consummation of any sale transaction, in which case ACON Equity Management is entitled to receive an accelerated monitoring fee in an amount equal to the then- current monitoring fee payable for the lesser of three years and the remainder of the agreement’s initial ten-year term.

The Company recognized $0.5 million and $0.3 million in fees for the three months ended March 31, 2017 and 2016, respectively. These fees are recorded within selling, general and administrative expenses. As of March 31, 2017 and December 31, 2016, $0.5 million and $0.4 million of these fees, respectively, were included within accrued expenses and other current liabilities.

On October 31, 2015, the Company entered into subscription agreements with several members of management (the “Purchasers”) to purchase Class A Units of FAH, LLC having an aggregate purchase price of $0.9 million. Funko, LLC entered into a secured promissory note with each Purchaser in an amount equal to the purchase price of the Class A Units purchased by such individual. Amounts outstanding under the promissory notes are collateralized by all direct or indirect ownership interests of the Purchasers in FAH, LLC. The promissory notes have a ten-year term and an 8% interest rate compounded on an annual basis. The promissory notes were recorded as a non-cash transaction within equity. The Company recognizes interest on a cash basis when principal payments are made, and recorded a nominal amount of interest income for the three months ended March 31, 2017 and the year ended December 31, 2016.

7. Segment Information

The Company has one reportable segment. The following table is a summary of product categories as a percent of net sales:

	Three Months Ended March 31,
	2017	2016
Figures	83.8%	82.2%
Plush	6.1	4.1
Accessories	4.0	4.7
Other	6.1	9.0

The following tables present summarized geographical information (in thousands):

	Three Months Ended March 31,
	2017	2016
Net sales:
United States	$76,406	$60,736
Foreign	22,646	14,238

Total net sales	$99,052	$74,974

	March 31, 2017	December 31, 2016
Long-lived assets:
United States	$20,339	$14,773
China and Vietnam	14,721	13,791
United Kingdom	276	—

Total long-lived assets	$35,336	$28,564

8. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss and the adjustments to other comprehensive loss consisted of foreign currency translation adjustments and were as follows (in thousands):

Three months ended March 31, 2017:
Balance at January 1, 2017	$—
Other comprehensive loss, net	(146)

Balance at March 31, 2017	$(146)

9. Subsequent Events

On May 4, 2017, the Company signed a securities purchase agreement pursuant to which the Company agreed to purchase, contingent on certain customary closing conditions, all the outstanding equity interests of Loungefly, Inc., a company that designs and sells a variety of licensed pop culture fashion accessories. The Company expects to complete the acquisition in June of 2017, subject to the satisfaction of such closing conditions.

            Shares

Funko, Inc.

Class A Common Stock

Goldman Sachs & Co. LLC

J.P. Morgan

BofA Merrill Lynch

Piper Jaffray

Jefferies

Stifel

BMO Capital Markets

SunTrust Robinson Humphrey

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Funko, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Funko, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon consummation of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) against certain liabilities.

Item 15. Recent sales of unregistered securities.

On April 21, 2017, Funko, Inc. issued 100 shares of common stock, par value $0.0001 per share, which will be redeemed upon the consummation of this offering, to an officer of Funko, Inc. in exchange for $0.01. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

In connection with the recapitalization transactions described in the accompanying prospectus, Funko, Inc. will issue (i)                  shares of Class A common stock to the Former Equity Owners in exchange for their indirect ownership interest in common units of Funko Acquisition Holdings, L.L.C. and (ii)                  shares of Class B common stock to ACON, Fundamental Capital, LLC, Funko International, LLC and certain current and former officers, employees and directors. The shares of Class A common stock and the shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and financial statements.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Funko, Inc. pursuant to the foregoing provisions, or otherwise, Funko, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Funko, Inc. of expenses incurred or paid by a director, officer or controlling person of Funko, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Funko, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Funko, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Funko, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Everett, Washington, on this      day of                 , 2017.

Funko, Inc.

By:
Brian Mariotti Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Funko, Inc. hereby constitutes and appoints Brian Mariotti and Russell Nickel, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Funko, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Brian Mariotti	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Russell Nickel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

Ken Brotman	Director	, 2017

Gino Dellomo	Director	, 2017

Charles Denson	Director	, 2017

Signature	Title	Date

Adam Kriger	Director	, 2017

Richard McNally	Director	, 2017

INDEX TO EXHIBITS

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Funko, Inc., as in effect prior to the consummation of this offering.

3.2*	Form of Amended and Restated Certificate of Incorporation of Funko, Inc., to be in effect upon the consummation of this offering.

3.3*	Form of Amended and Restated Bylaws of Funko, Inc. to be in effect upon the consummation of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of this offering.

10.2*	Form of Stockholders Agreement, to be effective upon the consummation of this offering.

10.3*	Form of Amended and Restated LLC Agreement of Funko Acquisition Holdings, L.L.C., to be effective upon the consummation of this offering.

10.4*	Form of Registration Rights Agreement, to be effective upon the consummation of this offering.

10.5	Financing Agreement, dated as of October 30, 2015, by and among Funko Acquisition Holdings, L.L.C., as Ultimate Parent and a Borrower, Funko Holdings LLC, as Parent and a Borrower, and Funko, LLC, as a Borrower, the guarantors that may become party thereto, the lenders from time to time party thereto, Cerberus Business Finance, LLC, as Collateral Agent, and PNC Bank, National Association, as Administrative Agent.

10.6	Amendment No. 1 to the Financing Agreement, dated as of September 8, 2016, by and among Funko Acquisition Holdings, L.L.C., as Ultimate Parent and a Borrower, Funko Holdings LLC, as Parent and a Borrower, and Funko, LLC, as a Borrower, the guarantors that may become party thereto, the lenders from time to time party thereto, Cerberus Business Finance, LLC, as Collateral Agent, and PNC Bank, National Association, as Administrative Agent.

10.7	Amendment No. 2 to the Financing Agreement, dated as of October 13, 2016, by and among Funko Acquisition Holdings, L.L.C., as Ultimate Parent and a Borrower, Funko Holdings LLC, as Parent and a Borrower, and Funko, LLC, as a Borrower, the guarantors that may become party thereto, the lenders from time to time party thereto, Cerberus Business Finance, LLC, as Collateral Agent, and PNC Bank, National Association, as Administrative Agent.

10.8	Amendment No. 3 to the Financing Agreement, dated as of January 17, 2017, by and among Funko Acquisition Holdings, L.L.C., as Ultimate Parent and a Borrower, Funko Holdings LLC, as Parent and a Borrower, and Funko, LLC, as a Borrower, the guarantors that may become party thereto, the lenders from time to time party thereto, Cerberus Business Finance, LLC, as Collateral Agent, and PNC Bank, National Association, as Administrative Agent.

10.9†	Funko Acquisition Holdings, L.L.C. 2015 Option Plan.

10.10†	Amendment No. 1 to Funko Acquisition Holdings, L.L.C. 2015 Option Plan.

10.11†	Form of Option Agreement.

Exhibit No.

10.12*†	2017 Incentive Award Plan and form of agreement.

10.13*†	2017 Executive Annual Incentive Plan and form of agreement.

10.14†	Employment Agreement, dated October 30, 2015, by and between Funko, LLC and Brian Mariotti.

10.15*†	Offer letter, dated September 29, 2013, by and between Funko, LLC and Russell Nickel.

10.16*†	Offer letter, dated June 15, 2016, by and between Funko, LLC and Tracy Daw.

10.17*†	Offer letter, dated July 15, 2016, by and between Funko, LLC and Michael McBreen.

10.18*	Form of Indemnification Agreement.

21.1	List of Subsidiaries of Funko, Inc.

23.1*	Consent of Ernst & Young LLP as to Funko, Inc.

23.2*	Consent of Ernst & Young LLP as to Funko Acquisition Holdings, L.L.C.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.